Subject to Completion. Dated September [   ], 2016.

PRELIMINARY PROSPECTUS

10,869,565 Shares



Camping World Holdings, Inc.

Class A Common Stock

This is an initial public offering of shares of the Class A common stock of Camping World Holdings, Inc. We are selling shares of Class A common stock.

Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share of our Class A common stock will be between $22.00 and $24.00. We have applied to list our Class A common stock on the New York Stock Exchange under the symbol ''CWH.''

We will have three classes of common stock outstanding after this offering: Class A common stock, Class B common stock and Class C common stock. Each share of our Class A common stock and Class B common stock entitles its holders to one vote per share on all matters presented to our stockholders generally; provided that, for as long as the ML Related Parties (as defined herein and currently indirectly owned by each of Stephen Adams and our Chairman and Chief Executive Officer, Marcus Lemonis), directly or indirectly, beneficially own in the aggregate 27.5% or more of all of the outstanding common units of CWGS Enterprises, LLC (''CWGS, LLC''), the shares of Class B common stock held by the ML Related Parties will entitle the ML Related Parties to the number of votes necessary such that the ML Related Parties, in the aggregate, cast 47% of the total votes eligible to be cast by all of our stockholders on all matters presented to a vote of our stockholders generally. Additionally, we will have one authorized share of Class C common stock that will entitle its holder to the number of votes necessary such that the holder casts 5% of the total votes eligible to be cast by all of our stockholders on all matters presented to a vote of our stockholders generally. We will issue such share of Class C common stock to ML RV Group, LLC, a Delaware limited liability company, wholly-owned by our Chairman and Chief Executive Officer, Marcus Lemonis. Upon a Class C Change of Control (as defined herein under ''Description of Capital Stock''), our Class C common stock shall no longer have any voting rights, such share of our Class C common stock will be cancelled for no consideration and will be retired, and we will not reissue such share of Class C common stock.

We will be a holding company, and upon consummation of this offering and the application of proceeds therefrom, our principal asset will be the common units of CWGS, LLC that we purchase from CWGS, LLC and acquire in connection with the consummation of the Transactions (as defined herein) from certain of the indirect owners of membership interests in CWGS, LLC, collectively representing an aggregate 21.7% economic interest in CWGS, LLC. The remaining 78.3% economic interest in CWGS, LLC will be owned by the Continuing Equity Owners through their ownership of common units.

We will be the sole managing member of CWGS, LLC. We will operate and control all of the business and affairs of CWGS, LLC and, through CWGS, LLC and its subsidiaries, conduct our business.

Following this offering, we will be a ''controlled company'' within the meaning of the corporate governance rules of the New York Stock Exchange. See ''Our Organizational Structure — Transactions'' and ''Management — Corporate Governance.''

See ''Risk Factors'' on page 24 to read about factors you should consider before buying shares of the Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Camping World Holdings, Inc.	$	$

(1) We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See ''Underwriting (Conflicts of Interest).''

To the extent that the underwriters sell more than 10,869,565 shares of Class A common stock, the underwriters have the option to purchase up to an additional 1,630,434 shares from us at the initial price to public less the underwriting discount.

The underwriters expect to deliver the shares of Class A Common stock against payment in New York, New York on   , 2016.

Goldman, Sachs & Co.   J.P. Morgan
BofA Merrill Lynch   Credit Suisse

Baird   **KeyBanc Capital Markets**   **Wells Fargo Securities**   **Stephens Inc.**

Prospectus dated   , 2016.

BASIS OF PRESENTATION

Organizational Structure

In connection with the closing of this offering, we will effect certain organizational transactions. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the organizational transactions, the Recapitalization (as defined herein) and this offering, which we refer to collectively as the ''Transactions.'' See ''Our Organizational Structure'' for a description of the Transactions and a diagram depicting our organizational structure after giving effect to the Transactions, including this offering.

As used in this prospectus, unless the context otherwise requires, references to:

- *''we,'' ''us,'' ''our,'' the ''Company,'' ''Camping World,''Good Sam''* and similar references refer: (i) following the consummation of the Transactions, including this offering, to Camping World Holdings, Inc., and, unless otherwise stated, all of its subsidiaries, including CWGS Enterprises, LLC, which we refer to as ''CWGS, LLC'' and, unless otherwise stated, all of its subsidiaries, and (ii) on or prior to the completion of the Transactions, including this offering, to CWGS, LLC and, unless otherwise stated, all of its subsidiaries.

- *''Continuing Equity Owners''* refers collectively to ML Acquisition, funds controlled by Crestview Partners II GP, L.P. and the Former Profit Unit Holders and each of their permitted transferees that will own common units in CWGS, LLC after the Transactions and who may, following the consummation of this offering, redeem at each of their options their common units for, at our election (determined solely by our independent directors (within the meaning of the rules of the New York Stock Exchange) who are disinterested), cash or newly-issued shares of our Class A common stock as described in ''Certain Relationships and Related Party Transactions — CWGS LLC Agreement.''

- *''Crestview''* refers to Crestview Advisors, L.L.C., a registered investment adviser to private equity funds, including funds affiliated with Crestview Partners II GP, L.P.

- *''CWGS LLC Agreement''* refers to CWGS, LLC's amended and restated limited liability company agreement, which will become effective on or prior to the consummation of this offering.

- *''Former Equity Owners''* refers to those Original Equity Owners controlled by Crestview Partners II GP, L.P. that will exchange their direct or indirect ownership interests in CWGS, LLC for shares of our Class A common stock in connection with the consummation of this offering.

- *''Former Profit Unit Holders''* refers collectively to our named executive officers (excluding Marcus Lemonis), Andris A. Baltins and K. Dillon Schickli, who are members of our board of directors, and certain other current and former non-executive employees and former directors, in each case, who hold existing profit units in CWGS, LLC pursuant to CWGS, LLC's existing equity incentive plan and who will receive common units of CWGS, LLC in exchange for their profit units in connection with the Transactions.

- *''ML Acquisition''* refers to ML Acquisition Company, LLC, a Delaware limited liability company, indirectly owned by each of Stephen Adams and our Chairman and Chief Executive Officer, Marcus Lemonis.

- *''ML Related Parties''* refers to ML Acquisition and its permitted transferees of common units, as set forth in ''Certain Relationships and Related Party Transactions — CWGS LLC Agreement — Agreement in Effect Upon Consummation of this Offering.''

- shortages of gasoline and diesel fuel have had a material adverse effect on the RV industry as a whole in the past and could have a material adverse effect on our business, financial condition or results of operations;

- the interruption or discontinuance of the operations of our suppliers and manufacturers could cause us to experience shortfalls, disruptions, or delays with respect to needed inventory;

- our business model is impacted by general economic conditions in our markets, and ongoing economic and financial uncertainties may cause a decline in consumer spending;

- we depend on our ability to attract and retain customers;

- we operate in a highly fragmented and competitive industry and may face increased competition;

- we may not be successful in opening, acquiring or operating new retail locations in any existing or new markets into which we expand;

- we depend on the value and strength of our brands;

- we will incur increased costs and obligations as a result of being a public company;

- whether we are able to realize any tax benefits that may arise from our organizational structure and any redemptions or exchanges of CWGS, LLC common units for cash or stock, including in connection with this offering;

- Marcus Lemonis, through his beneficial ownership of our shares directly or indirectly held by ML Acquisition and ML RV Group, will have substantial control over us and may approve or disapprove substantially all transactions and other matters requiring approval by our stockholders, including, but not limited to, the election of directors; and

- we are a ''controlled company'' within the meaning of the New York Stock Exchange (the ''NYSE'') listing requirements and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Before you invest in our Class A common stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading ''Risk Factors.''

Summary of the Transactions

Camping World Holdings, Inc., a Delaware corporation, was formed on March 8, 2016, to serve as the issuer of the Class A common stock offered hereby. Prior to this offering, all of our business operations have been conducted through CWGS, LLC and its subsidiaries.

On September [21], 2016, we amended the credit agreement governing our Senior Secured Credit Facilities (as defined herein) to, among other things, permit this offering, provide for incremental term loan borrowings of $110.0 million, increase the capacity for payments by the Borrower (as defined herein) to CWGS, LLC for payment of regular quarterly distributions to its common unit holders, including us, and permit a $75.0 million special distribution of a portion of such incremental borrowings under our Senior Secured Credit Facilities from the Borrower to CWGS, LLC for a distribution to its members, which was also made on September [21], 2016. The remainder of the proceeds will be used for general corporate purposes, including the potential acquisition of dealerships. We refer to these transactions collectively as the ''Recapitalization.''

We will consummate the following organizational transactions in connection with this offering:

- we will amend and restate CWGS, LLC's existing limited liability company agreement to, among other things, (i) convert all existing membership interests (including existing vested profit unit interests and all unvested profit unit interests, which will accelerate and vest in connection with this offering) in CWGS, LLC into 82,769,195 common units of CWGS, LLC,

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and (ii) appoint Camping World Holdings, Inc. as the sole managing member of CWGS, LLC upon its acquisition of common units in connection with this offering;

- we will amend and restate Camping World Holdings, Inc.'s certificate of incorporation to, among other things, provide (i) for Class A common stock and Class B common stock, with each share of our Class A common stock and Class B common stock entitling its holders to one vote per share on all matters presented to our stockholders generally; provided that, for as long as the ML Related Parties, directly or indirectly, beneficially own in the aggregate 27.5% or more of all of the outstanding common units of CWGS, LLC, the shares of our Class B common stock held by the ML Related Parties will entitle the ML Related Parties to the number of votes necessary such that the ML Related Parties, in the aggregate, cast 47% of the total votes eligible to be cast by all of our stockholders on all matters presented to a vote of our stockholders generally, (ii) for one share of Class C common stock entitling its holder to the number of votes necessary such that the holder casts 5% of the total votes eligible to be cast by all of our stockholders on all matters presented to a vote of our stockholders generally for as long as there is no Class C Change of Control (as defined herein under ''Description of Capital Stock'') and (iii) for the issuance of 61,993,423 shares of Class B common stock to the Continuing Equity Owners (other than the Former Profit Unit Holders) on a one-to-one basis with the number of common units of CWGS, LLC they own and for the issuance of one share of Class C common stock to ML RV Group, in each case, for nominal consideration;

- we will issue 10,869,565 shares of our Class A common stock to the purchasers in this offering (or 12,499,999 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds of approximately $230.4 million (or approximately $265.5 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock, based upon an assumed initial public offering price of $23.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus));

- we will use all of the net proceeds from this offering to purchase 10,869,565 newly-issued common units (or 12,499,999 common units if the underwriters exercise their option in full to purchase additional shares of Class A common stock) directly from CWGS, LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions, representing 13.1% (or 14.8% if the underwriters exercise their option in full to purchase additional shares of Class A common stock) of CWGS, LLC's outstanding common units following this offering;

- CWGS, LLC intends to use the net proceeds from the sale of common units to Camping World Holdings, Inc. to repay outstanding borrowings under the Term Loan Facility (as defined herein) and the remainder for general corporate purposes. See ''Use of Proceeds;''

- the Former Equity Owners will exchange their direct or indirect ownership interests in common units of CWGS, LLC for 7,061,062 shares of Class A common stock on a one-to-one basis; and

- Camping World Holdings, Inc. will enter into (i) a voting agreement (the ''Voting Agreement'') with ML Acquisition, ML RV Group, CVRV Acquisition LLC and CVRV Acquisition II LLC, (ii) a registration rights agreement (the ''Registration Rights Agreement'') with the Original Equity Owners and (iii) a tax receivable agreement (the ''Tax Receivable Agreement'') with the Continuing Equity Owners and Crestview Partners II GP, L.P. For a description of the terms of the Voting Agreement, the Registration Rights Agreement and the Tax Receivable Agreement, see ''Certain Relationships and Related Party Transactions.''

We collectively refer to the foregoing organizational transactions and the Recapitalization as the ''Transactions.''

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Immediately following the consummation of the Transactions (including this offering):

- Camping World Holdings, Inc. will be a holding company and its principal asset will be the common units it purchases or acquires from CWGS, LLC and the Former Equity Owners;

- Camping World Holdings, Inc. will be the sole managing member of CWGS, LLC and will control the business and affairs of CWGS, LLC and its subsidiaries;

- Camping World Holdings, Inc. will own 17,930,627 common units, representing a 21.7% economic interest in the business of CWGS, LLC (or 19,561,061 common units, representing a 23.2% economic interest in the business of CWGS, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

- the Continuing Equity Owners will own 64,838,568 common units, representing a 78.3% economic interest in the business of CWGS, LLC (or 64,838,568 common units, representing a 76.8% economic interest in the business of CWGS, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock), with each common unit held by the Continuing Equity Owners redeemable from time to time at each of their options for, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE) who are disinterested), newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each common unit redeemed, in each case in accordance with the terms of the CWGS LLC Agreement; provided that, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE) who are disinterested), we may effect a direct exchange of such Class A common stock or such cash, as applicable, for such common units. The Continuing Equity Owners may exercise such redemption right for as long as their common units remain outstanding. See ''Certain Relationships and Related Party Transactions — CWGS LLC Agreement;''

- the purchasers in this offering (i) will own 10,869,565 shares of Camping World Holdings, Inc.'s Class A common stock (or 12,499,999 shares of Camping World Holdings, Inc.'s Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately 11.9% of the combined voting power of all of Camping World Holdings, Inc.'s common stock and approximately 60.6% of the economic interest in Camping World Holdings, Inc. (or approximately 13.2% of the combined voting power and 63.9% of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (ii) through Camping World Holdings, Inc.'s ownership of CWGS, LLC's common units, indirectly will hold approximately 13.1% of the economic interest in the business of CWGS, LLC and its subsidiaries (or approximately 14.8% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

- ML Acquisition (i) will own 36,056,540 shares of Camping World Holdings, Inc.'s Class B common stock, representing 47% of the combined voting power of all of Camping World Holdings, Inc.'s common stock for as long as the ML Related Parties, directly or indirectly, beneficially own in the aggregate 27.5% or more of all of the outstanding common units of CWGS, LLC and (ii) will own 36,056,540 common units, representing a 43.6% economic interest in the business of CWGS, LLC (or 36,056,540 common units, representing a 42.7% economic interest in the business of CWGS, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

- ML RV Group will own one share of Camping World Holdings, Inc.'s Class C common stock, representing 5% of the combined voting power of all of Camping World Holdings, Inc.'s common stock for as long as there is no Class C Change of Control (for the definition of ''Class C Change of Control,'' please see ''Description of Capital Stock'');

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- Funds controlled by Crestview Partners II GP, L.P. will indirectly own (i) 7,061,062 shares of Camping World Holdings, Inc.'s Class A common stock owned directly by CVRV Acquisition II LLC and (ii) 25,936,883 common units of CWGS, LLC and 25,936,883 shares of Class B common stock of Camping World Holdings, Inc., with such common units and shares of Class B common stock owned directly by CVRV Acquisition LLC, which combined represents approximately 36.1% of the combined voting power of all of Camping World Holdings, Inc.'s common stock and approximately 39.4% of the economic interest in Camping World Holdings, Inc. (or approximately 34.8% of the combined voting power and 36.1% of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and, through Camping World Holdings, Inc.'s ownership of CWGS, LLC's common units and CVRV Acquisition LLC's direct ownership of CWGS, LLC's common units, directly or indirectly will hold approximately 39.9% of the economic interest in the business of CWGS, LLC and its subsidiaries (or approximately 39.1% if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

- the Former Profit Unit Holders will own 2,845,145 common units of CWGS, LLC, representing a 3.4% economic interest in the business of CWGS, LLC (or 2,845,145 common units, representing a 3.4% economic interest in the business of CWGS, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

As the sole managing member of CWGS, LLC, we will operate and control all of the business and affairs of CWGS, LLC and, through CWGS, LLC and its subsidiaries, conduct the business. Following the Transactions and the consummation of this offering, we will record a significant non-controlling interest in our consolidated subsidiary, CWGS, LLC, relating to the ownership interest of the Continuing Equity Owners. Accordingly, although Camping World Holdings, Inc. will have a minority economic interest in CWGS, LLC, it will control the management of CWGS, LLC as the sole managing member. As a result, Camping World Holdings, Inc. will consolidate CWGS, LLC and record a non-controlling interest in consolidated entity for the economic interest in CWGS, LLC held by the Continuing Equity Owners.

Unless otherwise indicated, this prospectus assumes the shares of Class A common stock are offered at $23.00 per share (the midpoint of the price range listed on the cover page of this prospectus). Although the number of shares of Class A common stock being offered hereby to the public and the total number of CWGS, LLC common units outstanding after the offering will remain fixed regardless of the initial public offering price in this offering, certain share information and CWGS, LLC common unit information presented in this prospectus will vary depending on the initial public offering price in this offering. Specifically, the relative allocation of the common units issued in the Transactions as among ML Acquisition, funds controlled by Crestview Partners II GP, L.P. and the Former Profit Unit Holders will vary, depending on the initial public offering price in this offering, which will also impact the shares of Class A common stock and Class B common stock issued to ML Acquisition and funds controlled by Crestview Partners II GP, L.P. in the Transactions. An increase in the assumed initial public offering price would result in a decrease in the amount of common units and, in turn, shares of Class A common stock and shares of Class B common stock issued to ML Acquisition and funds controlled by Crestview Partners II GP, L.P. and an increase in the amount of common units issued to the Former Profit Unit Holders on an aggregate basis. A decrease in the assumed initial public offering price would result in an increase in the amount of common units and, in turn, shares of Class A common stock and shares of Class B common stock issued to ML Acquisition and funds controlled by Crestview Partners II GP, L.P. and a decrease in the amount of common units issued to the Former Profit Unit Holders on an aggregate basis.

For more information regarding our structure, see ''Our Organizational Structure.''

Camping World Holdings, Inc. S-1 Proj: P7993NYC16 Job: 16ZAX19301 (16-7993-1)
REDLINED Page Dim: 8.250″ X 10.750″ Copy Dim: 38. X 54.3 File: CA19301A.;72 v6.8

Ownership Structure

The diagram below depicts our organizational structure after giving effect to the Transactions, including this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock. Prior to this offering, certain funds controlled by Crestview Partners II GP, L.P. and ML Acquisition held ownership interests in CWGS, LLC and the Former Profit Unit Holders and ML Acquisition held profit units in CWGS, LLC pursuant to its equity incentive plan.


Former Profit Unit Holders
ML RV Group(1)
ML Acquisition(2)
Crestview Funds(3)
Investors in this Offering
Class C common stock • 5% voting interest • no economic interest
Class B common stock • 47% voting interest • no economic interest
Class A common stock • 7.7% voting interest • 39.4% economic interest
Class B common stock • 28.4% voting interest • no economic interest
Class A common stock • 11.9% voting interest • 60.6% economic interest
Camping World Holdings, Inc. (Delaware Corporation) Issuer
Common units • 43.6% economic interest
Sole Managing Member Common units(5) • 21.7% economic interest
Common units • 3.4% economic interest
Common units • 31.3% economic interest
CWGS Enterprises, LLC (Delaware LLC)
Operating Subsidiaries(4)

(1) ML RV Group is wholly-owned by our Chairman and Chief Executive Officer, Marcus Lemonis.

(2) ML Acquisition will hold its shares of Class B common stock in Camping World Holdings, Inc. and its common units in CWGS, LLC through CWGS Holding, LLC, a wholly owned subsidiary of ML Acquisition. ML Acquisition is currently indirectly owned by each of Stephen Adams and our Chairman and Chief Executive Officer, Marcus Lemonis.

(3) Certain funds controlled by Crestview Partners II GP, L.P., as Continuing Equity Owners, will hold their common units in CWGS, LLC through CVRV Acquisition LLC, which is wholly owned by such funds. Certain other funds controlled by Crestview Partners II GP, L.P., as Former Equity Owners, will hold their Class A common stock in Camping World Holdings, Inc. through CVRV Acquisition II LLC, which is wholly owned by such funds.

(4) CWGS Group, LLC, a direct wholly-owned subsidiary of CWGS, LLC, is the borrower under our Senior Secured Credit Facilities. FreedomRoads, LLC, an indirect wholly-owned subsidiary of CWGS, LLC, is the borrower under our Floor Plan Facility.

(5) A portion of these common units will be held through a wholly-owned subsidiary of Camping World Holdings, Inc. as a result of the Former Equity Owners exchanging their indirect ownership interests in common units of CWGS, LLC for shares of Class A common stock on a one-to-one basis as part of the Transactions.

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MERRILL CORPORATION LBURNET//19-SEP-16 10:01 DISK133:[16ZAX1.16ZAX19301]CE19301A.;57
mrll_0915.fmt Free: 1220D*/4140D Foot: 0D/ 0D VJ RSeq: 1 Clr: 0
DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 26-30 B Cs: 46396

The Offering

Issuer	Camping World Holdings, Inc.
Shares of Class A common stock offered by us	10,869,565 shares.
Underwriters' option to purchase additional shares of Class A common stock	1,630,434 shares.
Shares of Class A common stock to be issued to the Former Equity Owners	7,061,062 shares.
Shares of Class A common stock to be outstanding immediately after this offering	17,930,627 shares, representing 19.6% of the voting interest and 100% of the economic interest in Camping World Holdings, Inc.
Shares of Class B common stock to be outstanding immediately after this offering	61,993,423 shares, representing 75.4% of the voting interest and no economic interest in Camping World Holdings, Inc.
Shares of Class C common stock to be outstanding immediately after this offering	One share, representing 5% of the voting interest and no economic interest in Camping World Holdings, Inc.
Common units of CWGS, LLC to be held by us immediately after this offering	17,930,627 common units, representing a 21.7% economic interest in the business of CWGS, LLC (or 19,561,061 common units, representing a 23.2% economic interest in the business of CWGS, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Common units of CWGS, LLC to be held by the Continuing Equity Owners after this offering	64,838,568 common units, representing a 78.3% economic interest in the business of CWGS, LLC (or 64,838,568 common units, representing a 76.8% economic interest in the business of CWGS, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

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Additionally, our one share of Class C common stock will entitle ML RV Group, its holder, to the number of votes necessary such that the holder casts 5% of the total votes eligible to be cast by all of our stockholders on all matters presented to a vote of our stockholders generally for as long as there is no Class C Change of Control. For the definition of ''Class C Change of Control,'' please see ''Description of Capital Stock.'' Accordingly, Marcus Lemonis, through his beneficial ownership of our shares directly or indirectly held by ML Acquisition and ML RV Group, will control more than 50% of the voting power of our common stock and, subject to the Voting Agreement as described herein, may approve or disapprove substantially all transactions and other matters requiring approval by our stockholders, including the election of directors.

Redemption rights of holders of common units . . . . The Continuing Equity Owners may from time to time at each of their options require CWGS, LLC to redeem all or a portion of their common units (64,838,568 common units outstanding immediately after this offering) in exchange for, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE) who are disinterested), newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each common unit redeemed, in each case in accordance with the terms of the CWGS LLC Agreement; provided that, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE) who are disinterested), we may effect a direct exchange of such Class A common stock or such cash, as applicable, for such common units. The Continuing Equity Owners may exercise such redemption right for as long as their common units remain outstanding. See ''Certain Relationships and Related Party Transactions — CWGS LLC Agreement.'' Simultaneously with the payment of cash or shares of Class A common stock, as applicable, in connection with a redemption or exchange of common units pursuant to the terms of the CWGS LLC Agreement, a number of shares of our Class B common stock registered in the name of the redeeming or exchanging Continuing Equity Owner (other than Former Profit Unit Holders) will be cancelled for no consideration on a one-for-one basis with the number of common units so redeemed or exchanged.

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Use of proceeds	We estimate, based upon an assumed initial public offering price of $23.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus), we will receive net proceeds from this offering of approximately $230.4 million (or $265.5 million if the underwriters exercise their option in full to purchase additional shares of Class A common stock), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to purchase 10,869,565 common units (or 12,449,999 common units if the underwriters exercise their option in full to purchase additional shares of Class A common stock) directly from CWGS, LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering, less the underwriting discounts and commissions. CWGS, LLC intends to use the net proceeds from the sale of common units to Camping World Holdings, Inc. to repay outstanding borrowings under the Term Loan Facility, including $75.0 million of borrowings used to pay a distribution to its members as part of the Recapitalization and the remainder for general corporate purposes.
Conflicts of interest	Goldman, Sachs & Co. and/or certain of its affiliates will receive more than 5% of the net proceeds of this offering due to the repayment of borrowings under the Term Loan Facility. Therefore, Goldman, Sachs & Co. is deemed to have a conflict of interest within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (''Rule 5121''). Accordingly, this offering is being conducted in accordance with Rule 5121, which requires, among other things, that a ''qualified independent underwriter'' participate in the preparation of, and exercise the usual standards of ''due diligence'' with respect to, the registration statement and this prospectus. J.P. Morgan Securities LLC has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act (as defined herein), specifically including those inherent in Section 11 thereof. J.P. Morgan Securities LLC will not receive any additional fees for serving as a qualified independent underwriter with this offering. We have agreed to indemnify J.P. Morgan Securities LLC against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. For more information, see ''Underwriting (Conflicts of Interest).''

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Dividend policy	CWGS, LLC intends to make a regular quarterly cash distribution to its common unit holders of approximately $0.063 per common unit, and we intend to use all of the proceeds from such distribution on our common units to pay a regular quarterly cash dividend of approximately $0.063 per share on our Class A common stock, subject to our discretion as the sole managing member of CWGS, LLC and the discretion of our board of directors. In addition, we currently intend to pay a special cash dividend of all or a portion of the Excess Tax Distribution (as defined under ''Dividend Policy'') to the holders of our Class A common stock from time to time subject to the discretion of our board of directors as described under ''Dividend Policy.''
	Our ability to pay cash dividends on our Class A common stock depends on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements and in any preferred stock, our business prospects and other factors that our board of directors may deem relevant. Additionally, our ability to distribute any Excess Tax Distribution will also be subject to no early termination or amendment of the Tax Receivable Agreement, as well as the amount of tax distributions actually paid to us and our actual tax liability. Furthermore, because we are a holding company, our ability to pay cash dividends on our Class A common stock depends on our receipt of cash distributions from CWGS, LLC and, through CWGS, LLC, cash distributions and dividends from its operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur. In particular, our ability to pay any cash dividends on our Class A common stock is limited by restrictions on the ability of CWGS, LLC and our other subsidiaries and us to pay dividends or make distributions to us under the terms of our Senior Secured Credit Facilities (as defined herein) and our Floor Plan Facility (as defined herein). We do not currently believe that the restrictions contained in our existing indebtedness will impair the ability of CWGS, LLC or our ability to make the distributions or pay the dividends as described above. See ''Description of Certain Indebtedness'' for a description of the restrictions on our ability to pay dividends. Our dividend policy has certain risks and limitations, particularly with respect to liquidity, and we may not pay dividends according to our policy, or at all. See ''Dividend Policy'' and ''Risk Factors — Risks Relating to This Offering and Ownership of Our Class A Common Stock — Our ability to pay regular and special dividends on our Class A common stock is subject to the discretion of our board of directors and may be limited by our structure and statutory restrictions and restrictions imposed by our Senior Secured Credit Facilities and our Floor Plan Facility as well as any future agreements.''

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Controlled company exemption .	After the consummation of this offering, we will be considered a ''controlled company'' for the purposes of the NYSE listing requirements as Marcus Lemonis, through his beneficial ownership of our shares directly or indirectly held by ML Acquisition and ML RV Group, and certain funds controlled by Crestview Partners II GP, L.P., will in the aggregate have more than 50% of the voting power for the election of directors. See ''Principal Stockholders.'' As a ''controlled company,'' we will not be subject to certain corporate governance requirements, including that: (i) a majority of our board of directors consists of ''independent directors,'' as defined under the rules of NYSE; (ii) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; (iii) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and (iv) we perform annual performance evaluations of the nominating and corporate governance and compensation committees. As a result, we may not have a majority of independent directors on our board of directors, an entirely independent nominating and corporate governance committee, an entirely independent compensation committee or perform annual performance evaluations of the nominating and corporate governance and compensation committees unless and until such time as we are required to do so.
Tax Receivable Agreement	We will enter into a Tax Receivable Agreement with CWGS, LLC, each of the Continuing Equity Owners and Crestview Partners II GP, L.P. that will provide for the payment by Camping World Holdings, Inc. to the Continuing Equity Owners and Crestview Partners II GP, L.P. of 85% of the amount of tax benefits, if any, that Camping World Holdings, Inc. actually realizes (or in some circumstances is deemed to realize) as a result of (i) increases in tax basis resulting from the purchase of common units from Crestview Partners II GP, L.P. in exchange for Class A common stock in connection with the consummation of this offering and any future redemptions that are funded by Camping World Holdings, Inc. or exchanges of common units described above under '' — Redemption rights of holders of common units,'' and (ii) certain other tax benefits attributable to payments made under the Tax Receivable Agreement. See ''Certain Relationships and Related Party Transactions — Tax Receivable Agreement'' for a discussion of the Tax Receivable Agreement.

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Registration Rights Agreement .	Pursuant to the Registration Rights Agreement, we will, subject to the terms and conditions thereof, agree to register the resale of the shares of our Class A common stock that are issuable to the Continuing Equity Owners upon redemption or exchange of their common units of CWGS, LLC and the shares of our Class A common stock that are issued to the Former Equity Owners in connection with the Transactions. See ''Certain Relationships and Related Party Transactions — Registration Rights Agreement.''
Trading symbol	We have applied to list our Class A common stock on the NYSE under the symbol ''CWH.''

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus:

- gives effect to the amendment and restatement of CWGS, LLC's existing limited liability company agreement that converts all existing membership interests in CWGS, LLC into 71,899,630 common units, as well as the filing of our amended and restated certificate of incorporation;

- gives effect to the Transactions;

- excludes 14,606,329 shares of Class A common stock reserved for issuance under our 2016 Plan (as defined herein), including shares of Class A common stock issuable pursuant to 1,175,872 stock options and 158,042 restricted stock units granted to certain of our directors and certain of our employees in connection with this offering as described under the captions ''Executive Compensation — Compensation of our Directors'' and ''Executive Compensation — Equity Compensation Plan Information — Compensation Programs To Be Adopted In Connection With This Offering — 2016 Incentive Award Plan;''

- excludes shares of Class A common stock that may be issuable upon exercise of redemption rights of the Continuing Equity Owners (or, at our election, a direct exchange);

- assumes an initial public offering price of $23.00 per share of Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus; and

- assumes no exercise by the underwriters of their option to purchase 1,630,434 additional shares of Class A common stock from us.

Unless otherwise indicated, this prospectus assumes the shares of Class A common stock are offered at $23.00 per share (the midpoint of the price range listed on the cover page of this prospectus). Although the number of shares of Class A common stock being offered hereby to the public and the total number of CWGS, LLC common units outstanding after the offering will remain fixed regardless of the initial public offering price in this offering, certain share information and CWGS, LLC common unit information presented in this prospectus will vary depending on the initial public offering price in this offering. Specifically, the relative allocation of the common units issued in the Transactions as among ML Acquisition, funds controlled by Crestview Partners II GP, L.P. and the Former Profit Unit Holders will vary, depending on the initial public offering price in this offering, which will also impact the shares of Class A common stock and Class B common stock issued to ML Acquisition and funds controlled by Crestview Partners II GP, L.P. in the Transactions. An increase in the assumed initial public offering price would result in a decrease in the amount of common units and, in turn, shares of Class A common stock and shares of Class B common stock issued to ML Acquisition and funds controlled by Crestview Partners II GP, L.P. and an increase in the amount of common units issued to the Former Profit Unit Holders on an aggregate basis. A decrease in the assumed initial public offering price would result in an increase in the amount of common units and, in turn, shares of Class A common stock and shares of Class B common stock issued to ML Acquisition and funds controlled by Crestview Partners II GP, L.P. and a decrease in the amount of common units issued to the Former Profit Unit Holders on an aggregate basis.

	Pro Forma Camping World Holdings, Inc.		Historical CWGS, LLC				
	Six Months Ended	Fiscal Year Ended	Six Months Ended		Fiscal Year Ended		
	June 30, 2016	December 31, 2015	June 30, 2016	June 30, 2015	December 31, 2015	December 31, 2014	December 31, 2013
	(unaudited)		(unaudited)				
	(in thousands, except per share data, margins and selected other operating data)						
Consolidated Statements of Income Data:							
Revenue:							
Consumer Services and Plans . . . $	90,426	$ 174,600	$ 90,426	$ 86,845	$ 174,600	$ 162,598	$ 166,231
Retail							
New vehicles	988,232	1,607,790	988,232	846,658	1,607,790	1,176,838	1,030,687
Used vehicles	396,174	806,759	396,174	408,120	806,759	680,786	569,681
Parts, services and other	298,883	553,834	298,883	273,627	553,834	518,905	483,705
Finance and insurance, net . . .	120,392	190,278	120,392	99,637	190,278	134,826	106,291
Subtotal	1,803,681	3,158,661	1,803,681	1,628,042	3,158,661	2,511,355	2,190,364
Total revenue	1,894,107	3,333,261	1,894,107	1,714,887	3,333,261	2,673,953	2,356,595
Costs applicable to revenue (exclusive of depreciation and amortization shown separately below):							
Consumer Services and Plans . . .	39,118	81,749	39,118	40,792	81,749	74,065	82,128
Retail							
New vehicles	850,973	1,387,358	850,973	729,626	1,387,358	1,012,494	890,047
Used vehicles	321,234	652,235	321,234	329,996	652,235	551,702	457,718
Parts, services and other	156,261	297,957	156,261	144,220	297,957	280,345	264,039
Subtotal	1,328,468	2,337,550	1,328,468	1,203,842	2,337,550	1,844,541	1,611,804
Total costs applicable to revenue . .	1,367,586	2,419,299	1,367,586	1,244,634	2,419,299	1,918,606	1,693,932
Gross profit:							
Consumer Services and Plans . . .	51,308	92,851	51,308	46,053	92,851	88,533	84,103
Retail							
New vehicles	137,259	220,432	137,259	117,032	220,432	164,344	140,640
Used vehicles	74,940	154,524	74,940	78,124	154,524	129,084	111,963
Parts, services and other	142,622	255,877	142,622	129,407	255,877	238,560	219,666
Finance and insurance, net . . .	120,392	190,278	120,392	99,637	190,278	134,826	106,291
Subtotal	475,213	821,111	475,213	424,200	821,111	666,814	578,560
Total gross profit	526,521	913,962	526,521	470,253	913,962	755,347	662,663
Operating expenses:							
Selling, general and administrative	357,694	647,605	356,096	315,879	644,409	544,107	482,655
Depreciation and amortization . . .	11,925	24,101	11,925	11,398	24,101	24,601	21,183
(Gain) loss on sale of assets	(248)	(237)	(248)	(665)	(237)	33	1,803
Total operating expenses	369,371	671,469	367,773	326,612	668,273	568,741	505,641
Income from operations	157,150	242,493	158,748	143,641	245,689	186,606	157,022
Other income (expense):							
Floor plan interest expense	(10,529)	(12,427)	(10,529)	(6,381)	(12,427)	(10,675)	(9,980)
Other interest expense, net	(23,231)	(49,044)	(25,325)	(26,362)	(53,377)	(46,769)	(74,728)
Loss on debt repayment	—	(4,804)	—	—	—	(1,831)	(49,450)
Other income (expense), net	(2)	1	(2)	—	1	(35)	(59)
Total other income (expense)	(33,762)	(66,274)	(35,856)	(32,743)	(65,803)	(59,310)	(134,217)
Income before income taxes	123,388	176,219	122,892	110,898	179,886	127,296	22,805
Income tax expense	(12,642)	(16,091)	(2,350)	(2,208)	(1,356)	(2,140)	(1,988)
Net income . . . . $	110,746	$ 160,128	$ 120,542	$ 108,690	$ 178,530	$ 125,156	$ 20,817
Per Share Data[(1)]:							
Pro forma weighted average shares of Class A common stock outstanding:							
Basic	17,930,627	17,930,627					
Diluted	66,172,482	66,172,482					
Pro forma net income available to Class A common stock per share:							
Basic . . . . $	0.89	$ 1.29					
Diluted . . . . $	0.88	$ 1.28					

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	Historical CWGS, LLC				
	Six Months Ended		Fiscal Year Ended		
	June 30, 2016	June 30, 2015	December 31, 2015	December 31, 2014	December 31, 2013
	(unaudited)				
	(in thousands, except per share data, margins and selected other operating data)				
Consolidated Statements of Cash Flows Data:					
Net cash provided by operating activities	$ 114,425	$ 91,545	$ 112,143	$ 44,064	$ 14,623
Net cash used in investing activities	$ (82,122)	$ (157,584)	$ (176,200)	$ (50,225)	$ (46,195)
Net cash (used in) provided by financing activities	$ (85,262)	$ (11,258)	$ 45,372	$ 80,366	$ 48,120
Selected Other Data:					
EBITDA[(2)]	$ 160,142	$ 148,658	$ 257,364	$ 198,666	$ 118,716
Adjusted EBITDA[(2)]	$ 161,146	$ 145,391	$ 253,718	$ 198,555	$ 168,481
Adjusted EBITDA Margin[(3)]	8.5%	8.5%	7.6%	7.4%	7.1%
Same store sales growth[(4)]	8.1%	14.5%	12.8%	6.8%	15.0%
Selected Other Operating Data:					
Active Customers[(5)]	3,280,907	3,052,376	3,131,961	2,845,612	2,645,503
New vehicle units sold	26,385	22,065	40,229	27,092	23,418
Used vehicle units sold	17,932	18,335	35,485	28,062	22,720

	Pro Forma Camping World Holdings, Inc.[(6)]	Pro Forma CWGS, LLC[(7)]	Historical CWGS, LLC
	June 30, 2016	June 30, 2016	June 30, 2016
	(unaudited)	(unaudited)	(unaudited)
		(in thousands)	
Consolidated Balance Sheets Data (at period end):			
Cash and cash equivalents	$ 101,072	$ 71,066	$ 39,066
Total assets	$1,482,547	$1,439,494	$1,407,494
Total debt[(8)]	$ 605,037	$ 802,442	$ 695,442
Total members'/stockholders' equity (deficit)	$ (27,000)	$ (360,017)	$ (285,017)

(1) Pro forma net income per share is calculated by dividing the pro forma net income by the weighted average shares outstanding.

(2) EBITDA and Adjusted EBITDA are supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. EBITDA and Adjusted EBITDA are not measurements of our financial performance under GAAP and should not be considered as an alternative to net income or any other performance measure derived in accordance with GAAP, or as an alternative to cash flows from operating activities as a measure of our liquidity.

We define ''EBITDA'' as net income before other interest expense (excluding floor plan interest expense), provision for income taxes and depreciation and amortization. We define ''Adjusted EBITDA'' as EBITDA further adjusted for the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These items include, among other things, loss (gain) on debt repayment, loss (gain) on sale of assets and disposition of stores, monitoring fees, an adjustment to rent on right to use assets and other unusual or one-time items. We caution investors that amounts presented in accordance with our definitions of EBITDA and Adjusted EBITDA may not be comparable to similar measures disclosed by our competitors, because not all companies and analysts calculate EBITDA and Adjusted EBITDA in the same manner. We present EBITDA and Adjusted EBITDA because we consider them to be important supplemental measures of our performance and believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Management believes that investors' understanding of our performance is enhanced by including these non-GAAP financial measures as a reasonable basis for comparing our ongoing results of operations.

Management and our board of directors use EBITDA and Adjusted EBITDA:

- as a measurement of operating performance because they assist us in comparing the operating performance of our business on a consistent basis, as they remove the impact of items not directly resulting from our core operations;
- for planning purposes, including the preparation of our internal annual operating budget and financial projections;
- to evaluate the performance and effectiveness of our operational strategies; and
- to evaluate our capacity to fund capital expenditures and expand our business.

By providing these non-GAAP financial measures, together with reconciliations, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. In addition, our Senior Secured Credit Facilities use EBITDA to measure our compliance with covenants such as consolidated leverage ratio. EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation, or as an alternative to, or a substitute for net income or other financial statement data presented in our consolidated financial statements included elsewhere in this prospectus as indicators of financial performance. Some of the limitations are:

- such measures do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

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- such measures do not reflect changes in, or cash requirements for, our working capital needs;

- such measures do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

- such measures do not reflect our tax expense or the cash requirements to pay our taxes;

- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

- other companies in our industry may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using these non-GAAP measures only supplementally. As noted in the table below, Adjusted EBITDA includes adjustments for loss (gain) on debt repayment, loss (gain) on sale of assets and disposition of stores, monitoring fees, an adjustment to rent on right to use assets and other unusual or one-time items. It is reasonable to expect that these items will occur in future periods. However, we believe these adjustments are appropriate because the amounts recognized can vary significantly from period to period, do not directly relate to the ongoing operations of our business and complicate comparisons of our internal operating results and operating results of other companies over time. In addition, Adjusted EBITDA adjusts for other items that we do not expect to regularly record following this offering. Each of the normal recurring adjustments and other adjustments described in this paragraph and in the reconciliation table below help management with a measure of our core operating performance over time by removing items that are not related to day-to-day operations.

The following table reconciles EBITDA and Adjusted EBITDA to the most directly comparable GAAP financial performance measure, which is net income:

	Historical CWGS, LLC				
	Six Months Ended		Fiscal Year Ended		
	June 30, 2016	June 30, 2015	December 31, 2015	December 31, 2014	December 31, 2013
	(in thousands)				
Net income	$120,542	$108,690	$178,530	$125,156	$ 20,817
Other interest expense, net	25,325	26,362	53,377	46,769	74,728
Income tax expense	2,350	2,208	1,356	2,140	1,988
Depreciation and amortization	11,925	11,398	24,101	24,601	21,183
EBITDA	160,142	148,658	257,364	198,666	118,716
Adjustments:					
Loss on debt repayment[a]	—	—	—	1,831	49,450
Loss (gain) on sale of assets and disposition of stores[b]	(246)	146	1,452	2,689	2,147
Monitoring fee[c]	1,250	1,250	2,500	2,500	2,500
Adjustment to rent on right to use assets[d]	—	(4,663)	(7,598)	(7,131)	(4,332)
Adjusted EBITDA	$161,146	$145,391	$253,718	$198,555	$168,481

[a] Represents the loss incurred on repayment of the 11.50% Senior Secured Notes due 2016 in 2013 and the 12.00% Series A Notes due 2018 in 2014.

[b] Represents (i) an adjustment to eliminate the gains and losses on sales of various assets, including (a) a $1.8 million gain on the asset sale of seven outdoor powersports magazine titles, two powersports shows and two conferences in March 2013 and (b) the sale of the former FreedomRoads, LLC corporate office building at a loss of $3.5 million in November 2013; (ii) aggregate non-recurring losses from two non-performing locations that were sold in 2015; and (iii) a loss equal to the present value of the remaining net obligation under the non-cancellable operating leases in locations with no operating business, which represented $0.0 million, $0.0 million, $0.8 million, $1.3 million and $0.3 million for the six months ended June 30, 2016 and 2015 and the years ended December 31, 2015, 2014 and 2013, respectively.

[c] Represents monitoring fees paid pursuant to a monitoring agreement to Crestview and Stephen Adams. We intend to terminate the monitoring agreement upon the consummation of this offering.

[d] Represents an adjustment to rent expense for the periods presented for certain right to use assets that were derecognized in the fourth quarter of 2015 due to lease modifications that resulted in the leases meeting the requirements to be reported as operating leases. The adjustments represent additional rent expense that would have been incurred for the periods presented had the leases previously been classified as operating leases. See Note 9 of the audited consolidated financial statements included elsewhere in this prospectus for additional information.

[3] Adjusted EBITDA Margin is defined as the ratio of Adjusted EBITDA to total revenues. We present Adjusted EBITDA Margin because it is used by management as a performance measurement of Adjusted EBITDA generated from total revenues. See footnote 2 above for a discussion of Adjusted EBITDA as a non-GAAP measure and a reconciliation of net income to EBITDA and Adjusted EBITDA.

[4] Same store sales growth represents the aggregate sales from a retail location, including the sale of new and used vehicles, parts and service, including RV accessories and supplies, and finance and insurance, during the current reporting period against the sales of the same retail location in the corresponding period of the previous year. Same store sales growth calculations for a given period include only those stores that were open both at the end of corresponding period and at the beginning of the preceding fiscal year.

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(5)   We define an ''Active Customer'' as a customer who has transacted with us in any of the eight most recently completed fiscal quarters prior to the date of measurement.

(6)   Each $1.00 increase or decrease in the assumed initial public offering price of $23.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease each of cash and cash equivalents and total stockholders' equity on a pro forma basis by approximately $10.2 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(7)   The pro forma data in this column gives effect to the $110.0 million of incremental borrowings under our Senior Secured Credit Facilities and the use of a portion of the proceeds thereunder to pay a $75.0 million distribution to the members of CWGS, LLC on September [21], 2016, as if such debt was incurred and such distribution was declared and paid on June 30, 2016. See Note 2 to the unaudited pro forma consolidated balance sheet as of June 30, 2016 in ''Unaudited Pro Forma Consolidated Financial Information.''

(8)   Total debt consists of borrowings under our Senior Secured Credit Facilities, net of unamortized original issue discount and capitalized finance costs of $4.3 million and $9.8 million, respectively, (as discussed under ''Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources'' and ''Description of Certain Indebtedness''). See our audited consolidated financial statements included elsewhere in this prospectus, which include all liabilities, including amounts outstanding under our Floor Plan Facility.

agreements. On a pro forma basis giving effect to only the Recapitalization, as of June 30, 2016, we had an existing credit agreement that included a $819.6 million term loan (the ''Term Loan Facility'') and $20.0 million of commitments for revolving loans (the ''Revolving Credit Facility'' and, together with the Term Loan Facility, the ''Senior Secured Credit Facilities''). Additionally, we also have up to $1.165 billion in maximum borrowing availability under our Floor Plan Facility after giving effect to an amendment to the Floor Plan Facility on July 1, 2016 to, among other things, increase the available amount under the facility from $865.0 million to $1.165 billion. On a pro forma basis giving effect to only the Recapitalization, as of June 30, 2016, we had $802.4 million of term loans outstanding under the Senior Secured Credit Facilities, net of $4.9 million of unamortized original issue discount and $12.3 million of finance costs, $0.0 million of revolving borrowings outstanding under the Senior Secured Credit Facilities and $623.6 million in floor plan notes payable outstanding under the Floor Plan Facility, with $16.3 million of additional borrowing capacity under our Revolving Credit Facility and $541.4 million of additional borrowing capacity under our Floor Plan Facility after giving effect to the amendment to the Floor Plan Facility on July 1, 2016. Our Term Loan Facility requires us to make quarterly principal payments of the outstanding principal amount thereof, which totaled $19.9 million and $17.3 million for the six months ended June 30, 2016 and 2015, respectively and $36.6 million, $13.9 million and $0.0 million for the years ended December 31, 2015, 2014 and 2013, respectively. Additionally, we paid total cash interest on our Senior Secured Credit Facilities of $23.1 million and $18.1 million for the six months ended June 30, 2016 and 2015, respectively, and $36.8 million, $30.4 million and $0.0 million for the years ended December 31, 2015, 2014 and 2013, respectively, and we paid total floor plan interest expense on our Floor Plan Facility of $10.2 million and $6.4 million for the six months ended June 30, 2016 and 2015, respectively, and $12.4 million, $10.7 million and $10.0 million for the years ended December 31, 2015, 2014 and 2013, respectively. In addition to interest paid on our Senior Secured Credit Facilities and our Floor Plan Facility, we paid cash interest of $0.5 million and $4.5 million for the six months ended June 30, 2016 and 2015, respectively, and $8.5 million, $13.8 million and $90.9 million for the years ended December 31, 2015, 2014 and 2013, respectively, which in 2013 primarily consisted of $43.6 million of interest on the Enterprise Notes (as defined herein) and $37.4 million of interest on the $333.0 million in principal amount of the 11.50% Senior Secured Notes due 2016 that were redeemed in November 2013 with a portion of the proceeds from our Senior Secured Credit Facilities. The Term Loan Facility also provides for an excess cash flow payment following the end of each fiscal year, such that the Borrower (as defined herein) is required to prepay the term loan borrowings in an aggregate amount equal to 50% of excess cash flow for such fiscal year if the total leverage ratio is greater than 2.50 to 1.00. The required percentage of excess cash flow prepayment is reduced to 25% if the total leverage ratio is 2.00 to 1.00 or greater, but less than 2.50 to 1.00, and 0% if the total leverage ratio is less than 2.00 to 1.00. As of December 31, 2015, the Borrower's excess cash flow offer, as defined, was $16.1 million and was presented to the lenders under our Term Loan Facility. The lenders accepted $12.0 million of the prepayment offer and a principal payment in that amount was made on May 9, 2016. There was no excess cash flow required for the year ended December 31, 2014. See ''Management's Discussion and Analysis and Results of Operations — Description of Senior Secured Credit Facilities and Floor Plan Facility.''

We are dependent to a significant extent on our ability to finance our new and certain of our used RV inventory under our Floor Plan Facility. Floor plan financing arrangements allow us to borrow money to buy a particular new RV from the manufacturer or a used RV on trade-in or at auction and pay off the loan when we sell that particular RV. We may need to increase the capacity of our existing Floor Plan Facility in connection with our acquisition of dealerships and overall growth. In the event that we are unable to obtain such incremental financing, our ability to complete acquisitions could be limited.

''Management.'' Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the   .

Our principal asset after the consummation of this offering will be our interest in CWGS, LLC, and accordingly, we will depend on distributions from CWGS, LLC to pay dividends, taxes and expenses, including payments under the Tax Receivable Agreement. CWGS, LLC's ability to make such distributions may be subject to various limitations and restrictions.

Upon consummation of this offering, we will be a holding company and will have no material assets other than our ownership of 17,930,627 common units, representing a 21.7% economic interest in the business of CWGS, LLC (or 19,561,061 common units, representing a 23.2% economic interest in the business of CWGS, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock). We will have no independent means of generating revenue or cash flow, and our ability to pay dividends in the future, if any, will be dependent upon the financial results and cash flows of CWGS, LLC and its subsidiaries and distributions we receive from CWGS, LLC. There can be no assurance that our subsidiaries will generate sufficient cash flow to dividend or distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in our debt instruments, will permit such dividends or distributions.

CWGS, LLC will be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to holders of its common units, including us. As a result, we will incur income taxes on our allocable share of any net taxable income of CWGS, LLC. Under the terms of the CWGS LLC Agreement, CWGS, LLC will be obligated to make tax distributions to holders of its common units, including us, except to the extent such distributions would render CWGS, LLC insolvent or are otherwise prohibited by law or our Senior Secured Credit Facilities, our Floor Plan Facility or any of our future debt agreements. In addition to tax expenses, we will also incur expenses related to our operations, our interests in CWGS, LLC and related party agreements, including payment obligations under the Tax Receivable Agreement, and expenses and costs of being a public company, all of which could be significant. See ''Certain Relationships and Related Party Transactions — Tax Receivable Agreement.'' We intend, as its managing member, to cause CWGS, LLC to make distributions in an amount sufficient to allow us to pay our taxes and operating expenses, including any ordinary course payments due under the Tax Receivable Agreement. However, CWGS, LLC's ability to make such distributions may be subject to various limitations and restrictions including, but not limited to, restrictions on distributions that would either violate any contract or agreement to which CWGS, LLC is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering CWGS, LLC insolvent. If CWGS, LLC does not have sufficient funds to pay tax distributions or other liabilities to fund our operations, we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore may accelerate payments due under the Tax Receivable Agreement. See ''Certain Relationships and Related Party Transactions — Tax Receivable Agreement.'' If CWGS, LLC does not have sufficient funds to make distributions, our ability to declare and pay cash dividends may also be restricted or impaired. See ''— Risks Relating to This Offering and Ownership of Our Class A Common Stock.''

Our Tax Receivable Agreement with the Continuing Equity Owners and Crestview Partners II GP, L.P. requires us to make cash payments to them in respect of certain tax benefits to which we may become entitled, and the amounts that we may be required to pay could be significant.

In connection with the consummation of this offering, we will enter into a Tax Receivable Agreement with CWGS, LLC, each of the Continuing Equity Owners and Crestview Partners II GP, L.P. Pursuant to the Tax Receivable Agreement, we will be required to make cash payments to the Continuing Equity Owners and Crestview Partners II GP, L.P. equal to 85% of the tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize as a result of (i) increases in tax basis resulting from the purchase of common units from Crestview Partners II GP, L.P. in exchange for Class A common stock in connection with the consummation of this offering and any future redemptions that are funded by Camping World Holdings, Inc. or exchanges of common units described under ''Certain Relationships and Related Party Transactions — CWGS LLC Agreement — Agreement in Effect Upon Consummation of this Offering — Common unit redemption right,'' and (ii) certain other tax benefits attributable to payments under the Tax Receivable Agreement. The amount of the cash payments that we may be required to make under the Tax Receivable Agreement could be significant. Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, which tax reporting positions are subject to challenge by taxing authorities. Any payments made by us to the Continuing Equity Owners and Crestview Partners II GP, L.P. under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make timely payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us. Nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore may accelerate payments due under the Tax Receivable Agreement. Furthermore, our future obligation to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that may be deemed realized under the Tax Receivable Agreement. The payments under the Tax Receivable Agreement are also not conditioned upon the Continuing Equity Owners or Crestview Partners II GP, L.P. maintaining a continued ownership interest in CWGS, LLC. See ''Certain Relationships and Related Party Transactions — Tax Receivable Agreement'' for a discussion of the Tax Receivable Agreement and the related likely benefits to be realized by us and the Continuing Equity Owners and Crestview Partners II GP, L.P.

The amounts that we may be required to pay to the Continuing Equity Owners and Crestview Partners II GP, L.P. under the Tax Receivable Agreement may be accelerated in certain circumstances and may also significantly exceed the actual tax benefits that we ultimately realize.

The Tax Receivable Agreement provides that if certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, if we materially breach any of our material obligations under the Tax Receivable Agreement or if, at any time, we elect an early termination of the Tax Receivable Agreement, then the Tax Receivable Agreement will terminate and our obligations, or our successor's obligations, to make payments under the Tax Receivable Agreement would accelerate and become immediately due and payable. The amount due and payable in those circumstances is determined based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement. We may need to incur debt to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise.

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As a result of the foregoing, (i) we could be required to make cash payments to the Continuing Equity Owners and Crestview Partners II GP, L.P. that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement and (ii) we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

We will not be reimbursed for any payments made to the Continuing Equity Owners and Crestview Partners II GP, L.P. under the Tax Receivable Agreements in the event that any tax benefits are disallowed.

We will not be reimbursed for any cash payments previously made to the Continuing Equity Owners and Crestview Partners II GP, L.P. pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by us are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to a Continuing Equity Owner or Crestview Partners II GP, L.P. will be netted against any future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement. However, a challenge to any tax benefits initially claimed by us may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there might not be future cash payments from which to net against. The applicable U.S. federal income tax rules are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, it is possible that we could make cash payments under the Tax Receivable Agreement that are substantially greater than our actual cash tax savings. See ''Certain Relationships and Related Party Transactions — Tax Receivable Agreement'' for a discussion of the Tax Receivable Agreement and the related likely benefits to be realized by us and the Continuing Equity Owners and Crestview Partners II GP, L.P.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.

We are subject to income taxes in the United States, and our tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

- changes in the valuation of our deferred tax assets and liabilities;
- expected timing and amount of the release of any tax valuation allowances;
- expiration of, or detrimental changes in, research and development tax credit laws;
- tax effects of stock-based compensation;
- costs related to intercompany restructurings; or
- changes in tax laws, regulations or interpretations thereof.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal and state authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), as a result of our ownership of CWGS, LLC, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an "investment company" for purposes of the 1940 Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an "investment company," as such term is defined in either of those sections of the 1940 Act.

As the sole managing member of CWGS, LLC, we will control and operate CWGS, LLC. On that basis, we believe that our interest in CWGS, LLC is not an "investment security" as that term is used in the 1940 Act. However, if we were to cease participation in the management of CWGS, LLC, our interest in CWGS, LLC could be deemed an "investment security" for purposes of the 1940 Act.

We and CWGS, LLC intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Continuing Equity Owners and Crestview Partners II GP, L.P. that will not benefit Class A common stockholders to the same extent as it will benefit the Continuing Equity Owners and Crestview Partners II GP, L.P.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Continuing Equity Owners and Crestview Partners II GP, L.P. that will not benefit the holders of our Class A common stock to the same extent as it will benefit such Continuing Equity Owners and Crestview Partners II GP, L.P. We will enter into the Tax Receivable Agreement with CWGS, LLC and such Continuing Equity Owners and Crestview Partners II GP, L.P. and it will provide for the payment by Camping World Holdings, Inc. to the Continuing Equity Owners and Crestview Partners II GP, L.P. of 85% of the amount of tax benefits, if any, that Camping World Holdings, Inc. actually realizes, or in some circumstances is deemed to realize, as a result of (i) increases in tax basis resulting from the purchase of common units from Crestview Partners II GP, L.P. in exchange for Class A common stock in connection with the consummation of this offering and any future redemptions that are funded by Camping World Holdings, Inc. or exchanges of common units described under "Certain Relationships and Related Party Transactions — CWGS LLC Agreement — Agreement in Effect Upon Consummation of this Offering — Common unit redemption right," and (ii) certain other tax benefits attributable to payments under the Tax Receivable Agreement. Although Camping World Holdings, Inc. will retain 15% of the amount of such tax benefits, this and other aspects of our organizational structure may adversely impact the future trading market for the Class A common stock.

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Risks Relating to This Offering and Ownership of Our Class A Common Stock

Immediately following the consummation of this offering, the Continuing Equity Owners will (through common units) own interest in CWGS, LLC, and the Continuing Equity Owners will have the right to redeem their interests in CWGS, LLC pursuant to the terms of the CWGS LLC Agreement for shares of Class A common stock or cash.

After this offering, we will have an aggregate of 232,069,373 shares of Class A common stock authorized but unissued (or 230,438,939 if the underwriters exercise their option to purchase additional shares in full), including approximately 64,838,568 shares of Class A common stock issuable, at our election, upon redemption of CWGS, LLC common units that will be held by the Continuing Equity Owners. CWGS, LLC will enter into the CWGS LLC Agreement, and subject to certain restrictions set forth therein and as described elsewhere in this prospectus, the Continuing Equity Owners will be entitled to have their common units redeemed from time to time at each of their options for, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE) who are disinterested), newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each common unit redeemed, in each case in accordance with the terms of the CWGS LLC Agreement; provided that, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE) who are disinterested), we may effect a direct exchange of such Class A common stock or such cash, as applicable, for such common units. The Continuing Equity Owners may exercise such redemption right for as long as their common units remain outstanding. See ''Certain Relationships and Related Party Transactions — CWGS LLC Agreement.'' We also intend to enter into a Registration Rights Agreement pursuant to which the shares of Class A common stock issued upon such redemption and the shares of Class A common stock issued to the Former Equity Owners in connection with the Transactions will be eligible for resale, subject to certain limitations set forth therein. See ''Certain Relationships and Related Party Transactions — Registration Rights Agreement.''

We cannot predict the size of future issuances of our Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock may have on the market price of our Class A common stock. Sales or distributions of substantial amounts of our Class A common stock, including shares issued in connection with an acquisition, or the perception that such sales or distributions could occur, may cause the market price of our Class A common stock to decline.

You will suffer immediate and substantial dilution in the net tangible book value of the Class A common stock you purchase.

The price you pay for shares of our Class A common stock sold in this offering is substantially higher than our pro forma net tangible book value per share. Based on the initial public offering price for our Class A common stock, you will incur immediate dilution in net tangible book value per share of $26.42. Dilution is the difference between the offering price per share and the pro forma net tangible book value per share of our Class A common stock immediately after the offering. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the stock purchased in this offering in the event of liquidation. See ''Dilution.''

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You may be diluted by future issuances of additional Class A common stock or common units in connection with our incentive plans, acquisitions or otherwise; future sales of such shares in the public market, or the expectations that such sales may occur, could lower our stock price.

Our amended and restated certificate of incorporation authorizes us to issue shares of our Class A common stock and options, rights, warrants and appreciation rights relating to our Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. In addition, we, CWGS, LLC and the Continuing Equity Owners will be party to the CWGS LLC Agreement under which the Continuing Equity Owners (or certain permitted transferees thereof) will have the right (subject to the terms of the CWGS LLC Agreement) to have their common units redeemed from time to time at each of their options by CWGS, LLC in exchange for, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE) who are disinterested), newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each common unit redeemed, in each case in accordance with the terms of the CWGS LLC Agreement; provided that, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE) who are disinterested), we may effect a direct exchange of such Class A common stock or such cash, as applicable, for such common units. The Continuing Equity Owners may exercise such redemption right for as long as their common units remain outstanding. See ''Certain Relationships and Related Party Transactions — CWGS LLC Agreement.'' The market price of shares of our Class A common stock could decline as a result of these redemptions or exchanges or the perception that a redemption could occur. These redemptions or exchanges, or the possibility that these redemptions or exchanges may occur, also might make it more difficult for holders of our Class A common stock to sell such stock in the future at a time and at a price that they deem appropriate.

We have reserved shares for issuance under our 2016 Plan (as defined herein) in an amount equal to 14,606,329 shares of Class A common stock, including shares of Class A common stock issuable pursuant to 1,175,872 stock options and 158,042 restricted stock units granted to certain of our directors and certain of our employees in connection with this offering as described under the captions ''Executive Compensation — Compensation of our Directors'' and ''Executive Compensation — Equity Compensation Plan Information — Compensation Programs To Be Adopted In Connection With This Offering — 2016 Incentive Award Plan.'' Any Class A common stock that we issue, including under our 2016 Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.

We, our officers and directors and the Original Equity Owners, subject to certain exceptions, will agree that, without the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities LLC, on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, beneficially any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock; (ii) file any registration statement with the SEC relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Class A common stock, subject to certain exceptions. Goldman, Sachs & Co. and J.P. Morgan Securities LLC, in their sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. See ''Underwriting (Conflicts of Interest).''

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- market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

- strategic actions by us or our competitors, such as acquisitions or restructurings;

- changes in laws or regulations which adversely affect our industry or us;

- changes in accounting standards, policies, guidance, interpretations or principles;

- changes in senior management or key personnel;

- issuances, exchanges or sales, or expected issuances, exchanges or sales of our capital stock;

- changes in our dividend policy;

- adverse resolution of new or pending litigation against us; and

- changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

As a result, volatility in the market price of our Class A common stock may prevent investors from being able to sell their Class A common stock at or above the initial public offering price or at all. These broad market and industry factors may materially reduce the market price of our Class A common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A common stock is low. As a result, you may suffer a loss on your investment.

Our ability to pay regular and special dividends on our Class A common stock is subject to the discretion of our board of directors and may be limited by our structure and statutory restrictions and restrictions imposed by our Senior Secured Credit Facilities and our Floor Plan Facility as well as any future agreements.

Following completion of this offering, CWGS, LLC intends to make a regular quarterly cash distribution to its common unit holders of approximately $0.063 per common unit, and we intend to use all of the proceeds from such distribution on our common units to declare cash dividends on our Class A common stock as described under ''Dividend Policy.'' CWGS, LLC shall make cash distributions in accordance with the CWGS LLC Agreement in an amount suffcient for us to pay any expenses incurred by us in connection with the regular quarterly cash dividend, along with any of our other operating expenses and other obligations. See ''Certain Relationships and Related Party Transactions — CWGS LLC Agreement — Agreement in Effect Upon Consummation of this Offering — Distributions.'' In addition, we currently intend to pay a special cash dividend of all or a portion of the Excess Tax Distribution (as defined under ''Dividend Policy'') to the holders of our Class A common stock from time to time, subject to the discretion of our board of directors as described under ''Dividend Policy.'' However, the payment of future dividends on our Class A common stock will be subject to our discretion as the sole managing member of CWGS, LLC, the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements and in any preferred stock, business prospects and other factors that our board of directors may deem relevant. Our Senior Secured Credit Facilities and our Floor Plan Facility also effectively limit our ability to pay dividends. Additionally, our ability to distribute any Excess Tax Distribution will also be subject to no early termination or amendment of the Tax Receivable Agreement, as well as the amount of tax distributions actually paid to us and our actual tax liability. As a consequence of these limitations and restrictions, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our Class A common

OUR ORGANIZATIONAL STRUCTURE

Camping World Holdings, Inc., a Delaware corporation, was formed on March 8, 2016 to serve as the issuer of the Class A common stock offered hereby. Prior to this offering, all of our business operations have been conducted through CWGS, LLC and its subsidiaries. We will consummate the Transactions in connection with this offering.

Existing Organization

CWGS, LLC is treated as a partnership for U.S. federal income tax purposes and, as such is generally not subject to any U.S. federal entity-level income taxes, with the exception of certain subsidiaries, which are Subchapter C corporations. Rather, taxable income or loss of CWGS, LLC is included in the U.S. federal income tax returns of CWGS, LLC's members. Prior to the consummation of this offering, the Original Equity Owners were the only members of CWGS, LLC, and included CWGS Holding, LLC, an entity controlled by ML Acquisition, CVRV Acquisition LLC, an affiliate of Crestview Partners II GP, L.P., and certain other current and former employees and directors, each of whom was a Former Profit Unit Holder.

Transactions

On September [21], 2016, we amended the credit agreement governing our Senior Secured Credit Facilities to, among other things, permit this offering, provide for incremental term loan borrowings of $110.0 million, increase the capacity for payments by the Borrower to CWGS, LLC for payment of regular quarterly distributions to its common unit holders, including us, and permit a $75.0 million special distribution of a portion of such incremental borrowings under our Senior Secured Credit Facilities from the Borrower to CWGS, LLC for a distribution to its members, which was also made on September [21], 2016. The remainder of the proceeds will be used for general corporate purposes, including the potential acquisition of dealerships. We refer to these transactions collectively as the "Recapitalization."

We will consummate the following organizational transactions in connection with this offering:

- we will amend and restate CWGS, LLC's existing limited liability company agreement to, among other things, (i) convert all existing membership interests (including existing vested profit unit interests and all unvested profit unit interests, which will accelerate and vest in connection with this offering) in CWGS, LLC into 82,769,195 common units of CWGS, LLC, and (ii) appoint Camping World Holdings, Inc. as the sole managing member of CWGS, LLC upon its acquisition of common units in connection with this offering;

- we will amend and restate Camping World Holdings, Inc.'s certificate of incorporation to, among other things, provide (i) for Class A common stock and Class B common stock, with each share of our Class A common stock and Class B common stock entitling its holders to one vote per share on all matters presented to our stockholders generally; provided that, for as long as the ML Related Parties, directly or indirectly, beneficially own in the aggregate 27.5% or more of all of the outstanding common units of CWGS, LLC, the shares of our Class B common stock held by the ML Related Parties will entitle the ML Related Parties to the number of votes necessary such that the ML Related Parties, in the aggregate, cast 47% of the total votes eligible to be cast by all of our stockholders on all matters presented to a

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vote of our stockholders generally, (ii) for one share of Class C common stock entitling its holder to the number of votes necessary such that the holder casts 5% of the total votes eligible to be cast by all of our stockholders on all matters presented to a vote of our stockholders generally for as long as there is no Class C Change of Control (as defined herein under ''Description of Capital Stock'') and (iii) for the issuance of 61,993,423 shares of Class B common stock to the Continuing Equity Owners (other than the Former Profit Unit Holders) on a one-to-one basis with the number of common units of CWGS, LLC they own and for the issuance of one share of Class C common stock to ML RV Group, in each case, for nominal consideration;

- we will issue 10,869,565 shares of our Class A common stock to the purchasers in this offering (or 12,499,999 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds of approximately $230.4 million (or approximately $265.5 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock, based upon an assumed initial public offering price of $23.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus));

- we will use all of the net proceeds from this offering to purchase 10,869,565 newly-issued common units (or 12,499,999 common units if the underwriters exercise their option in full to purchase additional shares of Class A common stock) directly from CWGS, LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions, representing 13.1% (or 14.8% if the underwriters exercise their option in full to purchase additional shares of Class A common stock) of CWGS, LLC's outstanding common units following this offering;

- CWGS, LLC intends to use the net proceeds from the sale of common units to Camping World Holdings, Inc. to repay outstanding borrowings under the Term Loan Facility and the remainder for general corporate purposes. See ''Use of Proceeds;''

- the Former Equity Owners will exchange their direct or indirect ownership interests in common units of CWGS, LLC for 7,061,062 shares of Class A common stock on a one-to-one basis; and

- Camping World Holdings, Inc. will enter into (i) a voting agreement (the ''Voting Agreement'') with ML Acquisition, ML RV Group, CVRV Acquisition LLC and CVRV Acquisition II LLC, (ii) a registration rights agreement (the ''Registration Rights Agreement'') with the Original Equity Owners and (iii) a tax receivable agreement (the ''Tax Receivable Agreement'') with the Continuing Equity Owners and Crestview Partners II GP, L.P. For a description of the terms of the Voting Agreement, the Registration Rights Agreement and the Tax Receivable Agreement, see ''Certain Relationships and Related Party Transactions.''

We collectively refer to the foregoing organizational transactions and the Recapitalization as the ''Transactions.''

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Organizational Structure Following this Offering:

Immediately following the consummation of the Transactions (including this offering):

- Camping World Holdings, Inc. will be a holding company and its principal asset will be the common units it purchases or acquires from CWGS, LLC and the Former Equity Owners;

- Camping World Holdings, Inc. will be the sole managing member of CWGS, LLC and will control the business and affairs of CWGS, LLC and its subsidiaries;

- Camping World Holdings, Inc. will own 17,930,627 common units, representing a 21.7% economic interest in the business of CWGS, LLC (or 19,561,061 common units, representing a 23.2% economic interest in the business of CWGS, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

- the Continuing Equity Owners will own 64,838,568 common units, representing a 78.3% economic interest in the business of CWGS, LLC (or 64,838,568 common units, representing a 76.8% economic interest in the business of CWGS, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock), with each common unit held by the Continuing Equity Owners redeemable from time to time at each of their options for, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE) who are disinterested), newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each common unit redeemed, in each case in accordance with the terms of the CWGS LLC Agreement; provided that, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE) who are disinterested), we may effect a direct exchange of such Class A common stock or such cash, as applicable, for such common units. The Continuing Equity Owners may exercise such redemption right for as long as their common units remain outstanding. See ''Certain Relationships and Related Party Transactions — CWGS LLC Agreement;''

- the purchasers in this offering (i) will own 10,869,565 shares of Camping World Holdings, Inc.'s Class A common stock (or 12,499,999 shares of Camping World Holdings, Inc.'s Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately 11.9% of the combined voting power of all of Camping World Holdings, Inc.'s common stock and approximately 60.6% of the economic interest in Camping World Holdings, Inc. (or approximately 13.2% of the combined voting power and 63.9% of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (ii) through Camping World Holdings, Inc.'s ownership of CWGS, LLC's common units, indirectly will hold approximately 13.1% of the economic interest in the business of CWGS, LLC and its subsidiaries (or approximately 14.8% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

- ML Acquisition (i) will own 36,056,540 shares of Camping World Holdings, Inc.'s Class B common stock, representing 47% of the combined voting power of all of Camping World Holdings, Inc.'s common stock for as long as the ML Related Parties, directly or indirectly, beneficially own in the aggregate 27.5% or more of all of the outstanding common units of

CWGS, LLC and (ii) will own 36,056,540 common units, representing a 43.6% economic interest in the business of CWGS, LLC (or 36,056,540 common units, representing a 42.7% economic interest in the business of CWGS, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

- ML RV Group will own one share of Camping World Holdings, Inc.'s Class C common stock, representing 5% of the combined voting power of all of Camping World Holdings, Inc.'s common stock for as long as there is no Class C Change of Control (for the definition of ''Class C Change of Control,'' please see ''Description of Capital Stock'');

- Funds controlled by Crestview Partners II GP, L.P. will indirectly own (i) 7,061,062 shares of Camping World Holdings, Inc.'s Class A common stock owned directly by CVRV Acquisition II LLC and (ii) 25,936,883 common units of CWGS, LLC and 25,936,883 shares of Class B common stock of Camping World Holdings, Inc., with such common units and shares of Class B common stock owned directly by CVRV Acquisition LLC, which combined represents approximately 36.1% of the combined voting power of all of Camping World Holdings, Inc.'s common stock and approximately 39.4% of the economic interest in Camping World Holdings, Inc. (or approximately 34.8% of the combined voting power and 36.1% of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and, through Camping World Holdings, Inc.'s ownership of CWGS, LLC's common units and CVRV Acquisition LLC's direct ownership of CWGS, LLC's common units, directly or indirectly will hold approximately 39.9% of the economic interest in the business of CWGS, LLC and its subsidiaries (or approximately 39.1% if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

- the Former Profit Unit Holders will own 2,845,145 common units of CWGS, LLC, representing a 3.4% economic interest in the business of CWGS, LLC (or 2,845,145 common units, representing a 3.4% economic interest in the business of CWGS, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

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The diagram below depicts our organizational structure after giving effect to the Transactions, including this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock. Prior to this offering, certain funds controlled by Crestview Partners II GP, L.P. and ML Acquisition held ownership interests in CWGS, LLC and the Former Profit Unit Holders and ML Acquisition held profit units in CWGS, LLC pursuant to its equity incentive plan.


Former Profit Unit Holders
ML RV Group(1)
ML Acquisition(2)
Crestview Funds(3)
Investors in this Offering
Class C common stock • 5% voting interest • no economic interest
Class B common stock • 47% voting interest • no economic interest
Class A common stock • 7.7% voting interest • 39.4% economic interest
Class B common stock • 28.4% voting interest • no economic interest
Class A common stock • 11.9% voting interest • 60.6% economic interest
Camping World Holdings, Inc. (Delaware Corporation) Issuer
Common units • 43.6% economic interest
Sole Managing Member Common units(5) • 21.7% economic interest
Common units • 3.4% economic interest
Common units • 31.3% economic interest
CWGS Enterprises, LLC (Delaware LLC)
Operating Subsidiaries(4)

(1) ML RV Group is wholly-owned by our Chairman and Chief Executive Officer, Marcus Lemonis.

(2) ML Acquisition will hold its shares of Class B common stock in Camping World Holdings, Inc. and its common units in CWGS, LLC through CWGS Holding, LLC, a wholly owned subsidiary of ML Acquisition. ML Acquisition is currently indirectly owned by each of Stephen Adams and our Chairman and Chief Executive Officer, Marcus Lemonis.

(3) Certain funds controlled by Crestview Partners II GP, L.P., as Continuing Equity Owners, will hold their common units in CWGS, LLC through CVRV Acquisition LLC, which is wholly owned by such funds. Certain other funds controlled by Crestview Partners II GP, L.P., as Former Equity Owners, will hold their Class A common stock in Camping World Holdings, Inc. through CVRV Acquisition II LLC, which is wholly owned by such funds.

(4) CWGS Group, LLC, a direct wholly-owned subsidiary of CWGS, LLC, is the borrower under our Senior Secured Credit Facilities. FreedomRoads, LLC, an indirect wholly-owned subsidiary of CWGS, LLC, is the borrower under our Floor Plan Facility.

(5) A portion of these common units will be held through a wholly-owned subsidiary of Camping World Holdings, Inc. as a result of the Former Equity Owners exchanging their indirect ownership interests in common units of CWGS, LLC for shares of Class A common stock on a one-to-one basis as part of the Transactions.

USE OF PROCEEDS

We estimate, based upon an assumed initial public offering price of $23.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus), we will receive net proceeds from this offering of approximately $230.4 million (or $265.5 million if the underwriters exercise their option in full to purchase additional shares of Class A common stock), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering (including any net proceeds from any exercise of the underwriters' option to purchase additional shares of Class A common stock) to purchase 10,869,565 common units (or 12,499,999 common units if the underwriters exercise their option in full to purchase additional shares of Class A common stock) directly from CWGS, LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions.

CWGS, LLC intends to use the $230.4 million in net proceeds it receives from the sale of common units to Camping World Holdings, Inc. (together with any additional proceeds it may receive if the underwriters exercise their option to purchase additional shares of Class A common stock) as follows:

- approximately $200.4 million to repay outstanding borrowings under our Term Loan Facility, including $75.0 million of borrowings used to pay a distribution to its members as part of the Recapitalization (the Term Loan Facility is scheduled to mature on February 20, 2020 and had an interest rate of 5.75% as of June 30, 2016); and

- the remainder for general corporate purposes.

Pending use of the net proceeds from this offering described above, we may invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

Goldman, Sachs & Co. and/or certain of its affiliates will receive more than 5% of the net proceeds of this offering due to the repayment of borrowings under the Term Loan Facility. Therefore, Goldman, Sachs & Co. is deemed to have a conflict of interest within the meaning of Rule 5121. Accordingly, this offering is being conducted in accordance with Rule 5121. See ''Underwriting (Conflicts of Interest).''

Assuming no exercise of the underwriters' option to purchase additional shares, each $1.00 increase or decrease in the assumed initial public offering price of $23.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease the net proceeds to us from this offering by approximately $10.2 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each 1,000,000 share increase or decrease in the number of shares offered in this offering would increase or decrease the net proceeds to us from this offering by approximately $21.5 million, assuming that the price per share for the offering remains at $23.00 (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

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CAPITALIZATION

The following table sets forth the cash and cash equivalents and capitalization as of June 30, 2016, as follows:

- of CWGS, LLC and its subsidiaries on an actual basis;

- of CWGS, LLC and its subsidiaries on a pro forma basis to give effect to the Recapitalization; and

- of Camping World Holdings, Inc. and its subsidiaries on a pro forma basis to give effect to (1) the Transactions, (2) our sale of 10,869,565 shares of Class A common stock in this offering at an assumed initial public offering price of $23.00 per share (which is the midpoint of the range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds therefrom as described under "Use of Proceeds" and (3) the other related transactions as described in "Unaudited Pro Forma Consolidated Financial Information."

For more information, please see the "Our Organizational Structure," "Use of Proceeds" and "Unaudited Pro Forma Consolidated Financial Information" elsewhere in this prospectus. You should read this information in conjunction with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and other financial information contained in this prospectus.

	As of June 30, 2016		
	Historical CWGS, LLC	Pro Forma CWGS, LLC[4]	Pro Forma Camping World Holdings, Inc.[5]
	(in thousands, except share and per share data)		
Cash and cash equivalents	$ 39,066	$ 71,066	$ 101,072
Indebtedness:			
Revolving Credit Facility[1]	$ —	$ —	$
Term Loan Facility[1][2]	695,442	802,442	605,037
Total indebtedness	$ 695,442	802,442	605,037
Total equity:			
Members' equity (deficit)	(285,017)	(360,017)	(254,393)
Class A common stock, par value $0.01 per share; no shares authorized, issued and outstanding, actual; 250,000,000 shares authorized, 17,930,627 issued and outstanding, pro forma	—	—	180
Class B common stock, par value $0.0001 per share; no shares authorized, issued and outstanding, actual; 75,000,000 shares authorized, 61,993,423 issued and outstanding, pro forma	—	—	6
Class C common stock, par value $0.0001 per share; no shares authorized, issued and outstanding, actual; one share authorized, one issued and outstanding, pro forma	—	—	
Preferred stock; par value $0.0001 per share; no shares authorized, issued and outstanding, actual; 20,000,000 shares authorized, no shares issued and outstanding, pro forma	—	—	
Additional paid-in capital	—	—	230,204
Accumulated deficit	—	—	(2,997)
Total members'/stockholders' equity (deficit)	$(285,017)	(360,017)	(27,000)
Non-controlling interest[3]	—		(106,583)
Total capitalization	$ 410,425	$ 442,425	$ 471,454

---

(1) For a discussion of our Senior Secured Credit Facilities, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources." See also our audited consolidated financial statements included elsewhere in this prospectus, which include all liabilities, including our Floor Plan Facility.

(2) Net of $4.3 million of unamortized original issue discount and $9.8 million of finance costs.

(3) On a pro forma basis, includes the membership interests not owned by us, which represents 78.3% of CWGS, LLC's outstanding common units. The Continuing Equity Owners will hold the 78.3% non-controlling interest in CWGS, LLC. Camping World Holdings, Inc. will hold 21.7% of the economic interests in CWGS, LLC and the Continuing Equity Owners will hold 78.3% of the economic interests in CWGS, LLC.

(4) The pro forma data in this column gives effect to the $110.0 million of incremental borrowings under our Senior Secured Credit Facilities and the use of a portion of the proceeds thereunder to pay a $75.0 million distribution to the members of CWGS, LLC on September [21], 2016, as if such debt was incurred and such distribution was declared and paid on June 30, 2016. See Note 2 to the unaudited pro forma consolidated balance sheet as of June 30, 2016 in "Unaudited Pro Forma Consolidated Financial Information."

(5) Each $1.00 increase or decrease in the assumed initial public offering price of $23.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease each of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization on a pro forma basis by approximately $10.2 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

  Each 1,000,000 share increase or decrease in the number of shares offered in this offering would increase or decrease the net proceeds to us from this offering by approximately $21.5 million, assuming that the price per share for the offering remains at $23.00 (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

After completion of this offering, CWGS, LLC intends to make a regular quarterly cash distribution to its common unit holders of approximately $0.063 per common unit, and we intend to use all of the proceeds from such distribution on our common units to pay a regular quarterly cash dividend of approximately $0.063 per share on our Class A common stock, subject to our discretion as the sole managing member of CWGS, LLC and the discretion of our board of directors. Holders of our Class B common stock and Class C common stock are not entitled to participate in any dividends declared by our board of directors. We expect our first regular quarterly cash dividend will be for the quarter ending March 31, 2017. Assuming we give pro forma effect to all of the Transactions described in ''Our Organizational Structure,'' the sale of 10,869,565 shares of our Class A common stock in this offering (or 12,499,999 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and the application of the net proceeds by us and CWGS, LLC from this offering and the other transactions described in ''Unaudited Pro Forma Consolidated Financial Information,'' as if all such transactions had been completed as of January 1, 2015, a $0.063 per common unit quarterly cash dividend would have resulted in cash distributions to the common unit holders of CWGS, LLC of $10.5 million and $20.9 million in the six months ended June 30, 2016 and the year ended December 31, 2015, respectively (or $10.7 million and $21.4 million if the underwriters exercised in full their option to purchase additional shares of Class A common stock). CWGS, LLC shall make cash distributions in accordance with the CWGS LLC Agreement in an amount sufficient for us to pay any expenses incurred by us in connection with the regular quarterly cash dividend, along with any of our other operating expenses and other obligations. See ''Certain Relationships and Related Party Transactions — CWGS LLC Agreement — Agreement in Effect Upon Consummation of this Offering — Distributions.'' We believe that our cash and cash equivalents and cash provided by operating activities will be sufficient for CWGS, LLC to make this regular quarterly cash distribution for at least the next twelve months.

In addition, after the completion of this offering, the CWGS LLC Agreement will require tax distributions to be made by CWGS, LLC to its members, including us. In general, tax distributions will be made on a quarterly basis, to each member of CWGS, LLC, including us, based on such member's allocable share of the taxable income of CWGS, LLC (which, in our case, will be determined without regard to any Basis Adjustments described under ''Certain Relationships and Related Party Transactions — Tax Receivable Agreement'') and an assumed tax rate based on the highest combined federal, state, and local tax rate that may potentially apply to any one of CWGS, LLC's members (currently 52.62%), regardless of the actual final tax liability of any such member. See ''Certain Relationships and Related Party Transactions — CWGS LLC Agreement'' for additional information regarding these tax distributions. Based on the current applicable effective tax rates, we expect that (i) the assumed tax rate that will be used for purposes of determining tax distributions from CWGS, LLC will exceed our actual combined federal, state and local tax rate (assuming no changes in corporate tax rates) and (ii) the annual amount of tax distributions paid to us will exceed the sum of (A) our actual annual tax liability and (B) the annual amount payable by us under the Tax Receivable Agreement (assuming no early termination of the Tax Receivable Agreement) (such excess in clauses (A) and (B), collectively referred to herein as the ''Excess Tax Distribution''). We currently intend to pay a special cash dividend of all or a portion of the Excess Tax Distribution to the holders of our Class A common stock from time to time subject to the discretion of our board of directors. For the year ended December 31, 2015, after giving effect to the Transactions, including this offering and the application of the proceeds from this offering as described in ''Use of Proceeds,'' we would have received total tax distributions of $20.0 million based on a 52.62% assumed tax rate and the amount of the Excess Tax Distribution would have been $5.3 million (which, for this purpose, is determined without regard to any Basis Adjustments

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and without regard to our payment obligations under the Tax Receivable Agreement, which may impact the amount of the Excess Tax Distribution).

Our ability to pay cash dividends on our Class A common stock depends on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements and in any preferred stock, restrictions under applicable law, the extent to which such distributions would render CWGS, LLC insolvent, our business prospects and other factors that our board of directors may deem relevant. Additionally, our ability to distribute any Excess Tax Distribution will also be subject to no early termination or amendment of the Tax Receivable Agreement, as well as the amount of tax distributions actually paid to us and our actual tax liability. Furthermore, because we are a holding company, our ability to pay cash dividends on our Class A common stock depends on our receipt of cash distributions from CWGS, LLC and, through CWGS, LLC, cash distributions and dividends from its operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur. In particular, our ability to pay any cash dividends on our Class A common stock is limited by restrictions on the ability of CWGS, LLC and our other subsidiaries and us to pay dividends or make distributions to us under the terms of our Senior Secured Credit Facilities and Floor Plan Facility. We do not currently believe that the restrictions contained in our existing indebtedness will impair the ability of CWGS, LLC to make the distributions or pay the dividends as described above. See ''Description of Certain Indebtedness'' for a description of the restrictions on our ability to pay dividends. Our dividend policy has certain risks and limitations, particularly with respect to liquidity, and we may not pay dividends according to our policy, or at all. See ''Description of Capital Stock,'' ''Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources'' and ''Risk Factors — Risks Relating to This Offering and Ownership of Our Class A Common Stock — Our ability to pay regular and special dividends on our Class A common stock is subject to the discretion of our board of directors and may be limited by our structure and statutory restrictions and restrictions imposed by our Senior Secured Credit Facilities and our Floor Plan Facility as well as any future agreements.''

CWGS, LLC paid cash tax distributions to its members during the six months ended June 30, 2016 and 2015 aggregating $52.8 million and $39.7 million, respectively, and during the years ended December 31, 2015, 2014 and 2013 aggregating $83.1 million, $58.0 million and $26.3 million, respectively. CWGS, LLC also made quarterly preferred return payments to one of its members during the six months ended June 30, 2016 and 2015 of $4.2 million and $4.2 million, respectively and during the years ended December 31, 2015 and 2014 aggregating $8.4 million and $2.1 million, respectively. Additionally, CWGS, LLC paid four special cash distributions to its members during the year ended December 31, 2015 of $92.4 million, $15.0 million, $15.0 million and $15.0 million. CWGS, LLC paid special cash distributions to its members during the six months ended June 30, 2016 and 2015 of $3.6 million and $107.4 million, respectively. On September [21], 2016, CWGS, LLC paid a special cash distribution to its members of $75.0 million in connection with the Recapitalization. See ''Our Organizational Structure.''

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DILUTION

The Continuing Equity Owners will own common units in CWGS, LLC after the Transactions. Because the Continuing Equity Owners, other than Crestview Partners II GP, L.P. (as beneficial owner of the Class A common stock owned by CVRV Acquisition II LLC), do not own any Class A common stock or have any right to receive distributions from Camping World Holdings, Inc., we have presented dilution in pro forma net tangible book value (deficit) per share after this offering assuming that all of the holders of common units (other than Camping World Holdings, Inc., but including Crestview Partners II GP, L.P.) had their common units redeemed or exchanged for newly-issued shares of Class A common stock on a one-for-one basis (rather than for cash) and the cancellation for no consideration of all of their shares of Class B common stock (which are not entitled to receive distributions or dividends, whether cash or stock from Camping World Holdings, Inc.) in order to more meaningfully present the dilutive impact on the investors in this offering. We refer to the assumed redemption or exchange of all common units for shares of Class A common stock as described in the previous sentence as the ''Assumed Redemption.''

Dilution is the amount by which the offering price paid by the purchasers of the Class A common stock in this offering exceeds the pro forma net tangible book value (deficit) per share of Class A common stock after the offering. CWGS, LLC's pro forma net tangible book deficit as of June 30, 2016 prior to this offering and after the Assumed Redemption was $(7.05) million. Pro forma net tangible book value (deficit) per share prior to this offering is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding after giving effect to the Assumed Redemption.

If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our Class A common stock after this offering.

Pro forma net tangible book value per share after this offering is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding, after giving effect to the Transactions, including this offering and the application of the proceeds from this offering as described in ''Use of Proceeds,'' and the Assumed Redemption. Our pro forma net tangible book value (deficit) as of June 30, 2016 after this offering would have been approximately $(282,860) million, or ($3.42) per share of Class A common stock. This amount represents an immediate increase in pro forma net tangible book value of $3.63 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $26.42 per share to new investors purchasing shares of Class A common stock in this offering. We determine dilution by subtracting the pro forma net tangible book value (deficit) per share after this

74

offering from the amount of cash that a new investor paid for a share of Class A common stock. The following table illustrates this dilution:

Assumed initial public offering price per share	$23.00
Pro forma net tangible book value (deficit) per share as of June 30, 2016 before this offering[1]	(7.05)
Increase per share attributable to investors in this offering	3.63
Pro forma net tangible book value (deficit) per share after this offering[2]	$ (3.42)
Dilution per share to new Class A common stock investors	$26.42

[1] The computation of pro forma net tangible book value (deficit) per share as of June 30, 2016 before this offering is set forth below:

(in thousands except for share data)

Numerator	
Book value of tangible assets	$ 1,306,722
Less: total liabilities	(1,813,535)
Pro forma net tangible book value (deficit)[a]	$ (506,813)
Denominator	
Shares of Class A common stock to be outstanding immediately prior to this offering and after the Assumed Redemption[b]	71,900
Total	71,900
Pro forma net tangible book value (deficit) per share	$ (7.05)

[a] Gives pro forma effect to the Transactions (other than this offering) and the Assumed Redemption.

[b] Reflects 71,899,630 outstanding shares of Class A common stock, consisting of (i) 7,061,062 outstanding shares of Class A common stock issued in exchange for the Former Equity Owners' indirect ownership interest in common units of CWGS, LLC on a one-to-one basis and (ii) 64,838,568 outstanding shares of Class A common stock issuable upon the exchange of common units to be held by the Continuing Equity Owners prior to this offering.

[2] The computation of pro forma net tangible book value (deficit) per share as of June 30, 2016 after giving effect to this offering is set forth below:

Numerator	
Book value of tangible assets	$ 1,333,270
Less: total liabilities	(1,616,130)
Pro forma net tangible book value (deficit)[a]	$ (282,860)
Denominator	
Shares of Class A common stock to be outstanding immediately after this offering and the Assumed Redemption[b]	82,769
Total	82,769
Pro forma net tangible book value (deficit) per share	$ (3.42)

[a] Gives pro forma effect to the Transactions (including this offering) and the Assumed Redemption. Pro forma net tangible book value (deficit) reflects a net increase from stockholders' equity of $258.0 million as a result of the issuance of our Class A common stock.

[b] Reflects 82,769,195 outstanding shares of Class A common stock, consisting of (i) 17,903,627 shares of Class A common stock to be issued in this offering and (ii) the 64,838,568 shares described in note (1)(b) above. Does not reflect stock options and restricted stock units covering a total of 1,333,914 shares of our Class A common stock to be granted to certain of our directors and certain of our employees in connection with this offering as described under the captions ''Executive Compensation — Compensation of our Directors'' and ''Executive Compensation — Equity Compensation Plan Information — Compensation Programs To Be Adopted in Connection With This Offering — 2016 Incentive Award Plan.''

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A $1.00 increase (decrease) in the assumed initial public offering price of $23.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the pro forma net tangible book value per share after this offering by approximately $10.2 million, and dilution in pro forma net tangible book value (deficit) per share to new investors by approximately $0.12, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares of Class A common stock, the pro forma net tangible book (deficit) after the offering would be $(2.94) per share, the increase in pro forma net tangible book value (deficit) per share to existing stockholders would be $4.11 per share and the dilution in pro forma net tangible book (deficit) to new investors would be $25.94 per share, in each case assuming an initial public offering price of $23.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus.

The following table summarizes, as of June 30, 2016 after giving effect to the Transactions (including this offering) and the Assumed Redemption, the number of shares of Class A common stock purchased from us, the total consideration paid, or to be paid, to us and the average price per share paid, or to be paid, by existing owners and by the new investors. The calculation below is based on an assumed initial public offering price of $23.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent	
Original Equity Owners	71,899,630	86.9%	—	—	—
New investors	10,869,565	13.1	$249,999,995	100%	$23.00
Total	82,769,195	100%	$249,999,995	100%	$ 3.02

Each $1.00 increase (decrease) in the assumed initial public offering price of $23.00 per share would increase (decrease) the total consideration paid by new investors and the total consideration paid by all stockholders by $10.2 million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions but before estimated offering expenses.

Except as otherwise indicated, the discussion and the tables above assume no exercise of the underwriters' option to purchase additional shares of Class A common stock. In addition, the discussion and tables above exclude shares of Class B common stock and the share of Class C common stock, because holders of Class B common stock and Class C common stock are not entitled to distributions or dividends, whether cash or stock, from Camping World Holdings, Inc. The number of shares of our Class A common stock outstanding after this offering as shown in the tables above is based on the number of shares outstanding as of June 30, 2016, after giving effect to the Transactions and the Assumed Redemption, and excludes 14,606,329 shares of Class A common stock reserved for issuance under our 2016 Plan (as described in "Executive Compensation — Equity Compensation Plan Information — Compensation Programs To Be Adopted In Connection With This Offering — 2016 Incentive Award Plan"), including shares of Class A common stock issuable pursuant to 1,175,872 stock options and 158,042 restricted stock units granted on the date of this prospectus to our directors and certain employees, including the named executive officers, in connection with this offering as described in "Executive Compensation — Compensation of our Directors" and "Executive Compensation — Equity

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MERRILL CORPORATION JTAYLORA//19-SEP-16 12:01 DISK133:[16ZAX1.16ZAX19301]CY19301A.;56
mrll_0915.fmt Free: 4250DM/0D Foot: 0D/   0D VJ RSeq: 4 Clr: 0
DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;139 26-30 B Cs: 42265

Compensation Plan Information — Compensation Programs To Be Adopted In Connection With This Offering — 2016 Incentive Award Plan.''

To the extent any of these outstanding options are exercised, there will be further dilution to new investors. To the extent all of such outstanding options had been exercised as of June 30, 2016 the pro forma net tangible book value (deficit) per share after this offering would be $(3.00), and total dilution per share to new investors would be $26.00.

If the underwriters exercise in full their option to purchase additional shares of Class A common stock:

- the percentage of shares of Class A common stock held by the Original Equity Owners will decrease to approximately 36.1% of the total number of shares of our Class A common stock outstanding after this offering; and

- the number of shares held by new investors will increase to 12,499,999, or approximately 63.9% of the total number of shares of our Class A common stock outstanding after this offering.

Camping World Holdings, Inc. S-1   Proj: P7993NYC16   Job: 16ZAX19301   (16-7993-1)
REDLINED   Page Dim: 8.250″ X 10.750″   Copy Dim: 38. X 54.3   File: CY19301A.;56   v6.8

	Pro Forma Camping World Holdings, Inc.		Historical CWGS, LLC						
	Six Months Ended	Fiscal Year Ended	Six Months Ended,		Fiscal Year Ended				
	June 30, 2016	December 31, 2015	June 30, 2016	June 30, 2015	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011
	(unaudited)		(unaudited)						
			(in thousands, except margins and selected other operating data)						
Consolidated Statements of Income Data:									
Revenue:									
Consumer Services and Plans	$ $90,426	$ 174,600	$ 90,426	$ 86,845	$ 174,600	$ 162,598	$ 166,231	$ 166,173	$ 175,509
Retail									
New vehicles	988,232	1,607,790	988,232	846,658	1,607,790	1,176,838	1,030,687	731,168	540,780
Used vehicles	396,174	806,759	396,174	408,120	806,759	680,786	569,681	472,705	404,806
Parts, services and other	298,883	553,834	298,883	273,627	553,834	518,905	483,705	436,260	369,291
Finance and insurance, net	120,392	190,278	120,392	99,637	190,278	134,826	106,291	72,838	48,123
Subtotal	1,803,681	3,158,661	1,803,681	1,628,042	3,158,661	2,511,355	2,190,364	1,712,971	1,363,000
Total revenue	1,894,107	3,333,261	1,894,107	1,714,887	3,333,261	2,673,953	2,356,595	1,879,144	1,538,509
Costs applicable to revenue (exclusive of depreciation and amortization shown separately below):									
Consumer Services and Plans	39,118	81,749	39,118	40,792	81,749	74,065	82,128	87,123	98,346
Retail									
New vehicles	850,973	1,387,358	850,973	729,626	1,387,358	1,012,494	890,047	631,240	466,836
Used vehicles	321,234	652,235	321,234	329,996	652,235	551,702	457,718	386,146	334,137
Parts, services and other	156,261	297,957	156,261	144,220	297,957	280,345	264,039	238,870	196,274
Subtotal	1,328,468	2,337,550	1,328,468	1,203,842	2,337,550	1,844,541	1,611,804	1,256,256	997,247
Total costs applicable to revenue	1,367,586	2,419,299	1,367,586	1,244,634	2,419,299	1,918,606	1,693,932	1,343,379	1,095,593
Gross profit:									
Consumer Services and Plans	51,308	92,851	51,308	46,053	92,851	88,533	84,103	79,050	77,163
Retail									
New vehicles	137,259	220,432	137,259	117,032	220,432	164,344	140,640	99,928	73,944
Used vehicles	74,940	154,524	74,940	78,124	154,524	129,084	111,963	86,559	70,669
Parts, services and other	142,622	255,877	142,622	129,407	255,877	238,560	219,666	197,390	173,017
Finance and insurance, net	120,392	190,278	120,392	99,637	190,278	134,826	106,291	72,838	48,123
Subtotal	475,213	821,111	475,213	424,200	821,111	666,814	578,560	456,715	365,753
Total gross profit	526,521	913,962	526,521	470,253	913,962	755,347	662,663	535,765	442,916
Operating expenses:									
Selling, general and administrative	357,694	647,605	356,096	315,879	644,409	544,107	482,655	397,609	335,266
Depreciation and amortization	11,925	24,101	11,925	11,398	24,101	24,601	21,183	21,315	21,804
(Gain) loss on sale of assets	(248)	(237)	(248)	(665)	(237)	33	1,803	(1,263)	(638)
Total operating expenses	369,371	671,469	367,773	326,612	668,273	568,741	505,641	417,661	356,432
Income from operations	157,150	242,493	158,748	143,641	245,689	186,606	157,022	118,104	86,484
Other income (expense):									
Floor plan interest expense	(10,529)	(12,427)	(10,529)	(6,381)	(12,427)	(10,675)	(9,980)	(8,009)	(7,836)
Other interest expense, net	(23,231)	(49,044)	(25,325)	(26,362)	(53,377)	(46,769)	(74,728)	(78,097)	(73,696)
Gain on derivative instrument	—	—	—	—	—	—	—	3,871	3,899
Gain (loss) on debt repayment	—	(4,804)	—	—	—	(1,831)	(49,450)	(440)	19
Other income (expense), net	(2)	1	(2)	—	1	(35)	(59)	(43)	(1,765)
Total other income (expense)	(33,762)	(66,274)	(35,856)	(32,743)	(65,803)	(59,310)	(134,217)	(82,718)	(79,379)
Income before income taxes	123,388	176,219	122,892	110,898	179,886	127,296	22,805	35,386	7,105
Income tax (expense) benefit	(12,642)	(16,091)	(2,350)	(2,208)	(1,356)	(2,140)	(1,988)	7,470	(1,707)
Net income	$ 110,746	$ 160,128	$ 120,542	$ 108,690	$ 178,530	$ 125,156	$ 20,817	$ 42,856	$ 5,398
Consolidated Statements of Cash Flows Data:									
Net cash provided by (used in) operating activities	▲	▲	$ 114,425	$ 91,545	$ 112,143	$ 44,064	$ 14,623	$ (196)	$ 17,154
Net cash used in investing activities	▲	▲	$ (82,122)	$ (157,584)	$ (176,200)	$ (50,225)	$ (46,195)	$ (41,665)	$ (8,047)
Net cash (used in) provided by financing activities	▲	▲	$ (85,262)	$ (11,258)	$ 45,372	$ 80,366	$ 48,120	$ 41,501	$ (4,160)
Selected Other Data:									
EBITDA[1]	▲	▲	$ 160,142	$ 148,658	$ 257,364	$ 198,666	$ 118,716	$ 134,798	$ 102,605
Adjusted EBITDA[1]	▲	▲	$ 161,146	$ 145,391	$ 253,718	$ 198,555	$ 168,481	$ 130,069	$ 101,826
Adjusted EBITDA Margin[2]	▲	▲	8.5%	8.5%	7.6%	7.4%	7.1%	6.9%	6.6%
Selected Other Operating Data:									
Active Customers[3]			3,280,907	3,052,376	3,131,961	2,845,612	2,645,503	2,613,401	2,584,943

	Pro Forma Camping World Holdings, Inc.[5]	Pro Forma CWGS, LLC[6]	Historical CWGS, LLC					
	June 30, 2016	June 30, 2016	June 30, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011
	(unaudited)	(unaudited)	(unaudited)	(in thousands)				
Consolidated Balance Sheets Data (at period end):								
Cash and cash equivalents	$ 101,072	$ 71,066	$ 39,066	$ 92,025	$ 110,710	$ 36,505	$ 19,957	$ 20,317
Total assets	$1,482,547	$1,439,494	$1,407,494	$1,344,018	$1,163,168	$ 906,882	$ 742,443	$ 607,986
Total debt[4]	$ 605,037	$ 802,442	$ 695,442	$ 725,393	$ 613,185	$ 589,214	$ 537,215	$ 520,009
Total members'/stockholders' equity (deficit)	$ (27,000)	$ (360,017)	$ (285,017)	$ (288,947)	$ (236,700)	$(375,138)	$(363,699)	$(397,000)

(1) EBITDA and Adjusted EBITDA are supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. EBITDA and Adjusted EBITDA are not measurements of our financial performance under GAAP and should not be considered as an alternative to net income or any other performance measure derived in accordance with GAAP, or as an alternative to cash flows from operating activities as a measure of our liquidity.

We define ''EBITDA'' as net income before other interest expense (excluding floor plan interest expense), provision for income taxes and depreciation and amortization. We define ''Adjusted EBITDA'' as EBITDA further adjusted for the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These items include, among other things, loss (gain) on debt repayment, loss (gain) on sale of assets and disposition of stores, monitoring fees, an adjustment to rent on right to use assets and other unusual or one-time items. We caution investors that amounts presented in accordance with our definitions of EBITDA and Adjusted EBITDA may not be comparable to similar measures disclosed by our competitors, because not all companies and analysts calculate EBITDA and Adjusted EBITDA in the same manner. We present EBITDA and Adjusted EBITDA because we consider them to be important supplemental measures of our performance and believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Management believes that investors' understanding of our performance is enhanced by including these non-GAAP financial measures as a reasonable basis for comparing our ongoing results of operations.

Management and our board of directors use EBITDA and Adjusted EBITDA:

- as a measurement of operating performance because they assist us in comparing the operating performance of our business on a consistent basis, as they remove the impact of items not directly resulting from our core operations;
- for planning purposes, including the preparation of our internal annual operating budget and financial projections;
- to evaluate the performance and effectiveness of our operational strategies; and
- to evaluate our capacity to fund capital expenditures and expand our business.

By providing these non-GAAP financial measures, together with reconciliations, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. In addition, our Senior Secured Credit Facilities use EBITDA to measure our compliance with covenants such as consolidated leverage ratio. EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation, or as an alternative to, or a substitute for net income or other financial statement data presented in our consolidated financial statements included elsewhere in this prospectus as indicators of financial performance. Some of the limitations are:

- such measures do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;
- such measures do not reflect changes in, or cash requirements for, our working capital needs;
- such measures do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt;
- such measures do not reflect our tax expense or the cash requirements to pay our taxes;
- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

80

- other companies in our industry may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using these non-GAAP measures only supplementally. As noted in the table below, Adjusted EBITDA includes adjustments for loss (gain) on debt repayment, loss (gain) on sale of assets and disposition of stores, monitoring fees, an adjustment to rent on right to use assets and other unusual or one-time items. It is reasonable to expect that these items will occur in future periods. However, we believe these adjustments are appropriate because the amounts recognized can vary significantly from period to period, do not directly relate to the ongoing operations of our business and complicate comparisons of our internal operating results and operating results of other companies over time. In addition, Adjusted EBITDA includes adjustments for other items that we do not expect to regularly record following this offering. Each of the normal recurring adjustments and other adjustments described in this paragraph and in the reconciliation table below help management with a measure of our core operating performance over time by removing items that are not related to day-to-day operations.

The following table reconciles EBITDA and Adjusted EBITDA to the most directly comparable GAAP financial performance measure, which is net income:

				Historical CWGS, LLC			
	Six Months Ended,		Fiscal Year Ended				
	June 30, 2016	June 30, 2015	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011
				(in thousands)			
Net income	$120,542	$108,690	$178,530	$125,156	$ 20,817	$ 42,856	$ 5,398
Other interest expense, net	25,325	26,362	53,377	46,769	74,728	78,097	73,696
Depreciation and amortization	11,925	11,398	24,101	24,601	21,183	21,315	21,804
Income tax expense	2,350	2,208	1,356	2,140	1,988	(7,470)	1,707
EBITDA	160,142	148,658	257,364	198,666	118,716	134,798	102,605
Adjustments:							
Loss (gain) on debt repayment[a]	—	—	—	1,831	49,450	440	(19)
Loss (gain) on sale of assets and disposition of stores[b]	(246)	146	1,452	2,689	2,147	(1,220)	2,354
Gain on derivative instruments[c]	—	—	—	—	—	(3,871)	(3,899)
Monitoring fee[d]	1,250	1,250	2,500	2,500	2,500	2,500	1,518
Adjustment to rent on right to use assets[e]	—	(4,663)	(7,598)	(7,131)	(4,332)	(2,578)	(733)
Adjusted EBITDA	$161,146	$145,391	$253,718	$198,555	$168,481	$130,069	$101,826

[a] Represents the loss incurred on repayment of the 11.50% Senior Secured Notes due 2016 in 2013 and the 12.00% Series A Notes due 2018 in 2014.

[b] Represents (i) an adjustment to eliminate the net gains and losses on sales of various assets, including (a) a $1.8 million gain on the asset sale of seven outdoor powersports magazine titles, two powersports shows and two conferences in March 2013, (b) the sale of the former FreedomRoads, LLC corporate office building at a loss of $3.5 million in November 2013, (c) a $0.5 million gain on the sale of Golf Card Club in 2012, (d) a $0.7 million gain on the sale of various home and garden shows in 2012 and (e) a $0.7 million gain on the sale of various publications in 2011; (ii) other non-operating items, including expenses related to retail locations closed; and (iii) a loss equal to the present value of the remaining net obligation under the non-cancellable operating leases in locations with no operating business, which represented $0.0 million, $0.0 million, $0.8 million, $1.3 million, $0.3 million, $0.0 million and $1.2 million for the six months ended June 30, 2016 and 2015 and the years ended December 31, 2015, 2014, 2013, 2012 and 2011, respectively.

[c] Represents a gain on derivative instruments related to interest rate swap agreements.

[d] Represents monitoring fees paid pursuant to a monitoring agreement to Crestview and Stephen Adams. We intend to terminate the monitoring agreement upon the consummation of this offering.

[e] Represents an adjustment to rent expense for the periods presented for certain right to use assets that were derecognized in the fourth quarter of 2015 due to lease modifications that resulted in the leases meeting the requirements to be reported as operating leases. The adjustments represent additional rent expense that would have been incurred for the periods presented had the leases previously been classified as operating leases. See Note 9 of the audited consolidated financial statements included elsewhere in this prospectus for additional information.

[2] Adjusted EBITDA Margin is defined as the ratio of Adjusted EBITDA to total revenues. We present Adjusted EBITDA Margin because it is used by management as a performance measurement of Adjusted EBITDA generated from total revenues. See footnote 1 above for a discussion of Adjusted EBITDA as a non-GAAP measure and a reconciliation of net income to EBITDA and Adjusted EBITDA.

[3] We define an "Active Customer" as a customer who has transacted with us in any of the eight most recently completed fiscal quarters prior to the date of measurement.

(4)   Total debt consists of borrowings under our Senior Secured Credit Facilities, net of unamortized original issue discount and capitalized finance costs of $4.3 million and $9.8 million, $5.0 million and $11.1 million, $4.9 million and $10.0 million, $5.2 million and $10.8 million, $5.0 million and $14.4 million, and $6.1 million and $18.1 million, as of June 30, 2016, December 31, 2015, December 31, 2014, December 31, 2013, December 31, 2012 and December 31, 2011, respectively, (as discussed under ''Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources'' and ''Description of Certain Indebtedness''). See our audited consolidated financial statements included elsewhere in this prospectus, which include all liabilities, including amounts outstanding under our Floor Plan Facility.

(5)   Each $1.00 increase or decrease in the assumed initial public offering price of $23.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease each of cash and cash equivalents and total stockholders' equity on a pro forma basis by approximately $10.2 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(6)   The pro forma data in this column gives effect to the $110.0 million of incremental borrowings under our Senior Secured Credit Facilities and the use of a portion of the proceeds thereunder to pay a $75.0 million distribution to the members of CWGS, LLC on September [21], 2016, as if such debt was incurred and such distribution was declared and paid on June 30, 2016. See Note 2 to the unaudited pro forma consolidated balance sheet as of June 30, 2016 in ''Unaudited Pro Forma Consolidated Financial Information.''

⊥

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

We have derived the unaudited pro forma statement of income for the year ended December 31, 2015 set forth below by the application of pro forma adjustments to the audited consolidated financial statements of CWGS Enterprises, LLC and its subsidiaries included elsewhere in this prospectus. We have derived the unaudited pro forma statement of income for the six months ended June 30, 2016 and the unaudited pro forma consolidated balance sheet as of June 30, 2016 set forth below by the application of pro forma adjustments to the unaudited consolidated financial statements of CWGS Enterprises, LLC and its subsidiaries included elsewhere in this prospectus.

The unaudited pro forma statement of income for the year ended December 31, 2015 and the six months ended June 30, 2016, and the unaudited pro forma consolidated balance sheet as of June 30, 2016, present our consolidated results of income and financial position to give pro forma effect to all of the Transactions described in ''Our Organizational Structure,'' the sale of shares in this offering (excluding shares issuable upon exercise of the underwriters' option to purchase additional shares), and the application of the net proceeds by us and CWGS, LLC from this offering and the other transactions described elsewhere in this section, as if all such transactions had been completed as of January 1, 2015 with respect to the unaudited condensed consolidated pro forma statement of income, and as of June 30, 2016, with respect to the unaudited pro forma balance sheet data. The unaudited pro forma financial statements reflect pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable, but are subject to change. We have made, in our opinion, all adjustments that are necessary to present fairly the pro forma financial data.

The pro forma adjustments principally give effect to the following items:

- the Transactions described in ''Our Organizational Structure,'' this offering and the payment by us of fees and expenses related to this offering and the use of a portion of the proceeds by CWGS, LLC (from the sale of common units to us using the proceeds of this offering) to repay outstanding borrowings under our Term Loan Facility as described in ''Use of Proceeds;'' and

- a provision for federal, state and local income taxes of Camping World Holdings, Inc. as a taxable corporation at an effective rate of 38.6% and 38.5% for the year ended December 31, 2015 and the six months ended June 30, 2016, respectively, which includes a provision for U.S. federal income taxes and assumes the highest statutory rates applied to income apportioned to each state and local jurisdiction.

The unaudited pro forma financial information presented assumes no exercise by the underwriters of the option to purchase up to an additional 1,630,434 shares of Class A common stock from us.

As described in greater detail under ''Certain Relationships and Related Party Transactions — Tax Receivable Agreement,'' in connection with the closing of this offering, we will enter into the Tax Receivable Agreement with CWGS, LLC and each of the Continuing Equity Owners and Crestview Partners II GP, L.P. that will provide for the payment by Camping World Holdings, Inc. to such persons of 85% of the amount of tax benefits, if any, that Camping World Holdings, Inc. actually realizes (or in some circumstances is deemed to realize) as a result of (i) increases in tax basis resulting from the purchase of common units from Crestview Partners II GP, L.P. in exchange for Class A common stock in connection with the consummation of this offering and any future redemptions that are funded by Camping World Holdings, Inc. or exchanges of common units, and (ii) certain other tax benefits attributable to payments made under the Tax Receivable Agreement. Due to the uncertainty in the amount and timing of future redemptions or exchanges of common units by the Continuing Equity

83

Owners, the unaudited pro forma consolidated financial information assumes that no redemptions or exchanges of common units have occurred and therefore no increases in tax basis in CWGS, LLC's assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma consolidated financial information, other than the purchase of common units from Crestview Partners II GP, L.P. in exchange for Class A common stock in connection with the consummation of this offering. However, if all of the Continuing Equity Owners were to have their common units redeemed, we would recognize a deferred tax asset of approximately $974 million and a liability of approximately $828 million, representing 85% of the tax benefits due to the Continuing Equity Owners (of which approximately 63.3%, 32.9% and 3.8% of the tax benefits would be attributable to ML Acquisition, funds controlled by Crestview Partners II GP, L.P. and the Former Profit Unit Holders, respectively), assuming (i) all exchanges occurred on the same day; (ii) a price of $23.00 per share (the midpoint of the price range set forth on the cover page of this prospectus); (iii) a constant corporate tax rate of 38.5%; (iv) we will have sufficient taxable income to fully utilize the tax benefits; and (v) no material changes in tax law. For each 5% increase (decrease) in the amount of common units exchanged by the Continuing Equity Owners, our deferred tax asset would increase (decrease) by approximately $49 million and the related liability would increase (decrease) by approximately $41 million, assuming that the price per share and corporate tax rate remain the same. For each $1.00 increase (decrease) in the assumed share price of $23.00 per share, our deferred tax asset would increase (decrease) by approximately $36 million and the related liability would increase (decrease) by approximately $30 million, assuming that the number of common units exchanged by the Continuing Equity Owners and the corporate tax rate remain the same. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the exchanges, the price of our shares of Class A common stock at the time of the exchange, and the tax rates then in effect.

As described in the ''Transactions,'' the unaudited pro forma financial statements reflect the acquisition of the equity interests in CWGS, LLC and does not result in a change in the book basis of CWGS, LLC as such transactions are between entities under common control.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors' and officers' liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs. Camping World Holdings, Inc. was formed on March 8, 2016 and will have no material assets or results of operations until the completion of this offering and therefore its historical financial position is not shown in a separate column in the unaudited pro forma statement of income.

The unaudited pro forma financial information is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the Transactions and this offering been consummated on the dates indicated, and do not purport to be indicative of statements of financial condition data or results of operations as of any future date or for any future period. You should read our unaudited pro forma financial information and the accompanying notes in conjunction with all of the historical financial statements and related notes included elsewhere in this prospectus and the financial and other information appearing elsewhere in this prospectus, including information contained in ''Risk Factors,'' ''Use of Proceeds,'' ''Capitalization,'' ''Selected Historical and Pro Forma Consolidated Financial Data'' and ''Management's Discussion and Analysis of Financial Condition and Results of Operations.''

Camping World Holdings, Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Balance Sheet as of June 30, 2016
(amounts in thousands)

	Historical CWGS, LLC[1]	Recapitalization Adjustments[2]	Pro Forma CWGS, LLC	Transaction Adjustments	Offering Adjustments	Pro Forma Camping World Holdings, Inc.
Assets						
Cash and cash equivalents	$ 39,066	$32,000[2]	$ 71,066	6[6]	$ 30,000[3][4][9]	$ 101,072
Contracts in transit	65,918	—	—	—	—	65,918
Accounts receivable, net	59,760	—	—	—	—	59,760
Inventories, net	915,153	—	—	—	—	915,153
Prepaid expenses and other assets	25,986	—	—	—	(3,452)[4]	22,534
Deferred tax asset	153	—	—	—	—	153
Total current assets	1,106,036	32,000	1,138,036	6	26,548	1,164,590
Property and equipment, net	131,004	—	—	—	—	131,004
Deferred tax asset	4,609	—	—	16,499[10]	—	21,108
Intangible assets, net	2,542	—	—	—	—	2,542
Goodwill	146,735	—	—	—	—	146,735
Other assets	16,568	—	—	—	—	16,568
Total assets	$1,407,494	$32,000	$1,439,494	$ 16,505	$ 26,548	$1,482,547
Liabilities and members' stockholders' equity (deficit)						
Current liabilities:						
Accounts payable	$ 107,591	—	—	—	—	$ 107,591
Accrued liabilities	92,237	—	—	—	—	92,237
Deferred revenues and gains	65,818	—	—	—	—	65,818
Current portion of capital lease obligation	1,420	—	—	—	—	1,420
Current portion of long-term debt	39,422	6,111[2]	45,533	—	(11,134)[9]	34,399
Notes payable — floor plan	623,571	—	—	—	—	623,571
Other current liabilities	21,216	—	—	—	—	21,216
Total current liabilities	951,275	6,111	957,386	—	(11,134)	946,252
Capital lease obligations	1,347	—	—	—	—	1,347
Right to use liabilities	15,093	—	—	—	—	15,093
Long-term debt, net of current portion	656,020	100,889[2]	756,909	—	(186,271)[9]	570,638
Deferred revenues and gains	53,576	—	—	—	—	53,576
Other long-term liabilities	15,200	—	—	14,024[10]	—	29,224
Total liabilities	1,692,511	107,000	1,799,511	14,024	(197,405)	1,616,130
Commitments and contingencies						
Membership units, 153,796 units authorized and issued	—	—	—	—	—	—
Members' deficit	(285,017)	(75,000)[2]	(360,017)	328,339[7][8]	(222,715)[5]	(254,393)
Class A common stock	—	—	—	71[7]	109[3]	180
Class B common stock	—	—	—	6[6]	—	6
Class C common stock	—	—	—	—	[6]	—
Preferred stock	—	—	—	—	—	—
Additional paid-in capital	—	—	—	3,363[8][10]	226,841[3][4]	230,204
Accumulated deficit	—	—	—	—	(2,997)[9]	(2,997)
Members'/stockholders' equity (deficit) attributable to Camping World Holdings, Inc.	(285,017)	(75,000)	(360,017)	331,779	1,238	(27,000)
Non-controlling interest	—	—	—	(329,298)[5]	222,715[5]	(106,583)
Total liabilities and members' stockholders' equity (deficit)	$1,407,494	$32,000	$1,439,494	$ 16,505	$ 26,548	$1,482,547

See accompanying Notes to Unaudited Pro Forma Consolidated Balance Sheet.

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⊥

Camping World Holdings, Inc. and Subsidiaries
Notes to Unaudited Pro Forma Consolidated Balance Sheet

(1) Camping World Holdings, Inc. was formed on March 8, 2016 and will have no material assets or results of operations until the completion of this offering and therefore its historical financial position is not shown in a separate column in this unaudited pro forma consolidated balance sheet.

(2) On September [21], 2016, we amended the credit agreement governing our Senior Secured Credit Facilities (as defined herein) to, among other things, provide for incremental term loan borrowings of $110.0 million, increase the capacity for payments by the Borrower to CWGS, LLC for payment of regular quarterly distributions to its common unit holders, including us, and permit a $75.0 million special distribution of a portion of such incremental borrowings under our Senior Secured Credit Facilities from the Borrower (as defined herein) to CWGS, LLC for a distribution to its members, which was also made on September [21], 2016. This adjustment represents the recognition of the incremental borrowings under the Senior Secured Credit Facilities and the distribution as if such debt was incurred and such distribution was declared and paid on June 30, 2016.

(3) We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions but before estimated offering expenses, of $6.8 million, will be approximately $233.7 million, based on an assumed initial public offering price of $23.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. This amount has been determined based on the assumption that the underwriters' option to purchase additional shares of our Class A common stock is not exercised. A reconciliation of the gross proceeds from this offering to the net cash proceeds is set forth below.

Assumed initial public offering price per share	$ 23.00
Shares of Class A common stock issued in this offering	10,869,565
Gross proceeds	249,999,995
Less: underwriting discounts and commissions and offering expenses (including amounts previously deferred of $3.5 million)	23,050,000
Net cash proceeds	$226,949,995

(4) We are deferring certain costs associated with this offering, including certain legal, accounting and other related expenses, which have been recorded in prepaid expenses and other assets on our consolidated balance sheet. Upon completion of this offering, these deferred costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in capital.

(5) Upon completion of the Transactions, we will become the sole managing member of CWGS, LLC. Although we will have a minority economic interest in CWGS, LLC, we will have the sole voting interest in, and control the management of, CWGS, LLC. As a result, we will consolidate the financial results of CWGS LLC and will report a non-controlling interest related to the common units of CWGS, LLC held by the Continuing Equity Owners on our consolidated

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balance sheet. The computation of the non-controlling interest following the consummation of this offering, based on the assumed initial public offering price, is as follows:

	Units	Percentage
Interest in CWGS, LLC by Camping World Holdings, Inc.	17,930,627	21.7%
Non-controlling interest in CWGS, LLC by Continuing Equity Owners	64,838,568	78.3%
	82,769,195	100.0%

If the underwriters were to exercise their option to purchase additional shares of our Class A common stock in full, Camping World Holdings, Inc. would own 23.2% of the common units of CWGS LLC and the Continuing Equity Owners would own the remaining 76.8% of the common units of CWGS LLC.

Following the consummation of this offering, the common units of CWGS, LLC held by the Continuing Equity Owners, representing the non-controlling interest, will be redeemable at each of their options, for, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE) who are disinterested), new-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each common unit redeemed, in each case in accordance with the terms of the CWGS LLC Agreement; provided that, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE) who are disinterested), we may effect a direct exchange of such Class A common stock or such cash, as applicable, for such common units. The Continuing Equity Owners may exercise such redemption right for as long as their common units remain outstanding. See ''Certain Relationships and Related Party Transactions — CWGS LLC Agreement.''

(6) In connection with this offering, we will issue (i) 61,993,423 shares of Class B common stock to the Continuing Equity Owners (other than the Former Profit Unit Holders), on a one-to-one basis with the number of common units of CWGS, LLC they own and (ii) one share of Class C common stock to ML RV Group, in each case, for nominal consideration. Holders of our Class B common stock and Class C common stock, along with the holders of our Class A common stock, will have certain voting rights as described under ''Description of Capital Stock,'' but holders of our Class B common stock and Class C common stock will not be entitled to receive any distributions from or participate in any dividends declared by our board of directors.

(7) In connection with this offering, the Former Equity Owners will exchange 7,061,062 of their indirect ownership interest in common units of CWGS, LLC for 7,061,062 shares of Class A common stock on a one-to-one basis.

(8) This adjustment represents the total increase in compensation expense we expect to incur following the completion of this offering as a result of the following:

- $0.7 million of compensation expense to be recognized in connection with the exercise of the outstanding vested Profit Units; and

- $0.2 million of compensation expense to be recognized in connection with the accelerated vesting of the outstanding Profits Units in connection with this offering.

These adjustments are non-recurring in nature and, as such, have not been included as adjustments in the unaudited pro forma consolidated statements of income.

(9) CWGS, LLC intends to use the $230.4 million in net proceeds it receives from the sale of common units to Camping World Holdings, Inc. to repay $200.4 million of outstanding borrowings under our Term Loan Facility and the remainder for general corporate purposes.

(10) We expect to obtain an increase in the tax basis of our share of the assets of CWGS, LLC when common units are redeemed or exchanged by the Continuing Equity Owners and other qualifying transactions. This increase in tax basis may have the effect of reducing the amounts that we would otherwise pay in the future to various tax authorities. The increase in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. In connection with the consummation of this offering, we will enter into a tax receivable agreement with CWGS, LLC, each of the Continuing Equity Owners and Crestview Partners II GP, L.P. that will provide for the payment by us to the Continuing Equity Owners and Crestview Partners II GP, L.P. of 85% of the amount of tax benefits, if any, that we actually realize or in some cases are deemed to realize as a result of (i) increases in the tax basis of the assets of CWGS, LLC resulting from the purchase of common units from Crestview Partners II GP, L.P. in exchange for Class A common stock in connection with the consummation of this offering and any future redemptions or exchanges of common units or any prior sales of interests in CWGS, LLC and (ii) certain other tax benefits related to our making payments under the Tax Receivable Agreement. See ''Certain Relationships and Related Party Transactions — Tax Receivable Agreement.''

The exchange by Crestview Partners II GP, L.P. in connection with this offering of certain of their common units for 1,674,421 shares of Class A common stock (based on the midpoint of the price range set forth on the cover page of this prospectus) will trigger an increase in the tax basis of the assets of CWGS, LLC subject to the provisions of the Tax Receivable Agreement. Assuming a public offering price of $23.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), we will recognize a deferred tax asset in the amount of $16.5 million and a liability of $14.0 million, representing 85% of the tax benefits due to Crestview Partners II GP, L.P. and an adjustment to additional paid-in capital for the difference.

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Camping World Holdings, Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Statement of Income for the
Six Months Ended June 30, 2016

(in thousands, except per share data)	Historical CWGS, LLC[1]	Recapitalization Transactions[2]	Pro Forma CWGS, LLC	Transaction Adjustments	Offering Adjustments	Pro Forma Camping World Holdings, Inc.
Revenue:						
Consumer Services and Plans	$ 90,426	—	$ 90,426	—	—	$ 90,426
Retail						
New vehicles	988,232	—	988,232	—	—	988,232
Used vehicles	396,174	—	396,174	—	—	396,174
Parts, services and other	298,883	—	298,883	—	—	298,883
Finance and insurance, net	120,392	—	120,392	—	—	120,392
Subtotal	1,803,681	—	1,803,681	—	—	1,803,681
Total revenue	1,894,107	—	1,894,107	—	—	1,894,107
Costs applicable to revenue (exclusive of depreciation and amortization shown separately below):						
Consumer Services and Plans	39,118	—	39,118	—	—	39,118
Retail						
New vehicles	850,973	—	850,973	—	—	850,973
Used vehicles	321,234	—	321,234	—	—	321,234
Parts, services and other	156,261	—	156,261	—	—	156,261
Subtotal	1,328,468	—	1,328,468	—	—	1,328,468
Total costs applicable to revenue	1,367,586	—	1,367,586	—	—	1,367,586
Gross profit:						
Consumer Services and Plans	51,308	—	51,308	—	—	51,308
Retail						
New vehicles	137,259	—	137,259	—	—	137,259
Used vehicles	74,940	—	74,940	—	—	74,940
Parts, services and other	142,622	—	142,622	—	—	142,622
Finance and insurance, net	120,392	—	120,392	—	—	120,392
Subtotal	475,213	—	475,213	—	—	475,213
Total gross profit	526,521	—	526,521	—	—	526,521
Operating expenses:						
Selling, general and administrative	356,096	—	356,096	—	1,598[3]	357,694
Depreciation and amortization	11,925	—	11,925	—	—	11,925
Loss on sale of assets	(248)	—	(248)	—	—	(248)
Total operating expenses	367,773	—	367,773	—	1,598	369,371
Income from operations	158,748	—	158,748	—	(1,598)	157,150
Other income (expense):						
Floor plan interest expense	(10,529)	—	(10,529)	—	—	(10,529)
Other interest expense, net	(25,325)	(3,845)[2]	(29,170)	—	5,939[7]	(23,231)
Loss on debt repayment		—		—	—	
Other income (expense), net	(2)	—	(2)	—	—	(2)
	(35,856)	(3,845)	(39,701)	—	5,939	(33,762)
Income before income taxes	122,892	(3,845)	119,047	—	4,341	123,388
Income tax expense	(2,350)	—	(2,350)	—	(10,292)[4]	(12,642)
Income from continuing operations	120,542	(3,845)	116,697	—	(5,951)	110,746
Net income	$ 120,542	$ (3,845)	$ 116,697	$ —	$ (5,951)	$ 110,746
Net income attributable to non-controlling interests	—	—	—	106,742[5]	(11,925)[5]	94,817
Net income attributable to Camping World Holdings, Inc.	$ 120,542	$ (3,845)	$ 116,697	$ (106,742)	$ 5,974	$ 15,929
Pro forma net income per share data[6]:						
Weighted-average shares of Class A common stock outstanding:						
Basic						17,930,627
Diluted						66,172,482
Net income available to Class A common stock per share:						
Basic						$ 0.89
Diluted						$ 0.88

See accompanying Notes to Unaudited Pro Forma Consolidated Statement of Income.

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Camping World Holdings, Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Statement of Income for the
Year Ended December 31, 2015

(in thousands, except per share data)	Historical CWGS, LLC[1]	Recapitalization Transactions[e]	Pro Forma CWGS, LLC	Transaction Adjustments	Offering Adjustments	Pro Forma Camping World Holdings, Inc.
Revenue:						
Consumer Services and Plans . . .	$ 174,600	—	$ 174,600	—	—	$ 174,600
Retail						
New vehicles	1,607,790	—	1,607,790	—	—	1,607,790
Used vehicles	806,759	—	806,759	—	—	806,759
Parts, services and other	553,834	—	553,834	—	—	553,834
Finance and insurance, net . . .	190,278	—	190,278	—	—	190,278
Subtotal	3,158,661	—	3,158,661	—	—	3,158,661
Total revenue	3,333,261	—	3,333,261	—	—	3,333,261
Costs applicable to revenue:						
Consumer Services and Plans . . .	81,749	—	81,749	—	—	81,749
Retail	—					
New vehicles	1,387,358	—	1,387,358	—	—	1,387,358
Used vehicles	652,235	—	652,235	—	—	652,235
Parts, services and other	297,957	—	297,957	—	—	297,957
Subtotal	2,337,550	—	2,337,550	—	—	2,337,550
Total costs applicable to revenue . . .	2,419,299	—	2,419,299	—	—	2,419,299
Gross profit:						
Consumer Services and Plans . . .	92,851	—	92,851	—	—	92,851
Retail						
New vehicles	220,432	—	220,432	—	—	220,432
Used vehicles	154,524	—	154,524	—	—	154,524
Parts, services and other	255,877	—	255,877	—	—	255,877
Finance and insurance, net . . .	190,278	—	190,278	—	—	190,278
Subtotal	821,111	—	821,111	—	—	821,111
Total gross profit	913,962	—	913,962	—	—	913,962
Operating expenses:						
Selling, general and administrative	644,409	—	644,409	—	3,196[3]	647,605
Depreciation and amortization . . .	24,101	—	24,101	—	—	24,101
(Gain) loss on sale of assets	(237)	—	(237)	—	—	(237)
Total operating expenses	668,273	—	668,273	—	3,196	671,469
Income from operations	245,689	—	245,689	—	(3,196)	242,493
Other income (expense)						
Floor plan interest expense	(12,427)	—	(12,427)	—	—	(12,427)
Other interest expense, net	(53,377)	(7,521)[2]	(60,898)	—	11,854[7]	(49,044)
Loss on debt repayment	—	—	—	—	(4,804)[7]	(4,804)
Other income (expense), net	1	—	1	—	—	1
Income before income taxes	179,886	(7,521)	172,365	—	3,854	176,219
Income tax expense	(1,356)	—	(1,356)	—	(14,735)[4]	(16,091)
Net income	$ 178,530	$ (7,521)	$ 171,009	$ —	$ (10,881)	$ 160,128
Net income attributable to non-controlling interests	—	—	—	156,420[5]	(19,438)[5]	136,982
Net income attributable to Camping World Holdings, Inc.	$ 178,530	$ (7,521)	$ 171,009	$ (156,420)	$ 8,557	$ 23,146
Pro forma net income share data[6]:						
Weighted-average shares of Class A common stock outstanding:						
Basic						17,930,627
Diluted						66,172,482
Net income available to Class A common stock per share:						
Basic						$ 1.29
Diluted						$ 1.28

See accompanying Notes to Unaudited Pro Forma Consolidated Statement of Income.

⊥

Camping World Holdings, Inc. and Subsidiaries
Notes to Unaudited Pro Forma Consolidated Statements of Income

(1) Camping World Holdings, Inc. was formed on March 8, 2016 and will have no material assets or results of operations until the completion of this offering and therefore its historical financial position is not shown in a separate column in these unaudited pro forma consolidated statements of income.

(2) On September [21], 2016, we amended the credit agreement governing our Senior Secured Credit Facilities to, among other things, provide for incremental term loan borrowings of $110.0 million, increase the capacity for payments by the Borrower to CWGS, LLC for payment of regular quarterly distributions to its common unit holders, including us, and permit a $75.0 million special distribution of a portion of such incremental borrowings under our Senior Secured Credit Facilities from the Borrower (as defined herein) to CWGS, LLC for a distribution to its members, which was also made on September [21], 2016. Accordingly, pro forma adjustments have been made to reflect an increase in interest expense of $7.0 million and $3.6 million for the year ended December 31, 2015 and the six months ended June 30, 2016, respectively, computed at weighted-average interest rates of 5.7% and 5.9%, respectively, in each case as if the additional borrowings had been incurred on January 1, 2015.

(3) This adjustment represents the increase in compensation expense we expect to incur following the completion of this offering. We expect to grant 1,175,872 stock options and 158,042 restricted stock units to our directors and certain employees in connection with this offering. This amount was calculated assuming the stock options and restricted stock units were granted on January 1, 2015 with the stock options having an exercise price equal to $23.00 per share, the assumed initial public offering price based on the midpoint of the price range set forth on the cover page of this prospectus. The grant date fair values of the stock options were determined using the Black-Scholes valuation model using the following assumptions:

Expected volatility	36.29%
Expected dividend yield	1.10%
Expected term (in years)	6.25
Risk-free interest rate	1.31%

(4) CWGS, LLC has been, and will continue to be, treated as a partnership for U.S. federal and state income tax purposes. As such, income generated by CWGS, LLC will flow through to its partners, including us, and is generally not subject to tax at the CWGS, LLC level. Following the Transactions, we will be subject to U.S. federal income taxes, in addition to state and local income taxes with respect to our allocable share of any taxable income of CWGS, LLC. As a result, the unaudited pro forma consolidated statements of income reflect adjustments to our income tax expense to reflect an effective income tax rate of 38.6% and 38.5% for the year ended December 31, 2015 and the six months ended June 30, 2016, respectively, which were calculated assuming the U.S. federal rates currently in effect and the highest statutory rates apportioned to each applicable state, local and foreign jurisdiction.

(5) Upon completion of the Transactions, Camping World Holdings, Inc. will become the sole managing member of CWGS, LLC. Although we will have a minority economic interest in CWGS, LLC, we will have the sole voting interest in, and control the management of, CWGS, LLC. As a result, we will consolidate the financial results of CWGS, LLC and will report a non-controlling interest related to the common units of CWGS, LLC held by the Continuing Equity Owners on our consolidated statements of income. Following this offering, assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock, Camping World Holdings, Inc. will own 21.7% of the common units of

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CWGS LLC and the Continuing Equity Owners will own the remaining 78.3% of the common units of CWGS LLC. Net income attributable to non-controlling interests will represent 78.3% of the income before income taxes of Camping World Holdings, Inc. These amounts have been determined based on the assumption that the underwriters' option to purchase 1,630,434 additional shares of our Class A common stock is not exercised. If the underwriters exercise their option to purchase additional shares of our Class A common stock in full, Camping World Holdings, Inc. will own 23.2% of the common units of CWGS, LLC and the Continuing Equity Owners will own the remaining 76.8% of the common units of CWGS, LLC and net income attributable to non-controlling interests would represent 76.8% of the income before income taxes of Camping World Holdings, Inc.

(6) Pro forma basic net income per share is computed by dividing the net income available to Class A common stockholders by the weighted-average shares of Class A common stock outstanding during the period. Pro forma diluted net income per share is computed by adjusting the net income available to Class A common stockholders and the weighted-average shares of Class A common stock outstanding to give effect to potentially dilutive securities. Shares of our Class B common stock and Class C common stock are not entitled to receive any distributions or dividends and are therefore not included in the computation of pro forma basic or diluted net income per share. The following table sets forth a reconciliation of the

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numerators and denominators used to compute pro forma basic and diluted net income per share

(in thousands, except per share data)	Year ended December 31, 2015	Six months ended June 30, 2016
Basic net income per share:		
Numerator		
Net income	$ 160,128	$ 110,746
Less: Net income attributable to non-controlling interests	(136,982)	(94,817)
Net income attributable to Class A common stockholders—basic	23,146	15,929
Denominator		
Shares of Class A common stock held by Former Equity Owners	7,061,062	7,061,062
Shares of Class A common stock sold in this offering(a)	10,869,565	10,869,565
Weighted-average shares of Class A common stock outstanding—basic	17,930,627	17,930,627
Basic net income per share	$ 1.29	$ 0.89
Diluted net income per share:		
Numerator		
Net income available to Class A common shareholders	$ 23,146	$ 15,929
Reallocation of net income assuming conversion of common units(b)	84,107	58,312
Net income attributable to Class A stockholders—diluted	107,252	74,241
Denominator		
Weighted-average shares of Class A common stock outstanding—basic	17,930,627	17,930,627
Weighted-average effect of dilutive securities(c)	66,172,482	66,172,482
Weighted-average shares of Class A common stock outstanding—diluted	84,103,109	84,103,109
Diluted net income per share	$ 1.28	$ 0.88

_____

(a) We plan to use a portion of the net proceeds from this offering (assuming that the underwriters' option to purchase 1,630,434 additional shares of our Class A common stock is not exercised) to purchase 10,869,565 common units directly from CWGS, LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions and, in turn, CWGS, LLC intends to use the $230.4 million in net proceeds it receives from the sale of common units to Camping World Holdings, Inc. to repay outstanding borrowings under our Term Loan Facility of approximately $200.4 million, and the remainder for general corporate purposes. The following table sets forth the number of

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weighted-average shares of Class A common stock whose proceeds will be used for the purposes mentioned above.

Pay down of the Term Loan Facility	8,715,217
Additional distributions and general corporate expenses	1,304,348
Subtotal	10,019,565
Underwriting discounts and commissions and expenses	850,000
Shares of Class A common stock sold in this offering	10,869,565

(b) The common units of CWGS, LLC held by the Continuing Equity Owners are potentially dilutive securities and the computations of pro forma diluted net income per share assume that all common units of CWGS, LLC were exchanged for shares of Class A common stock at the beginning of the period. This adjustment was made for purposes of calculating pro forma diluted net income per share only and does not necessarily reflect the amount of exchanges that may occur subsequent to this offering.

(c) We expect to grant 1,175,872 stock options and 158,042 restricted stock units to our directors and certain employees in connection with this offering, at an exercise price equal to the initial public offering price. Under the treasury stock method, assuming the stock options were granted at the beginning of the period at an exercise price equal to $23.00 per share (the assumed initial public offering price based on the midpoint of the price range set forth on the cover page of this prospectus).

(7) As described in ''Use of Proceeds,'' we intend to use the net proceeds from this offering (assuming that the underwriters' option to purchase 1,630,434 additional shares of our Class A common stock is not exercised) to purchase 10,869,565 common directly from CWGS, LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discounts and commissions. CWGS, LLC intends to use the $230.4 million in net proceeds it receives from the sale of common units to Camping World Holdings, Inc. to repay $200.4 million of outstanding borrowings under our Term Loan Facility and the remainder for general corporate purposes. Accordingly, pro forma adjustments have been made to reflect a reduction in interest expense of $11.9 million and $5.9 million for the year ended December 31, 2015 and the six months ended June 30, 2016, respectively, computed at weighted-average interest rates of 5.7% and 5.9%, respectively, in each case, as if the outstanding borrowings had been repaid on January 1, 2015, and a $4.8 million loss on debt repayment for the year ended December 31, 2015, comprised of the write off of unamortized original issue discount and finance costs.

Net cash used in investing activities was $46.2 million for the year ended December 31, 2013. The $46.2 million of net cash used in investing activities included $17.5 million for the acquisition of six retail locations, including $13.1 million of inventory, $4.1 million of goodwill and $0.3 million of property and equipment and other assets, in addition to $30.8 million of capital expenditures, $15.9 million for the purchase of real property, and $0.7 million for the purchase of intangible assets, partially offset by proceeds from the sale of real property and property and equipment of $17.2 million and $1.5 million, respectively.

Financing activities. Our financing activities primarily consist of proceeds from the issuance of debt and the repayment of principal and debt issuance costs.

Our net cash used in financing activities was $85.3 million for the six months ended June 30, 2016. The $85.3 million of cash used in financing activities was primarily due to member distributions of $77.7 million, principal payments under the Term Loan Facility of $31.9 million, and other financing uses of $0.9 million, partially offset by $25.2 million of net borrowings under the Floor Plan Facility. During the six months ended June 30, 2016, we also borrowed and repaid $12.0 million under the Revolving Credit Facility.

Our net cash provided by financing activities was $45.4 million for the year ended December 31, 2015. The $45.4 million of cash provided by financing activities was primarily due to borrowings of $148.9 million under the Term Loan Facility and $167.4 million of net borrowings under the Floor Plan Facility, partially offset by member distributions of $228.9 million, principal payments under the Term Loan Facility of $36.6 million, debt issuance costs totaling $3.3 million and other financing uses of $2.1 million.

Our net cash provided by financing activities was $80.4 million for the year ended December 31, 2014. The $80.4 million of cash provided by financing activities was primarily due to borrowings of $116.4 million under the Term Loan Facility and $47.9 million of net borrowings under the Floor Plan Facility, partially offset by member distributions of $60.1 million, principal payments under the Senior Secured Credit Facilities of $18.9 million, debt issuance costs totaling $2.9 million and other financing uses of $2.0 million.

Our net cash provided by financing activities was $48.1 million for the year ended December 31, 2013. The $48.1 million of cash provided by financing activities was primarily due to borrowings of $524.7 million under the Term Loan Facility, $12.5 million of borrowings on the Series B Note due 2018, and $77.0 million of net borrowings under the Floor Plan Facility. The proceeds of the Term Loan Facility, in part, funded the debt issuance costs, redemption of the 11.50% Senior Secured Notes due 2016 in the amount of $372.3 million, the repayment of the $80.0 million Series A Notes due 2018 and the payment-in-kind borrowings on the Series B Note due 2018 in the amount of $114.2 million, the repayment of the existing Revolving Credit Facility in the amount of $11.9 million and the repayment of related party indebtedness of $40.2 million. In addition, member distributions and capital lease payments totaled $26.3 million and $1.2 million, respectively.

Description of Senior Secured Credit Facilities and Floor Plan Facility

On a pro forma basis giving effect to only the Recapitalization, as of June 30, 2016, we had an existing credit agreement that included a $819.6 million term loan (the ''Term Loan Facility'') and $20.0 million of commitments for revolving loans (the ''Revolving Credit Facility'' and, together with the Term Loan Facility, the ''Senior Secured Credit Facilities''). Additionally, we also have up to $1.165 billion in maximum borrowing availability under a floor plan financing facility (the ''Floor Plan Facility'') after giving effect to an amendment to the Floor Plan Facility on July 1, 2016 to, among other things, increase the available amount under the facility from $865.0 million to $1.165 billion, which we use to finance substantially all the new vehicles and, from time to time, used vehicles, we

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purchase for retail sale. On a pro forma basis giving effect to only the Recapitalization, as of June 30, 2016, we had $802.4 million of term loans outstanding under the Senior Secured Credit Facilities, net of $4.9 million of unamortized original issue discount and $12.3 million of finance costs, $0.0 million of revolving borrowings outstanding under the Senior Secured Credit Facilities and $623.6 million of floor plan notes payable outstanding under the Floor Plan Facility, with $16.3 million of additional borrowing capacity under our Revolving Credit Facility and $541.4 million of additional borrowing capacity under our Floor Plan Facility after giving effect to the amendment to the Floor Plan Facility on July 1, 2016. Our Term Loan Facility requires us to make quarterly principal payments of the outstanding principal amount thereof, which totaled $19.9 million and $17.3 million for the six months ended June 30, 2016 and 2015, respectively and $36.6 million, $13.9 million and $0.0 million for the years ended December 31, 2015, 2014 and 2013, respectively. Additionally, we paid total cash interest on our Senior Secured Credit Facilities of $23.1 million and $18.1 million for the six months ended June 30, 2016 and 2015, respectively, and $36.8 million, $30.4 million and $0.0 million for the years ended December 31, 2015, 2014 and 2013, respectively, and we paid total floor plan interest expense on our Floor Plan Facility of $10.2 million and $6.4 million for the six months ended June 30, 2016 and 2015, respectively, and $12.4 million, $10.7 million and $10.0 million for the years ended December 31, 2015, 2014 and 2013, respectively. In addition to interest paid on our Senior Secured Credit Facilities and our Floor Plan Facility, we paid cash interest of $0.5 million and $4.5 million for the six months ended June 30, 2016 and 2015, respectively, and $8.5 million, $13.8 million and $90.9 million for the years ended December 31, 2015, 2014 and 2013, respectively, which in 2013 primarily consisted of $43.6 million of interest on the Enterprise Notes and $37.4 million of interest on the $333.0 million in principal amount of the 11.50% Senior Secured Notes due 2016 that were redeemed in November 2013 with a portion of the proceeds from our Senior Secured Credit Facilities. We may from time to time seek to retire or exchange our outstanding debt. Such repayments or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material. In the past, we have used interest rate swap derivatives to diversify our debt portfolio between fixed and variable rate instruments. For additional information regarding our interest rate risk and interest rate hedging instruments, see ''— Quantitative and Qualitative Disclosures About Market Risk.''

Senior Secured Credit Facilities

On November 20, 2013, CWGS Group, LLC, a wholly-owned subsidiary of CWGS, LLC (the ''Borrower''), and CWGS, LLC (as parent guarantor) entered into a $545.0 million senior secured credit facility with Goldman Sachs Bank USA, as administrative agent and the other lenders party thereto (the ''Senior Secured Credit Facilities''). The Senior Secured Credit Facilities originally consisted of a $525.0 million Term Loan Facility at an original issue discount of $5.25 million or 1.00%, and a $20.0 million Revolving Credit Facility (including a $10.0 million letter of credit sublimit). The Senior Secured Credit Facilities also include a $5.0 million swingline commitment.

On December 1, 2014, we amended the credit agreement governing our Senior Secured Credit Facilities (as amended, the ''First Amendment'') to, among other things, provide for an increase in term loan borrowings to $628.1 million, allow the contribution of the net cash proceeds of the First Amendment to FreedomRoads, LLC (''FreedomRoads''), a subsidiary of Borrower, finance its acquisition of RV dealerships, increase the size of the incremental cap and make certain other changes to the pricing terms, incremental borrowings provision and certain covenants.

On June 2, 2015, we amended the First Amendment (as amended, the ''Second Amendment'') to, among other things, provide for an increase in term loan borrowings to $705.8 million, allow a special distribution of the net cash proceeds of the Second Amendment from the Borrower to CWGS, LLC for a distribution to its members in the amount of $95.0 million, reduce the applicable rate with respect to term loans, increase the initial restricted payment amount, increase the size of the incremental cap and make certain other changes to the pricing terms, incremental borrowings provision and certain covenants.

On December 17, 2015, we amended the Second Amendment (as amended, the ''Third Amendment'') to, among other things, provide for an increase in term loan borrowings to $736.5 million, allow the contribution of the net cash proceeds of the Third Amendment to FreedomRoads, finance its acquisition of RV dealerships, increase the applicable rate with respect to term loans, increase the size of the incremental cap and make certain other changes to the pricing terms, incremental borrowings provision and certain covenants.

On September [21], 2016, we amended the Third Amendment (as amended, the ''Fourth Amendment'' and, together with the credit agreement governing the Senior Secured Credit Facilities, the First Amendment, the Second Amendment and the Third Amendment, the ''Credit Agreement'') to, among other things, permit this offering, provide for an increase in term loan borrowings to $802.4 million, increase the capacity for payments by the Borrower to CWGS, LLC for payment of regular quarterly distributions to its common unit holders, including us, and permit a $75.0 million special distribution of a portion of borrowings under the Fourth Amendment from the Borrower (as defined herein) to CWGS, LLC for a distribution to its members, which was also made on September [21], 2016.

Term loan borrowings under the Senior Secured Credit Facilities, as amended, bear interest at a rate per annum equal to, at our option, either: (a) the London Interbank Offered Rate (''LIBOR'') multiplied by the statutory reserve rate (such product, the ''Adjusted LIBOR Rate''), subject to a 1.00% floor, plus an applicable margin of 4.75%, in the case of Eurocurrency loans or (b) an alternate base rate (determined by reference to the greatest of : (i) the prime rate published by *The Wall Street Journal* (the ''WSJ Prime Rate''), (ii) the federal funds effective rate plus 0.50% and (iii) the one-month Adjusted LIBOR Rate plus 1.00%), subject to a 2.00% floor, plus an applicable margin of 3.75%, in the case of alternate base rate loans.

Revolving borrowings under the Senior Secured Credit Facilities, as amended, bear interest at a rate per annum equal to, at our option, either: (a) the Adjusted LIBOR Rate plus an applicable margin based on the total leverage ratio, as set forth in the table below, in the case of Eurocurrency borrowings or (b) an alternate base rate (determined by reference to the greatest of : (i) the WSJ Prime Rate, (ii) the federal funds effective rate plus 0.50% and (iii) the one-month Adjusted LIBOR Rate plus 1.00%), plus an applicable margin based on the total leverage ratio, as set forth in the table below, in the case of alternate base rate borrowings.

Pricing Level	Total Leverage Ratio	Eurocurrency	Alternate Base Rate
1	≤ 2.50: 1.00	4.25%	3.25%
2	> 2.50: 1.00	4.50%	3.50%

In addition to paying interest on outstanding principal under the Senior Secured Credit Facilities, we are required to pay a commitment fee to the lenders under the Revolving Credit Facility in respect of the unutilized commitments thereunder at a rate of 0.50% per annum. We also pay customary letter of credit and agency fees.

The Term Loan Facility is payable in quarterly payments. Term Loan Facility quarterly payments for 2014 were $3.3 million for each of the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014 and $4.0 million for the quarter ended December 31, 2014. Term Loan Facility quarterly payments for 2015 and 2016 were $8.1 million for the quarter ended March 31, 2015, $9.3 million for the quarters ended June 30, 2015 and September 30, 2015, $10.0 million for the quarters ended December 31, 2015 and March 31, 2016 and $9.9 million for the quarter ended June 30, 2016. Quarterly payments of $11.4 million will be due on the last day of each fiscal quarter going forward. The remaining unpaid principal balance of the Term Loan Facility along with all

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accrued and unpaid interest is due and payable on February 20, 2020. On a pro forma basis giving effect to only the Recapitalization, as of June 30, 2016, we had $802.4 million of term loans outstanding, net of $4.9 million of unamortized original issue discount and $12.3 million of finance costs. The Term Loan Facility also provides for an excess cash flow payment following the end of each fiscal year, such that the Borrower is required to prepay the term loan borrowings in an aggregate amount equal to 50% of excess cash flow for such fiscal year if the total leverage ratio is greater than 2.50 to 1.00. The required percentage of excess cash flow prepayment is reduced to 25% if the total leverage ratio is 2.00 to 1.00 or greater, but less than 2.50 to 1.00, and 0% if the total leverage ratio is less than 2.00 to 1.00. As of December 31, 2015, the Borrower's excess cash flow offer, as defined, was $16.1 million and was presented to the lenders under our Term Loan Facility. The lenders accepted $12.0 million of the prepayment offer and a principal payment in that amount was made on May 9, 2016. There was no excess cash flow required for the year ended December 31, 2014.

The principal amount outstanding of loans under the Revolving Credit Facility becomes due and payable on November 20, 2018. As of June 30, 2016, we had $16.3 million available for borrowing under our Revolving Credit Facility and no outstanding borrowings thereunder. As of June 30, 2016, we had letters of credit in the aggregate amount of $3.7 million outstanding under the Revolving Credit Facility.

The Senior Secured Credit Facilities are collateralized by substantially all of the assets and equity of the Borrower and the subsidiary guarantors and contain financial covenants and certain business covenants, including restrictions on dividend payments that the Borrower, and the subsidiary guarantors must comply with during the term of the agreement. On September [21], 2016, we entered into the Fourth Amendment, which, among other things, provided such covenants will not restrict our ability to consummate the Transactions, including this offering. The Senior Secured Credit Facilities restrict the ability of the Borrower and its subsidiaries to pay distributions or make other restricted payments. The Borrower is generally permitted to pay distributions (1) in an amount not to exceed a specified available amount (as defined in the Credit Agreement, and calculated as the sum of, among other things, $30.0 million, plus net proceeds received by the Borrower in connection with the issuance of, or contribution of cash in respect of, certain existing equity interests, plus, if the total leverage ratio is not greater than 2.75 to 1, cumulative excess cash flow not otherwise applied, minus distributions, prepayments of debt and investments made in reliance of the available amount) as long as (A) after giving pro forma effect to the contemplated distribution, the Borrower would be in compliance with the maximum total leverage ratio covenant (as described below) and (B) no default or event of default has occurred or would result from the contemplated distribution; and (2) upon the consummation of this offering, in an amount up to $30.0 million during any period of four fiscal quarters to provide funds that are used by CWGS, LLC to pay regular quarterly distributions to its common unit holders, including us. In addition, the credit agreement governing the Senior Secured Credit Facilities require the Borrower and its subsidiaries to comply on a quarterly basis with a maximum total leverage ratio, which covenant is only for the benefit of the Revolving Credit Facility. As of June 30, 2016, the maximum total leverage ratio permissible was 3.50 to 1 and we were in compliance with this covenant. This financial maintenance covenant becomes more restrictive over time (stepping down to 3.25 to 1 after September 30, 2016). As of June 30, 2016, the Borrower, CWGS, LLC and the subsidiary guarantors were in compliance with our Senior Secured Credit Facilities. To the extent that we are unable to comply with the maximum total leverage ratio in the future, we would be unable to borrow under the Revolving Credit Facility and may need to seek alternative sources of financing in order to operate and finance our business as we deem appropriate. There is no guarantee that we would be able to incur additional indebtedness on acceptable terms or at all. See "Risk Factors — Risks Related to our Business — Our Senior Secured Credit Facilities and our Floor Plan Facility loans. Letter of credit fees for each of letter of credit are equal to the higher of: (a) 2.25% times the daily amount available to be drawn under such letter of credit; and (b) $2,000 per annum.

In addition to other customary covenants, the credit agreement governing our Floor Plan Facility requires the Floor Plan Borrower and the subsidiary guarantors to comply on a monthly basis with a minimum consolidated current ratio of 1.180 to 1.000 and a minimum fixed charge coverage ratio of 1.250 to 1.000. As of June 30, 2016, the Floor Plan Borrower and the subsidiary guarantors were in compliance with each of these covenants. Such covenants will not restrict our ability to consummate the Transactions, including this offering.

Borrowings under the Floor Plan Facility are guaranteed by FreedomRoads Intermediate Holdco, LLC (the direct parent of the Floor Plan Borrower) and certain subsidiary guarantors (collectively, the ''Guarantors''). These floor plan arrangements grant the administrative agent a first priority security interest in all of the personal property of the Floor Plan Borrower and the Guarantors, the financed RVs and the related sales proceeds.

For more information on our Floor Plan Facility, see ''Description of Certain Indebtedness — Floor Plan Facility.''

Sale/Leaseback Arrangements

We have in the past and may in the future enter into sale-leaseback transactions to finance certain property acquisitions and capital expenditures, pursuant to which we sell property and/or leasehold improvements to third parties and agree to lease those assets back for a certain period of time. Such sales generate proceeds which vary from period to period.

Deferred Revenue and Gains

Deferred revenue and gains consist of our sales for products not yet recognized as revenue at the end of a given period and deferred gains on sale-leaseback and derecognition of right to use asset transactions. Our deferred revenue and deferred gains as of December 31, 2015 were $102.4 million and $13.4 million, respectively. Deferred revenue is expected to be recognized as revenue and deferred gains are expected to be recognized ratably over the lease terms as an offset to rent expense as set forth in the following table:

	2016	2017	2018	2019	2020	Thereafter	Total
			(in thousands)				
Deferred revenue	$63,148	$20,347	$8,565	$4,002	$2,528	$ 3,766	$102,356
Deferred gains	1,146	1,146	1,146	1,146	1,146	7,681	13,411
Total	$64,294	$21,493	$9,711	$5,148	$3,674	$11,447	$115,767

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Impact of Inflation

We believe that inflation over the last three fiscal years has not had a significant impact on our operations; however, we cannot assure you there will be no such effect in the future. Our leases require us to pay taxes, maintenance, repairs, insurance and utilities, all of which are generally subject to inflationary increases. Additionally, the cost of re-modeling acquired retail locations and constructing new retail locations is subject to inflationary increase in the costs of labor and material, which results in higher rent expense on new retail locations. Finally, we finance substantially all of our inventory through various revolving floor plan arrangements with interest rates that vary based on various benchmarks. Such rates have historically increased during periods of increasing inflation.

Interest Rate Risk

Our operating results are subject to risk from interest rate fluctuations on our Senior Secured Credit Facilities and our Floor Plan Facility, which carries variable interest rates. Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Our Senior Secured Credit Facilities includes a Term Loan Facility and a Revolving Credit Facility with advances tied to a borrowing base and which bear interest at variable rates. Additionally, under our Floor Plan Facilities we have the ability to draw on revolving floor plan arrangements, which bear interest at variable rates. Because our Senior Secured Credit Facilities and Floor Plan Facility bear interest at variable rates, we are exposed to market risks relating to changes in interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. On a pro forma basis giving effect to only the Recapitalization, as of June 30, 2016, we had no outstanding borrowings under our Revolving Credit Facility, $802.4 million of variable rate debt outstanding under our Term Loan Facility, net of $4.9 million of unamortized original issue discount and $12.3 million of finance costs, and $623.6 million in outstanding borrowings under our Floor Plan Facility. Based on June 30, 2016 debt levels, an increase or decrease of 1% in the effective interest rate would cause an increase or decrease in interest expense under our Term Loan Facility of $3.3 million and $0.0 million (due to our interest rate floor), respectively, over the next 12 months and an increase or decrease of 1% in the effective rate would cause an increase or decrease in interest under our Floor Plan Facility of approximately $6.2 million over the next 12 months. We do not use derivative financial instruments for speculative or trading purposes, but this does not preclude our adoption of specific hedging strategies in the future.

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extensive experience serving as a director of numerous public and private companies, operating experience as a chief executive officer in the cable television, broadcast and outdoor industries and his experience as a private equity investor with respect to acquisitions, debt financings, equity financings and public market sentiment makes him well-qualified to serve on our board of directors.

K. Dillon Schickli has served on the board of directors of Camping World Holdings, Inc. since its formation and on the board of directors of CWGS, LLC since August 2011. Mr. Schickli previously served on the board of directors of CWGS, LLC from 1990 until 1995 and was chief operating officer of Affinity Group, Inc., the predecessor of Good Sam Enterprises, LLC, from 1993 until 1995. Previously, Mr. Schickli was a co-investor with Crestview in DS Waters Group, Inc. (''DS Waters'') and served as vice-chairman of its board of directors until it was sold to Cott Corporation in December 2014. Prior to that time, Mr. Schickli was the chief executive officer of DS Waters from June 2010 until February 2013 and subsequently led the buyout of the business by Crestview. Mr. Schickli also previously led the buyout of DS Waters from Danone Group & Suntory Ltd. in November 2005 and was also a co-investor in DS Waters with Kelso & Company. Mr. Schickli served as co-chief executive officer and chief financial officer of DS Waters from November 2005 until June 2010, when he became the sole chief executive officer. Mr. Schickli started his business career in the capital planning and acquisitions group of the Pepsi-Cola Company after he received his M.B.A. from the University of Chicago. Mr. Schickli received a B.A. from Carleton College in 1975. Mr. Schickli's long association with, and knowledge of, the Company, extensive experience serving as a director of other businesses, operating experience as a chief executive officer and his experience as a private equity investor with respect to acquisitions, debt financings, equity and financings makes him well-qualified to serve on our board of directors.

Composition of our Board of Directors

Our board of directors currently consists of six directors. Our amended and restated certificate of incorporation and bylaws will provide that our board of directors may consist of up to nine directors, and that our board of directors will be divided into three classes, as nearly equal in number as possible, with the directors in each class serving for a three-year term, and one class being elected each year by our stockholders.

When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person's background and experience as reflected in the information discussed in each of the directors' individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Prior to the consummation of this offering, ML Acquisition, who immediately following the consummation of this offering will hold 36,056,540 shares of Class B common stock representing 47% of the combined voting power of our total outstanding common stock, ML RV Group, who immediately following the consummation of this offering will hold one share of Class C common stock representing 5% of the combined voting power of our total outstanding common stock, CVRV Acquisition II LLC, who immediately following the consummation of this offering will hold 7,061,062 shares of Class A common stock, CVRV Acquisition LLC, who immediately following the consummation of this offering will hold 25,936,883 shares of Class B common stock, which combined represents 36.1% of the combined voting power of our total outstanding common stock, and funds controlled by Crestview Partners II GP, L.P. will enter into the Voting Agreement with us, pursuant to which, each of ML Acquisition and ML RV Group will agree to vote, or cause to vote, all of their outstanding shares of their Class B common stock and Class C common stock so as to cause the election of the Crestview Directors at any annual or special meeting of stockholders in

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EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

In this Compensation Discussion and Analysis, we address our philosophy, programs and processes related to the compensation paid or awarded for the fiscal year ended December 31, 2015 to our named executive officers listed in the Summary Compensation Table that follows this discussion. Where relevant, the discussion below also reflects certain contemplated changes to our compensation structure that would be implemented in connection with, and contingent upon, the completion of this offering. References to ''2015'' in this Executive Compensation section mean ''fiscal year ended December 31, 2015'' unless the language specifically indicates otherwise.

Our named executive officers for 2015, which consist of our principal executive officer, our principal financial officer and our three other most highly compensated executive officers for 2015 are:

- Marcus A. Lemonis, who serves as Chairman and Chief Executive Officer and is our principal executive officer;

- Thomas F. Wolfe, who serves as Executive Vice President, Chief Financial Officer and Secretary and is our principal financial officer;

- Roger L. Nuttall, who serves as President of Camping World;

- Brent L. Moody, who serves as Chief Operating and Legal Officer; and

- Mark J. Boggess, who serves as President, Good Sam.

As noted above, the Compensation Discussion and Analysis section describes our historical executive compensation program for our named executive officers in 2015. In connection with this offering, we intend to adopt compensation plans that are intended to comply with laws applicable to public companies and we expect that, after our initial public offering, our compensation committee will set policies that may be different from the policies that applied to our executive officers before our public offering, including complying with laws that are applicable to public companies.

In addition, in anticipation of our initial public offering we have entered into new employment agreements with each of Messrs. Lemonis, Wolfe, Nuttall and Moody. The new employment agreements for Messrs. Wolfe, Nuttall and Moody update the existing agreements to include provisions appropriate for public companies but do not make any material changes to these executives' compensation since the end of 2015.

Mr. Lemonis' new employment agreement, by contrast, does contain material changes to his compensation. In particular, due to his significant ownership interest, Mr. Lemonis has elected not to receive any base salary, bonus or equity compensation, effective upon the completion of this offering. Mr. Lemonis' new employment agreement thus provides that during its term Mr. Lemonis will not be paid any base salary or receive any incentive compensation. Mr. Lemonis has also agreed that he will not be eligible for any cash severance payments under his new employment agreement.

2015 Compensation

We operate the largest national RV retail network in the United States and we believe we provide the industry's broadest and deepest range of services, protection plans, products and resources. We strive to retain this position in our industry and our primary objective is to achieve consistent growth. Since 2011 through the year ended December 31, 2015, our experienced management team has increased total revenue from $1,538.5 million to $3,333.3 million, increased Adjusted EBITDA from $101.8 million to $253.7 million and increased net income from $5.4 million to $178.5 million. In 2015, our named executive officers were compensated in a manner reflecting our increased growth.

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Compensation Philosophy, Objectives and Rewards

Our executive compensation program has been designed to motivate, reward, attract and retain high caliber management deemed essential to ensure, and capitalize on, our success. The program seeks to tightly align executive compensation with our short- and long-term business objectives, business strategy and company-wide financial performance. Our compensation program is designed to achieve the following objectives:

- Providing competitive and attractive pay plans that reflect the respective positions, duties and responsibilities;
- Incentivizing contributions to the continued growth and development of our business;
- Rewarding the success, growth and performance of our entire business rather than individual segments;
- Tying performance of segmented business together and encouraging collaboration to enhance value of the full enterprise; and
- Retaining executive officers and compensating their short and long-term contributions.

In connection with this offering, we intend to formalize our post-offering compensation philosophy and implement compensation arrangements that reflect that philosophy. We expect our compensation philosophy to reflect the following general principles:

- **Attract and retain talent** — The total compensation package is designed to attract, retain and motivate highly qualified executives capable of leading us to greater performance. Base salary and annual incentives provide a competitive annual total cash compensation opportunity in the short term and equity incentives provide a competitive opportunity over the long term.
- **Supportive of our mission and values** — Compensation supports our mission to integrate and grow the company as a unified single enterprise. We inherently believe that we are most successful when we collaborate for the benefit of the overall business.
- **Aligned with stockholder interests** — The interests of executives should align with the interests of our stockholders by tying their incentives to performance measures that correlate well with the creation of stockholder value.
- **Balanced** — Compensation plan designs promote a balance between annual and long-term business results. While we believe the creation of stockholder value long term is extremely important, we also believe that the achievement of our annual goals is the best way to contribute to our sustainable, long-term success.

Determination of Compensation

Historically, the compensation of our Chief Executive Officer has been set by our board of directors and the compensation of our other executive officers has been set by our Chief Executive Officer. In anticipation of becoming a public company, our board of directors will adopt a written charter for the compensation committee that establishes, among other things, the compensation committee's purpose and its responsibilities with respect to executive compensation. The charter of the compensation committee will provide that the compensation committee shall, among other things, assist the board of directors in its oversight of executive compensation, management development and succession, director compensation and related compensation disclosures.

We did not retain a compensation consultant to provide services in respect of executive compensation in 2015 but in 2016 we engaged Meridian Compensation Partners, LLC to provide executive compensation consulting services to us.

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Elements of Our Executive Compensation Program

Historically, and through 2015, our executive compensation program consisted of the following elements: base salary, cash-based incentive compensation, equity-based compensation, severance and other benefits potentially payable upon termination of employment or change in control, health, welfare and retirement benefits and perquisites; each established as part of our program in order to achieve the compensation objective outlined below with respect to each element.

We do not currently have, and following the offering we do not expect to have, formal policies relating to the allocation of total compensation among the various elements of our compensation program.

Base Salaries

Historically, including in 2015, the base salaries of our named executive officers have been an important part of their total compensation package, and have been intended to reflect their respective positions, duties and responsibilities. Base salary is a visible and stable fixed component of our compensation program. Although the compensation committee believes that a substantial portion of each executive officer's total compensation should be performance-based, the compensation committee also recognizes the importance of setting base salaries at levels that will attract, retain and motivate top talent. In setting annual base salary levels, the compensation committee takes into account competitive considerations, individual performance, time in position, and internal pay equity. On a prospective basis, we intend to continue to evaluate the mix of base salary, short-term incentive compensation and long-term incentive compensation to appropriately align the interests of our named executive officers with those of our stockholders. There was no increase to base salaries of our named executive officers for 2015 from the base salaries provided in fiscal year 2014. As of the end of 2015, our named executive officers were entitled to the base salaries noted below:

Named Executive Officer	2015 Base Salary
Marcus A. Lemonis	$1,500,000
Thomas F. Wolfe	$ 250,000
Roger L. Nuttall	$ 250,000
Brent L. Moody	$ 250,000
Mark J. Boggess	$ 240,000

Pursuant to the terms of his new employment agreement, Mr. Lemonis has elected not to receive any base salary, effective upon the completion of this offering. The base salaries of our other named executive officers will remain at the levels noted above.

Cash-Based Incentive Compensation

We consider annual cash incentive bonuses to be an important component of our compensation program. We consider annual cash incentive bonuses to be performance-based compensation. Historically, including in 2015, our named executive officers were entitled to annual incentive compensation payments based on the Company's achievement of certain financial performance measures (namely, the combined results of the Company and FreedomRoads, or Combined Annual EBITDA (as defined below in section entitled ''— Narrative to the Summary Compensation Table and Grants of Plan-Based Awards Table — Summary of Executive Compensation Arrangements — Annual Incentive Compensation''), with such amounts of incentive compensation equal to the following percentages of the applicable Combined Annual EBITDA performance target as set forth in their respective employment agreements (other than for Mr. Moody, whose bonus performance target percentage was increased beyond that provided in his employment agreement in recognition of his successful leadership driving the Company's recent and ongoing acquisition activity):

Named Executive Officer	Bonus Percentage
Marcus A. Lemonis	1.75%
Thomas F. Wolfe	0.175%
Roger L. Nuttall	0.70%
Brent L. Moody	0.32%
Mark J. Boggess	0.10%

The actual annual cash bonuses awarded to each named executive officer for 2015 performance, in addition to the one-time $250,000 bonus awarded to Mr. Wolfe upon execution of his amended employment agreement, are set forth below in the Summary Compensation Table in the column entitled ''Non-Equity Incentive Plan Compensation'' and described below in the section entitled ''— Summary of Executive Compensation Arrangements — Employment Agreements.''

Pursuant to the terms of his new employment agreement, Mr. Lemonis has elected not to receive any incentive compensation, effective upon the completion of this offering. The bonuses and bonus percentages applicable for our other named executive officers are described below under ''— Narrative Disclosure to the Summary Compensation Table and Grants of Plan-Based Awards Table — Compensation Programs To Be Adopted In Connection With This Offering — New Employment Agreements.''

In connection with this offering, we intend to adopt a 2016 Senior Executive Bonus Plan (the ''Executive Bonus Plan'') pursuant to which certain key executives will be eligible to receive bonus payments. We expect that the Executive Bonus Plan will be effective on the date on which it is adopted by our board of directors, subject to approval of such plan by our stockholders. For additional information about the Executive Bonus Plan, please see the section entitled ''—Compensation Programs To Be Adopted In Connection With This Offering — 2016 Senior Executive Bonus Plan'' below.

Equity-Based Compensation

We view equity-based compensation as a critical component of our balanced total compensation program. Equity-based compensation creates an ownership culture among our employees that provides an incentive to contribute to the continued growth and development of our business and aligns interest of executives with those of our stockholders. We have historically granted profits units awards.

In 2015, each of Messrs. Lemonis, Wolfe, Moody and Boggess was granted 123.25, 50, 285 and 350 profits units in CWGS, LLC, respectively, as set forth below. The amount of each named executive officer's individual award was approved by the Board based upon the recommendation of Mr. Lemonis, taking into account qualitative factors, including the individual NEO's tenure, salary, position and overall contributions. No quantitative factors were used in the determination. The profits units vest annually on a pro rata basis over four years from the applicable vesting commencement date (with the exception of Mr. Lemonis for whom 1/3 vested on the date of grant and the remainder vest annually over four years from the applicable vesting commencement date), subject to acceleration upon the occurrence of a qualified initial public offering, an exit event (as defined in the limited liability company agreement for CWGS, LLC in effect prior to the Transactions (the ''Existing LLC Agreement'') or a liquidation event (as described in the Existing LLC Agreement). The vesting of each of Messrs. Lemonis, Wolfe, Moody and Boggess' 2015 profits units will accelerate in connection with this offering.

The following table sets forth the profits units granted to our named executive officers in 2015.

Named Executive Officer	2015 Profits Units Granted
Marcus A. Lemonis	123.25
Thomas F. Wolfe	50
Roger L. Nuttall	—
Brent L. Moody	285
Mark J. Boggess	350

2016 Incentive Award Plan. We intend to adopt a 2016 Incentive Award Plan, referred to herein as the 2016 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the 2016 Plan will be effective on the date on which it is adopted by our board of directors, subject to approval of such plan by our stockholders. For additional information about the 2016 Plan, please see the section titled ''— Compensation Programs To Be Adopted In Connection With This Offering — 2016 Incentive Award Plan'' below.

In connection with this offering, Mr. Lemonis has elected not to receive any equity grants. We intend to grant stock options and restricted stock units to each of our other named executive officers under the 2016 Plan in connection with this offering.

Perquisites and Other Benefits

Certain of our named executive officers are provided with perquisites to aid in the performance of their respective duties and to provide competitive compensation with executives with similar positions and levels of responsibilities. In 2015, each of Messrs. Lemonis, Nuttall and Moody were provided a company-owned car and CWGS, LLC insured the car, paid all registration, license, taxes and other fees on the car, reimbursed such named executive officer for all maintenance costs on the car and provided each such named executive officer gross up payments to cover the taxes on income imputed for personal use of the company-owned car. For additional information about the perquisites provided to our named executive officers, please see the ''All Other Compensation'' column of the Summary Compensation Table, and ''Narrative to the Summary Compensation Table — Other Compensation Arrangements — Employee Benefits and Perquisites'' below.

Health and Welfare Benefits

Our benefit programs are established based upon an assessment of competitive market factors and a determination of what is needed to attract, retain and motivate high caliber executives. Our full-time employees, including our named executive officers, are eligible to participate in our general health and welfare plans, including:

- medical, dental and vision benefits;
- medical and dependent care flexible spending accounts;
- short-term and long-term disability insurance; and
- life insurance.

We believe the general benefits described above are necessary and appropriate to provide a competitive compensation package to our named executive officers. We do not provide any additional special benefits arrangements for our executive officers.

Camping World Holdings, Inc. S-1 **Proj: P7993NYC16 Job: 16ZAX19301 (16-7993-1)**
REDLINED **Page Dim: 8.250″ X 10.750″ Copy Dim: 38. X 54.3 File: DW19301A.;36 v6.8**

COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

2015 Summary Compensation Table

The following table contains information about the compensation earned by each of our named executive officers during our most recently completed fiscal year ended December 31, 2015.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Profits Units Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)[2]	Total ($)
Marcus A. Lemonis .... *Chairman and Chief Executive Officer*	2015	1,500,000		39,067	3,298,405	155,513	4,992,985
Thomas F. Wolfe[3] .... *Executive Vice President and Chief Financial Officer*	2015	262,603	250,000[4]	15,849	457,847	—	986,299
Roger L. Nuttall .... *President, Camping World; Former Chief Financial Officer of FreedomRoads*	2015	250,000	—	—	1,776,026	87,458	2,113,484
Brent L. Moody .... *Chief Operating and Legal Officer; Former Executive Vice President and Chief Administrative and Legal Officer*	2015	250,000	—	90,337	811,898	43,789	1,196,024
Mark J. Boggess .... *President, Good Sam*	2015	240,000	—	110,940	253,718	—	604,658

[1] Amounts reflect the grant date fair value of profits units granted during 2015 computed in accordance with FASB ASC Topic 718, rather than the amounts paid to or realized by the named individual. The assumptions used in determining the amounts in this column are set forth in Note 18, Equity Compensation, to our consolidated financial statements for 2015. For information regarding the number of profits units awarded in 2015, see the ''— Grants of Plan-Based Awards Table'' below.

[2] Amounts in this column include the following for 2015:

Name	All Other Compensation		
	Personal Use of Company Car ($)	Tax Gross-Up Payments ($)	Total ($)
Marcus A. Lemonis	84,444	71,069	155,513
Roger L. Nuttall	47,490	39,968	87,458
Brent L. Moody	30,171	13,618	43,789

[3] Amounts reflect compensation received pursuant to the terms of Mr. Wolfe's original employment agreement as well as Mr. Wolfe's amended employment agreement entered into on February 16, 2015, at which point Mr. Wolfe's annual base salary was set at $250,000 and his annual bonus target percentage was set at 0.175% of Combined Annual EBITDA.

[4] Amount reflects a one-time bonus awarded to Mr. Wolfe upon the execution of his amended employment agreement.

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90% of the estimated Combined Annual EBITDA, Mr. Lemonis was entitled to 20% of his Target Bonus and was eligible to earn an additional 20% of his Target Bonus for each additional 2.5% of estimated Combined Annual EBITDA attained up to 102.5%. For achievement of each additional 2.5% of estimated Combined Annual EBITDA above 102.5% and less than 110%, Mr. Lemonis was entitled to earn an additional 10% of his Target Bonus. For achievement in 2015 above 110% of estimated Combined Annual EBITDA, Mr. Lemonis was entitled to receive a bonus at the discretion of the compensation committee.

For 2015, monthly draws were paid based on an estimated Combined Annual EBITDA of $218.5 million. The final Combined Annual EBITDA for 2015 was $253.718 million. As a result, each of Messrs. Wolfe, Nuttall, Moody and Boggess received payouts based on their respective bonus percentages (pro-rated for Mr. Wolfe for the portion of the year for which he was employed pursuant to his original and amended employment agreements) equal to $457,847, $1,776,026, $811,898 and $253,718, respectively. Because we achieved more than 110% of the estimated Combined Annual EBITDA, Mr. Lemonis was eligible to receive a bonus payout at the discretion of the compensation committee. The compensation committee determined to provide Mr. Lemonis a bonus payout of approximately 142% of his Target Bonus, or $3,298,405.

Other Benefits

Pursuant to their respective employment agreements in effect during 2015, each of our named executive officers are entitled to reimbursement of all reasonable business expenses incurred, including reimbursement of mobile phone expenses.

In addition, during 2015, each of Messrs. Lemonis, Nuttall and Moody was also provided a company-owned vehicle suitable for his respective business and personal use and we also directly paid the sales tax, insurance and any license fees or tags for such vehicles on behalf of each such named executive officer. During 2015, each of Messrs. Lemonis, Nuttall and Moody received gross-up payments for the income taxes associated with the company-provided vehicle and associated costs.

Restrictive Covenants

Pursuant to their respective employment agreements in effect during 2015, each of Messrs. Lemonis, Wolfe, Moody, Nuttall and Boggess were subject to non-competition restrictions after termination of their respective employment for a period of 18-months, 18-months, 24-months, 24-months and 24-months, respectively. All such agreements restricted competition by the named executive officers within the continental United States (with the exception that, for any termination of either Mr. Moody or Mr. Nuttall without cause (as defined in his respective employment agreement) or by Mr. Moody or Mr. Nuttall due to a material default of his respective employment agreement (that remains uncured for 10 days), the competition restrictions extend to any site located within one hundred (100) miles of any location where the Company or its affiliates sells, repairs or services recreational vehicles or parts and accessories during his term of employment or the applicable 24-month non-compete period).

Further, Mr. Lemonis was subject to non-solicitation of customers and clients as well as non-solicitation of former employees for an 18-month period after termination of employment and each of Messrs. Wolfe, Moody and Nuttall were subject to non-solicitation of employees or consultants for a 12-month period after termination of employment. In addition, Mr. Lemonis' employment agreement also contained confidentiality and non-disparagement provisions.

officers' personal income taxes that may pertain to the compensation or other perquisites paid or provided by our company.

Outstanding Equity Awards at Fiscal Year-End Table

The following table summarizes the number of common units underlying outstanding profits units awards for each named executive officer as of December 31, 2015.

Name	Profits Units Awards[1]	
	Number of Profits Units That Have Not Vested (#)	Market Value of Profits Units That Have Not Vested ($)[2]
Marcus A. Lemonis	61.625[3]	19,533
Thomas F. Wolfe	37.5[4]	11,886
Roger L. Nuttall	200[5]	378,763
Brent L. Moody	100[5]	189,382
	213.75[4]	67,753
Mark J. Boggess	262.5[4]	83,205

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[1] In connection with this offering, the outstanding profits units, including those held by Messrs. Lemonis, Wolfe, Nuttall, Moody and Boggess, will accelerate and vest by their terms. In connection with the Transactions, these profit units will be converted into 26,371 common units, 16,047 common units, 85,584 common units, 134,260 common units and 112,329 common units, respectively.

[2] There is no public market for the profits units. For purposes of this disclosure, we have valued the profits units using a third-party valuation of the value per share of profit unit as of January 1, 2015. The third-party valuation identifies the value per share of profit unit granted in 2015 as $316.97 and the value per share of profit unit granted prior to 2015 as $1,893.82.

[3] One-third of the profits units granted became eligible to vest on the date of grant and the remaining two-thirds of the profits units granted vest in four equal installments on each of the first four anniversaries of September 30, 2014, such that of the remaining profits units, 25% vested on September 30, 2015, and 25% will vest on each of September 30, 2016, September 30, 2017 and September 30, 2018, subject to acceleration upon the earlier of a qualified initial public offering (including this offering), an exit event or a liquidation of the Company.

[4] Twenty-five percent (25%) of the profits units granted become eligible to vest in equal installments on each of the first four anniversaries of September 30, 2014, subject to acceleration upon the earlier of a qualified initial public offering, an exit event or a liquidation of the Company.

[5] Twenty-five percent (25%) of the profits units granted become eligible to vest in equal installments on each of the first four anniversaries of May 7, 2013, subject to acceleration upon the earlier of a qualified initial public offering, an exit event or a liquidation of the Company.

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Profits Units Awards Vested in 2015

	Profits Units Awards	
	---	---
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Marcus A. Lemonis	2,257.63	4,178,351
Thomas F. Wolfe	162.5	288,034
Roger L. Nuttall	250	473,454
Brent L. Moody	321.25	496,038
Mark J. Boggess	87.5	27,735

[1] Amounts represent the aggregate dollar amount realized upon vesting, calculated based upon a third-party valuation of the value per share of profit unit as of January 1, 2015. The third-party valuation identifies the value per share of profit unit granted in 2015 as $316.97 and the value per share of profit unit granted prior to 2015 as $1,893.82.

Pension Benefits and Non-Qualified Deferred Compensation

We do not sponsor nor maintain, and our named executive officers do not currently participate in, any tax-qualified defined benefit or supplemental executive retirement plans. Our named executive officers participate in our tax-qualified 401(k) retirement savings plan, pursuant to which we have the ability to make matching and profit-sharing contributions on a discretionary basis to eligible participants. Employees and named executive officers are immediately vested in their contributions. We provide discretionary matching contributions to only those employees earning less than $150,000 annual base salary. We do not provide discretionary matching contributions to any of our named executive officers.

Potential Payments Upon Termination or Change in Control

In this section, we describe payments that may be made to our named executive officers upon several events of termination, assuming the termination event occurred on the last day of 2015 (except as otherwise noted).

We intend to approve and implement a compensation program for our non-employee directors that consists of annual retainer fees and long-term equity awards. The program is expected to provide each non-employee director an annual cash retainer for his or her services in an amount equal to $70,000, a cash retainer fee for his or her service as a member of a committee in an amount equal to $5,000 per committee, and an additional cash retainer fee for his or her service as a chair of the audit, compensation or nominating and governance committee in an amount equal to $20,000, $15,000 or $10,000, respectively.

In addition, on the date the shares subject to this offering are priced, we intend to grant each non-employee director who, as of the date of this offering, is serving on the board of directors and is expected to continue his or her service following this offering, restricted stock units with a grant date fair value of $105,000. Pursuant to the terms of the non-employee director compensation policy, commencing with fiscal 2017, we intend for each non-employee director to receive an annual grant of restricted stock units with a grant date fair value of $105,000.

The terms of each award described above will be set forth in a written award agreement between the applicable non-employee director and us, which will generally provide for vesting in equal installments on each of the first three anniversaries of the grant date, subject to continued service as a director and subject to acceleration upon a change in control or failure to be re-elected to the board. In addition to the non-employee director compensation policy, in connection with this offering, we intend to adopt a director stock ownership policy encouraging non-employee directors to hold shares of our Class A common stock with a value equal to at least five times the value of his or her annual cash retainer fee.

Equity Compensation Plan Information

The following table presents information as of December 31, 2015 regarding equity compensation plans applicable to our employees.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders[1]	15,556	—	0
Total	15,556	—	0

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[1] In 2012, our board of directors adopted the CWGS Enterprises, LLC Equity Incentive Plan (the ''CWGS LLC Plan''). The CWGS LLC Plan was not approved by the members of CWGS Enterprises, LLC. The CWGS LLC Plan provides for the award of profits units to employees and directors, with a maximum of 15,556 profits units reserved for issuance thereunder. As of December 31, 2015, all profits units were outstanding as a result of grants made under the CWGS LLC Plan. In connection with this offering, all unvested profits units awarded under the CWGS LLC Plan will fully vest and convert into common units of CWGS, LLC, which will then be exchangeable for shares of our Class A common stock on a one-to-one basis.

Compensation Programs To Be Adopted In Connection With This Offering

2016 Incentive Award Plan

In connection with this offering, we intend to adopt the Camping World Holdings, Inc. 2016 Incentive Award Plan, or the 2016 Plan, subject to approval by our stockholders, under which we may grant cash and equity-based incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2016 Plan, as it is currently contemplated, are summarized below.

Eligibility and Administration.   Our employees, consultants and directors, and employees, consultants and directors of our subsidiaries will be eligible to receive awards under the 2016 Plan. Following our initial public offering, the 2016 Plan will be administered by our board of directors and compensation committee, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 16 of the Exchange Act, stock exchange rules and other laws, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2016 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2016 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available.   An aggregate of 14,606,329 shares of our common stock will initially be available for issuance under awards granted pursuant to the 2016 Plan, including pursuant to 1,175,872 stock options and 158,042 restricted stock units granted to certain of our directors and certain of our employees in connection with this offering. Shares issued under the 2016 Plan may be authorized but unissued shares, shares purchased in the open market or treasury shares.

If an award under the 2016 Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2016 Plan. However, the following shares may not be used again for grants under the Plan: (1) shares tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an option or stock appreciation right, or ''SAR;'' (2) shares subject to an SAR that are not issued in connection with the stock settlement of the SAR on its exercise; and (3) shares purchased on the open market with the cash proceeds from the exercise of options.

Awards granted under the 2016 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2016 Plan. The maximum number of shares of our common stock that may be subject to one or more awards granted to any person pursuant to the 2016 Plan during any calendar year will be 4,868,776 and the maximum amount that may be paid in cash under an award pursuant to the 2016 Plan to any one participant during any calendar year period will be $5,000,000. Further, the sum of the grant date fair value of equity-based awards and the amount of any cash-based awards granted to any non-employee director during any calendar year will not exceed $500,000.

⊥

Awards. The 2016 Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, restricted stock units, or RSUs, stock appreciation rights, or SARs, and other stock or cash based awards. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the 2016 Plan. Certain awards under the 2016 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Internal Revenue Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2016 Plan will be set forth in award agreements, which will detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

- *Stock Options.* Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Internal Revenue Code are satisfied. The exercise price of a stock option generally will not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

- *SARs.* SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR will generally not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction), and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

- *Restricted Stock and RSUs.* Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met, and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

- *Other Stock or Cash Based Awards.* Other stock or cash based awards are awards cash payments, cash-bonus awards, stock payments, stock bonus awards, performance awards or incentive awards paid in cash, shares of our Class A common stock or a combination of both, and include deferred stock, deferred stock units, retainers, committee fees and meeting-based fees. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator

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will determine the terms and conditions of other stock or cash based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

- *Dividend Equivalents.* Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our Class A common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates occurring during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator. Dividend equivalents may not be paid on awards granted under the 2016 Plan subject to performance based vesting unless and until such awards have vested.

- *Performance Awards.* Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the plan administrator may include but are not limited to: net earnings or losses (either before or after one or more of interest, taxes, depreciation, and amortization; gross or net sales or revenue; revenue growth or product revenue growth; net income (either before or after taxes) or adjusted net income; operating earnings or profit (either before or after taxes); profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow; return on assets or net assets; return on capital and cost of capital; return on stockholders' equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; funds or funds available for distributions; expenses; working capital; earnings or loss per share; adjusted earnings per share; price per share (or appreciation in or maintenance of such price); regulatory achievements or compliance; implementation, completion or attainment of critical projects or processes; sales or market share; economic value or economic value added models; licensing revenue; brand recognition/acceptance; inventory turns or cycle time and supply chain achievements (including, without limitation, with establishing relationships with manufacturers or suppliers of component materials and manufacturers of the Company's products); strategic initiatives (including, without limitation, with respect to market penetration, geographic business expansion, manufacturing, commercialization, production and productivity, customer satisfaction and growth, employee satisfaction, recruitment and maintenance of personnel, human resources management, supervision of litigation and other legal matters, information technology, strategic partnerships and transactions (including acquisitions, dispositions, joint ventures, in-licensing and out-licensing of intellectual property and establishment of relationships with commercial entities with respect to marketing, distribution and sale of Company products, and factoring transactions, research and development and related activity, and financial or other capital raising transactions); new or existing store results and operations and new store openings; and financial ratios (including those measuring liquidity, activity, profitability or leverage); any of which may be measured in absolute terms or as compared to any incremental increase or decrease, peer group results, or market performance indicators or indices.

Certain Transactions. The plan administrator has broad discretion to take action under the 2016 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as ''equity restructurings,'' the plan administrator will make equitable adjustments to the 2016 Plan and outstanding awards. In the event of a change in control of our company (as defined in the 2016 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards may become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change in control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Adjustments, Claw-Back Provisions, Transferability and Participant Payments. The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2016 Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2016 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a promissory note, a ''market sell order'' or such other consideration as it deems suitable.

Plan Amendment and Termination. Our board of directors may amend awards or amend or terminate the 2016 Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2016 Plan, may materially and adversely affect an award outstanding under the 2016 Plan without the consent of the affected participant. Our board of directors is required to obtain stockholder approval of any amendment to the 2016 Plan to the extent necessary to comply with applicable laws. The 2016 Plan will remain in effect until the tenth anniversary of its effective date, unless earlier terminated by our board of directors.

New Equity Awards

In connection with this offering, we intend to grant stock options with respect to 1,175,872 shares of Class A common stock under the 2016 Plan to certain of our employees, including our named executive officers and restricted stock units with respect to 158,042 shares of Class A common stock under the 2016 Plan to certain of our employees, including our named executive officers, and directors (the stock options and restricted stock units together, the ''offering grants''). The offering grants are expected to vest ratably over four years for employees, subject to continued employment and ratably over three years for directors, subject to continued board service.

Executive Stock Ownership Guidelines

In connection with this offering, we intend to adopt an executive stock ownership policy encouraging (a) our named executive officers other than Mr. Lemonis to hold, directly or indirectly, shares of our Class A common stock and/or interests in CWGS, LLC with a value equal to at least three times the value of the executive's annual base salary and (b) Mr. Lemonis to hold, directly or indirectly, shares of our Class A common stock and/or interests in CWGS, LLC with a value equal to $5,000,000.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock, Class B common stock and Class C common stock (i) immediately following the consummation of the Transactions, as described in ''Our Organizational Structure'' and (ii) as adjusted to give effect to this offering, for:

- each person known by us to beneficially own more than 5% of our Class A common stock, our Class B common stock or our Class C common stock;

- each of our directors;

- each of our named executive officers; and

- all of our executive officers and directors as a group.

As described in ''Our Organizational Structure'' and ''Certain Relationships and Related Party Transactions,'' each common unit (other than common units held by us) is redeemable from time to time at each of their options for, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE) who are disinterested), newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each common unit redeemed, in each case in accordance with the terms of the CWGS LLC Agreement; provided that, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE) who are disinterested), we may effect a direct exchange of such Class A common stock or such cash, as applicable, for such common units. The Continuing Equity Owners may exercise such redemption right for as long as their common units remain outstanding. See ''Certain Relationships and Related Party Transactions — CWGS LLC Agreement.'' In connection with this offering, we will issue to each Continuing Equity Owner (other than the Former Profit Unit Holders) for nominal consideration one share of Class B common stock for each common unit of CWGS, LLC it owns. As a result, the number of shares of Class B common stock listed in the table below correlates to the number of common units of CWGS, LLC each such Continuing Equity Owner (other than the Former Profit Unit Holders) will own immediately after this offering. In addition, in connection with this offering, we will issue to ML RV Group for nominal consideration one share of Class C common stock. Although the number of shares of Class A common stock being offered hereby to the public and the total number of CWGS, LLC common units outstanding after the offering will remain fixed regardless of the initial public offering price in this offering, the shares of Class B common stock held by the beneficial owners set forth in the table below after the consummation of the Transactions will vary, depending on the initial public offering price in this offering. The table below assumes the shares of Class A common stock are offered at $23.00 per share (the midpoint of the price range listed on the cover page of this prospectus). See ''The Offering.''

The number of shares beneficially owned by each stockholder as described in this prospectus is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, or other rights, including the redemption right described above with respect to each common unit, held by such person that are currently exercisable or will become exercisable within 60 days of the date of this prospectus, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the address of all listed stockholders is 250 Parkway Drive, Suite 270, Lincolnshire, IL 60069. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

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Name of Beneficial Owner	Class A Common Stock Beneficially Owned[(1)]						Class B Common Stock Beneficially Owned						Class C Common Stock Beneficially Owned						Combined Voting Power[(2)]	
	After Giving Effect to the Transaction and Before this Offering		After Giving Effect to the Transaction and After this Offering (No Exercise of Option)		After Giving Effect to the Transaction and After this Offering (With Full Exercise of Option)		After Giving Effect to the Transaction and Before this Offering		After Giving Effect to the Transaction and After this Offering (No Exercise of Option)		After Giving Effect to the Transaction and After this Offering (With Full Exercise of Option)		After Giving Effect to the Transaction and Before this Offering		After Giving Effect to the Transaction and After this Offering (No Exercise of Option)		After Giving Effect to the Transaction and After this Offering (With Full Exercise of Option)		After Giving Effect to the Transaction and After this Offering (No Exercise of Option)	After Giving Effect to the Transaction and After this Offering (With Full Exercise of Option)
	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%		
5% Stockholders:																				
CWGS Holding, LLC[(3)]	36,056,540	83.6%	36,056,540	66.8%	36,056,540	64.8%	36,056,540	58.2%	36,056,540	58.2%	36,056,540	58.2%	—	—	—	—	—	—	47.0%	47.0%
ML RV Group, LLC	—	—	—	—	—	—	—	—	—	—	—	—	1	100%	1	100%	1	100%	5.0%	5.0%
Crestview Partners II GP, L.P.[(4)]	32,997,945	100%	32,997,945	64.8%	32,997,945	62.8%	25,936,883	41.8%	25,936,883	41.8%	25,936,883	41.8%	—	—	—	—	—	—	36.1%	34.8%
Named Executive Officers and Directors:																				
Marcus A. Lemonis[(5)]	36,056,540	83.6%	36,056,540	66.8%	36,056,540	64.8%	36,056,540	58.2%	36,056,540	58.2%	36,056,540	58.2%	1	100%	1	100%	1	100%	52.0%	52.0%
Thomas F. Wolfe[(6)]	278,149	3.8%	278,149	1.5%	278,149	1.4%	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Brent L. Moody[(6)]	549,880	7.2%	549,880	3.6%	549,880	2.4%	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Roger Nuttall[(6)]	427,922	5.7%	427,922	2.3%	427,922	2.1%	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mark J. Boggess[(6)]	149,773	2.1	149,773	*	149,773	*	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Stephen Adams[(6)]	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Andris A. Baltins[(6)]	320,941	4.3%	320,941	1.8%	320,941	1.6%	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Brian P. Cassidy[(6)]	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Jeffrey A. Marcus[(6)]	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
K. Dillon Schickli[(6)]	85,584	1.2%	85,584	*	85,584	*	—	—	—	—	—	—	—	—	—	—	—	—	—	—
All executive officers and directors as a group (10 individuals)	37,868,789	84.3%	37,868,789	67.9%	37,868,789	65.9%	36,056,540	58.2%	36,056,540	58.2%	36,056,540	58.2%	1	100%	1	100%	1	100%	52.0%	52.0%

* Represents beneficial ownership of less than 1%.

(1) Each common unit (other than common units held by us) is redeemable from time to time at each holder's option for, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE) who are disinterested), newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each common unit redeemed, in each case in accordance with the terms of the CWGS LLC Agreement; provided that, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE) who are disinterested), we may effect a direct exchange of such Class A common stock or such cash, as applicable, for such common units. The Continuing Equity Owners may exercise such redemption right for as long as their common units remain outstanding. See "Certain Relationships and Related Party Transactions — CWGS LLC Agreement." In these tables, beneficial ownership of common units has been reflected as beneficial ownership of shares of our Class A common stock for which such common units may be exchanged. When a common unit is exchanged by a Continuing Equity Owner who holds shares of our Class B common stock, a corresponding share of Class B common stock will be cancelled.

(2) Represents the percentage of voting power of our Class A common stock, Class B common stock and Class C common stock voting as a single class. Each share of Class A common stock and each share of Class B common stock entitles the registered holder thereof to one vote per share on all matters presented to stockholders for a vote generally, including the election of directors, provided that, for as long as the ML Related Parties, directly or indirectly, beneficially own in the aggregate 27.5% or more of all of the outstanding common units of CWGS, LLC, the shares of our Class B common stock held by the ML Related Parties will entitle the ML Related Parties to the number of votes necessary such that the ML Related Parties, in the aggregate, cast 47% of the total votes eligible to be cast by all of our stockholders on all matters presented to a vote of our stockholders generally. In addition, the one share of our Class C common stock entitles its holder, ML RV Group, to the number of votes necessary such that the holder casts 5% of the total votes eligible to be cast by all of our stockholders on all matters presented to our stockholders generally for as long as there is no Class C Change of Control. For the definition of "Class C Change of Control," please see "Description of Capital Stock." The Class A common stock, Class B common stock and Class C common stock will vote as a single class on all matters except as required by law or the certificate.

(3) All shares of Class A common stock shown as beneficially owned by CWGS Holding, LLC represent shares of Class A common stock that may be acquired upon the exchange of common units of CWGS, LLC for Class A common stock on a one-for-one basis. CWGS Holding, LLC is a wholly owned subsidiary of ML Acquisition Company, LLC. Marcus Lemonis, as the sole director of ML Acquisition Company, LLC, has sole voting and dispositive power with respect to these shares and therefore may be deemed to be the beneficial owner, as determined under rules issued by the SEC, of shares held by CWGS Holding, LLC.

(4) Crestview Partners II GP, L.P. may be deemed to be the beneficial owner of (i) 7,061,062 shares of Class A common stock owned directly by CVRV Acquisition II LLC and (ii) 25,936,883 common units of CWGS, LLC and 25,936,883 shares of Class B common stock, in each case as determined under rules issued by the SEC, with such common units and shares of Class B common stock owned directly by CVRV Acquisition LLC. Crestview Partners II, L.P. and Crestview Partners II (FF), L.P. are members of CVRV Acquisition LLC, and Crestview Partners II (TE), L.P., Crestview Offshore Holdings II (Cayman), L.P., Crestview Offshore Holdings II (FF Cayman), L.P. and Crestview Offshore Holdings II (892 Cayman), L.P. are members of CVRV Acquisition II LLC. Crestview Partners II GP, L.P. is the general partner of each of Crestview Partners II, L.P., Crestview Partners II (FF), L.P., Crestview Partners II (TE), L.P., Crestview Offshore Holdings II (Cayman), L.P., Crestview Offshore Holdings II (FF Cayman), L.P. and Crestview Offshore Holdings II (892 Cayman), L.P. (collectively, the "Crestview Funds"). Crestview Partners II GP, L.P. and the Crestview Funds may be deemed to be beneficial owners of the units and shares owned directly by CVRV Acquisition LLC and CVRV Acquisition II LLC. Crestview Partners II GP, L.P. has voting and investment control over such units and shares. Decisions by Crestview Partners II GP, L.P. to vote or dispose of such units or shares require the approval of a majority of the ten members of its investment committee, which is composed of the following individuals: Barry S. Volpert, Thomas S. Murphy, Jr., Jeffrey A. Marcus, Robert J. Hurst, Richard M. DeMartini, Robert V. Delaney, Jr., Brian P. Cassidy, Quentin Chu, Alexander M. Rose and Adam J. Klein. None of the foregoing persons has the power individually to vote or dispose of any of such units or shares. Each of the foregoing individuals disclaims beneficial ownership of all such units and shares. The address of each of the foregoing is c/o Crestview, 667 Madison Avenue, 10th Floor, New York, New York 10065.

(5) Marcus Lemonis, as the sole director of ML Acquisition Company, LLC, may be deemed to be the beneficial owner, as determined under rules issued by the SEC, of (i) 36,056,540 shares of Class A common stock shown as held by CWGS Holding, LLC, a wholly owned subsidiary of ML Acquisition Company, LLC, which represent shares of Class A common stock that may be acquired upon the exchange of common units of CWGS, LLC for Class A common stock on a one-for-one basis and (ii) 36,056,540 shares of Class B common stock held by CWGS Holding, LLC. Mr. Lemonis, as sole member, Chairman and Chief Executive Officer of ML RV Group, LLC, may also be deemed to be the beneficial owner, as determined under rules issued by the SEC, of one share of Class C common stock held by ML RV Group, LLC.

(6) All shares of Class A common stock shown as beneficially owned by such individual represent shares of Class A common stock that may be acquired upon the exchange of common units of CWGS, LLC for Class A common stock on a one-for-one basis.

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⊥

DESCRIPTION OF CAPITAL STOCK

General

At or prior to the consummation of this offering, we will file an amended and restated certificate of incorporation, (our ''certificate''), and we will adopt our amended and restated bylaws (our ''bylaws''). Our certificate will authorize capital stock consisting of:

- 250,000,000 shares of Class A common stock, par value $0.01 per share;
- 75,000,000 shares of Class B common stock, par value $0.0001 per share;
- one share of Class C common stock, par value $0.0001 per share; and
- 20,000,000 shares of preferred stock, par value $0.0001 per share.

We are selling 10,869,565 shares of Class A common stock in this offering (12,499,999 shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). All shares of our Class A common stock outstanding upon consummation of this offering will be fully paid and non-assessable. We are selling 61,993,423 shares of Class B common stock to the Continuing Equity Owners (other than the Former Profit Unit Holders) and one share of Class C common stock to ML RV Group simultaneously with this offering, in each case, for nominal consideration.

The following summary describes the material provisions of our capital stock. We urge you to read our certificate and our bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Certain provisions of our certificate and our bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.

Class A Common Stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock.

Class B Common Stock

Each share of our Class B common stock entitles its holders to one vote per share on all matters presented to our stockholders generally; provided that, for as long as the ML Related Parties, directly or indirectly, beneficially own in the aggregate 27.5% or more of all of the

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outstanding common units of CWGS, LLC, the shares of our Class B common stock held by the ML Related Parties will entitle the ML Related Parties to the number of votes necessary such that the ML Related Parties, in the aggregate, cast 47% of the total votes eligible to be cast by all of our stockholders on all matters presented to a vote of our stockholders generally. The holders of shares of our Class B common stock do not have cumulative voting rights in the election of directors.

Shares of Class B common stock will be issued in the future only to the extent necessary to maintain a one-to-one ratio between the number of common units of CWGS, LLC held by the Continuing Equity Owners (other than the Former Profit Unit Holders) and the number of shares of Class B common stock issued to the Continuing Equity Owners (other than the Former Profit Unit Holders). Shares of Class B common stock are transferable only together with an equal number of common units of CWGS, LLC. Only permitted transferees of common units held by the Continuing Equity Owners (other than the Former Profit Unit Holders) will be permitted transferees of Class B common stock. See ''Certain Relationships and Related Party Transactions — CWGS LLC Agreement.''

Holders of shares of our Class B common stock will vote together with holders of our Class A common stock and Class C common stock as a single class on all matters presented to our stockholders for their vote or approval, except for certain amendments to our certificate described below or as otherwise required by applicable law or the certificate.

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon dissolution or liquidation. Additionally, holders of shares of our Class B common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class B common stock. Any amendment of our certificate that gives holders of our Class B common stock (i) any rights to receive dividends or any other kind of distribution, (ii) any right to convert into or be exchanged for Class A common stock or (iii) any other economic rights will require, in addition to stockholder approval, the affirmative vote of holders of our Class A common stock voting separately as a class.

Upon the consummation of this offering, ML Acquisition will own 36,056,540 shares of our Class B common stock entitling it to the number of votes necessary such that the ML Related Parties, in the aggregate, cast 47% of the total votes eligible to be cast by all of our stockholders on all matters presented to a vote of our stockholders generally and (ii) certain funds controlled by Crestview Partners II GP, L.P. will own 25,936,883 shares of our Class B common stock.

Class C Common Stock

The one share of our Class C common stock entitles its holder, ML RV Group, to the number of votes necessary such that the holder casts 5% of the total votes eligible to be cast by all of our stockholders on all matters presented to our stockholders generally for as long as there is no Class C Change of Control. Upon a Class C Change of Control, our Class C common stock shall no longer have any voting rights, such share of our Class C common stock will be cancelled for no consideration and will be retired, and we will not reissue such share of Class C common stock.

For purposes of our Class C common stock, ''Class C Change of Control'' means the occurrence of any of the following events: (1) any ''person'' or ''group'' (within the meaning of Sections 13(d) and 14(d) of the Exchange Act (excluding the ML Related Parties and Crestview Partners II GP, L.P.)) becomes the beneficial owner of securities of Camping World Holdings, Inc. representing more than fifty percent (50%) of the combined voting power of Camping World Holdings, Inc.'s then outstanding voting securities; (2) the stockholders of Camping World Holdings, Inc. approve a plan of complete liquidation or dissolution of Camping World Holdings, Inc.; (3) the merger or consolidation of Camping World Holdings, Inc. with any other person, other than a merger or consolidation which would result in the voting securities of Camping World Holdings, Inc. outstanding immediately prior thereto continuing to represent (either by

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remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the combined voting power of the voting securities of Camping World Holdings, Inc. or such surviving entity outstanding immediately after such merger or consolidation; (4) Camping World Holdings, Inc. ceases to be the sole managing member of CWGS, LLC; or (5) the ML Related Parties directly or indirectly, beneficially own in the aggregate, less than 27.5% of all of the outstanding common units of CWGS, LLC. Notwithstanding the foregoing, a ''Class C Change of Control'' shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the Class A common stock, Class B common stock and Class C common stock immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in and voting control over, and own substantially all of the shares of, an entity which owns all or substantially all of the assets of Camping World Holdings, Inc. immediately following such transaction or series of transactions.

The holder of the one share of our Class C common stock does not have cumulative voting rights in the election of directors. The one share of our Class C common stock will not be transferable.

The holder of the one share of our Class C common stock will vote together with holders of our Class A common stock and Class B common stock as a single class on all matters presented to our stockholders for their vote or approval, except for certain amendments to our certificate described below or as otherwise required by applicable law or the certificate.

The holder of the one share of our Class C common stock does not have any right to receive dividends or to receive a distribution upon dissolution or liquidation. Additionally, the holder of the one share of our Class C common stock does not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class C common stock. Any amendment of our certificate that gives the holder of our Class C common stock (i) any rights to receive dividends or any other kind of distribution, (ii) any right to convert into or be exchanged for Class A common stock or (iii) any other economic rights will require, in addition to stockholder approval, the affirmative vote of holders of our Class A common stock voting separately as a class.

Upon the consummation of this offering, ML RV Group will own one share of our Class C common stock entitling it to the number of votes necessary such that the holder casts 5% of the total votes eligible to be cast by all of our stockholders on all matters presented to a vote of our stockholders generally.

Preferred Stock

Upon the consummation of this offering and the effectiveness of our certificate, the total of our authorized shares of preferred stock will be 20,000,000 shares. Upon the consummation of this offering, we will have no shares of preferred stock outstanding.

Under the terms of our certificate that will become effective upon the consummation of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire,

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Secured Credit Facilities

General

On November 20, 2013, CWGS Group, LLC, a wholly-owned subsidiary of CWGS, LLC (the ''Borrower''), and CWGS, LLC (as parent guarantor) entered into a $545.0 million senior secured credit facility with Goldman Sachs Bank USA, as administrative agent and the other lenders party thereto (the ''Senior Secured Credit Facilities''). The Senior Secured Credit Facilities originally consisted of a $525.0 million Term Loan Facility at an original issue discount of $5.25 million or 1.00%, and a $20.0 million Revolving Credit Facility (including a $10.0 million letter of credit sublimit). The Senior Secured Credit Facilities also include a $5.0 million swingline commitment.

The Senior Secured Credit Facilities provide that the Borrower has the right at any time to request additional loans and commitments. The lenders under these facilities are not under any obligation to provide any such additional term loans or commitments or revolving loans and commitments, and any additional term loans, increase in commitments or additional revolving loans or commitments are subject to several conditions precedent and limitations, including pro forma compliance with a total leverage ratio (consolidated net debt to consolidated EBITDA) being no greater than 3.50 to 1 (stepping down to 3.25 to 1 after September 30, 2016). The maturity dates applicable to any revolving commitment increase or any term commitment increase shall be the same as any revolving borrowings and term loans then outstanding, as applicable. In the event that the interest rate margins for any incremental term loans are higher than the interest rate margins for the term loans then outstanding by more than 50 basis points, then the interest rate margins for the term loans then outstanding will be increased to the extent necessary such that the interest rate margins thereunder are equal to the interest rate margins for the incremental term loans, minus 50 basis points, subject to certain qualifications and limitations.

On December 1, 2014, we amended the credit agreement governing our Senior Secured Credit Facilities (as amended, the ''First Amendment'') to, among other things, provide for an increase in term loan borrowings to $628.1 million, allow the contribution of the net cash proceeds of the First Amendment to FreedomRoads, LLC (''FreedomRoads'') a subsidiary of Borrower, finance its acquisition of RV dealerships, increase the size of the incremental cap and make certain other changes to the pricing terms, incremental borrowings provision and certain covenants.

On June 2, 2015, we amended the First Amendment (as amended, the ''Second Amendment'') to, among other things, provide for an increase in term loan borrowings to $705.8 million, allow a special distribution of the net cash proceeds of the Second Amendment from the Borrower to CWGS, LLC for a distribution to its members in the amount of $95.0 million, reduce the applicable rate with respect to term loans, increase the initial restricted payment amount, increase the size of the incremental cap and make certain other changes to the pricing terms, incremental borrowings provision and certain covenants.

On December 17, 2015, we amended the Second Amendment (as amended, the ''Third Amendment'') to, among other things, provide for an increase in term loan borrowings to $736.5 million, allow the contribution of the net cash proceeds of the Third Amendment to FreedomRoads, finance its acquisition of RV dealerships, increase the applicable rate with respect to term loans, increase the size of the incremental cap and make certain other changes to the pricing terms, incremental borrowings provision and certain covenants.

On September [21], 2016, we amended the Third Amendment (as amended, the ''Fourth Amendment'' and, together with the credit agreement governing the Senior Secured Credit Facilities, the First Amendment, the Second Amendment and the Third Amendment, the ''Credit Agreement'') to, among other things, permit this offering, provide for an increase in term loan borrowings to $802.4 million, increase the capacity for payments by the Borrower to CWGS, LLC for payment of regular quarterly dividends to its common unit holders, including us, and permit a $75.0 million special distribution of a portion of borrowings under the Fourth Amendment from the Borrower (as defined herein) to CWGS, LLC for a distribution to its members, which was also made on September [21], 2016.

On a pro forma basis giving effect to only the Recapitalization, as of June 30, 2016, we had $802.4 million of term loans outstanding, net of $4.9 million of unamortized original issue discount and $12.3 million of finance costs, and $0.0 million of revolving borrowings outstanding under the Senior Secured Credit Facilities. As of June 30, 2016, we had letters of credit in the aggregate amount of $3.7 million outstanding under the Revolving Credit Facility.

Interest rates and fees

Term loan borrowings under the Senior Secured Credit Facilities, as amended, bear interest at a rate per annum equal to, at our option, either: (a) the London Interbank Offered Rate (''LIBOR'') multiplied by the statutory reserve rate (such product, the ''Adjusted LIBOR Rate''), subject to a 1.00% floor, plus an applicable margin of 4.75%, in the case of Eurocurrency loans or (b) an alternate base rate (determined by reference to the greatest of : (i) the prime rate published by *The Wall Street Journal* (the ''WSJ Prime Rate''), (ii) the federal funds effective rate plus 0.50% and (iii) the one-month Adjusted LIBOR Rate plus 1.00%), subject to a 2.00% floor, plus an applicable margin of 3.75%, in the case of alternate base rate loans.

Revolving borrowings under the Senior Secured Credit Facilities, as amended, bear interest at a rate per annum equal to, at our option, either: (a) the Adjusted LIBOR Rate plus an applicable margin based on the total leverage ratio, as set forth in the table below, in the case of Eurocurrency borrowings or (b) an alternate base rate (determined by reference to the greatest of : (i) the WSJ Prime Rate, (ii) the federal funds effective rate plus 0.50% and (iii) the one-month Adjusted LIBOR Rate plus 1.00%), plus an applicable margin based on the total leverage ratio, as set forth in the table below, in the case of alternate base rate borrowings.

Pricing Level	Total Leverage Ratio	Eurocurrency	Alternate Base Rate
1	≤ 2.50 : 1.00	4.25%	3.25%
2	> 2.50 : 1.00	4.50%	3.50%

In addition to paying interest on outstanding principal under the Senior Secured Credit Facilities, we are required to pay a commitment fee to the lenders under the Revolving Credit Facility in respect of the unutilized commitments thereunder at a rate of 0.50% per annum. We also pay customary letter of credit and agency fees.

Mandatory prepayments

The Credit Agreement governing the Senior Secured Credit Facilities require the Borrower to prepay outstanding term loans, subject to certain exceptions, with: (1) 100% of the net cash proceeds of any incurrence of indebtedness by the Borrower or its subsidiaries, other than certain indebtedness permitted under the Senior Secured Credit Facilities, and (2) 100% of the net cash proceeds of non-ordinary course asset sales or other dispositions of assets (including casualty events) by the Borrower or its subsidiaries, subject to reinvestment rights and certain other exceptions.

In general, the mandatory prepayments described above will be applied to reduce the subsequent scheduled and outstanding repayments of the term loan borrowings to be made pursuant to the amortization provisions of the Credit Agreement, or, except as otherwise provided in

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- make investments, loans, advances, guarantees and acquisitions;

- sell assets, including capital stock of its subsidiaries;

- enter into certain sale and leaseback transactions;

- pay dividends on capital stock or redeem, repurchase or retire capital stock or certain other indebtedness;

- engage in transactions with affiliates; and

- enter into agreements restricting our subsidiaries' ability to pay dividends.

On September [21], 2016, we entered into the Fourth Amendment, which, among other things, provided such covenants will not restrict our ability to consummate the Transactions, including this offering.

The Senior Secured Credit Facilities restrict the ability of the Borrower and its subsidiaries to pay distributions or make other restricted payments. The Borrower is generally permitted to pay distributions (1) in an amount not to exceed a specified available amount (as defined in the Credit Agreement, and calculated as the sum of, among other things, $30.0 million, plus net proceeds received by the Borrower in connection with the issuance of, or contribution of cash in respect of, certain existing equity interests, plus, if the total leverage ratio is not greater than 2.75 to 1, cumulative excess cash flow not otherwise applied, minus distributions, prepayments of debt and investments made in reliance of the available amount) as long as (A) after giving pro forma effect to the contemplated distribution, the Borrower would be in compliance with the maximum total leverage ratio covenant (as described below) and (B) no default or event of default has occurred or would result from the contemplated distribution; and (2) upon the consummation of this offering, in an amount up to $30.0 million during any period of four fiscal quarters to provide funds that are used by CWGS, LLC to pay regular quarterly distributions to its common unit holders, including us.

The Senior Secured Credit Facilities also contain a covenant that, among other things and subject to certain exceptions, restricts the ability of CWGS, LLC to conduct any business other than certain standard activities in connection with being a holding company.

In addition, the Credit Agreement governing the Senior Secured Credit Facilities require the Borrower and its subsidiaries to comply on a quarterly basis with a maximum total leverage ratio, which covenant is only for the benefit of the Revolving Credit Facility. As of June 30, 2016, the maximum total leverage ratio permissible was 3.50 to 1 and we were in compliance with this covenant. This financial maintenance covenant becomes more restrictive over time (stepping down to 3.25 to 1 after September 30, 2016). As of June 30, 2016, the Borrower, CWGS, LLC and the subsidiary guarantors were in compliance with our Senior Secured Credit Facilities. To the extent that we are unable to comply with the maximum total leverage ratio in the future, we would be unable to borrow under the Revolving Credit Facility and may need to seek alternative sources of financing in order to operate and finance our business as we deem appropriate. There is no guarantee that we would be able to incur additional indebtedness on acceptable terms or at all. See ''Risk Factors — Risks Related to our Business — Our Senior Secured Credit Facilities and our Floor Plan Facility contain restrictive covenants that may impair our ability to access sufficient capital and operate our business.''

The Credit Agreement governing the Senior Secured Credit Facilities contains certain customary affirmative covenants and events of default.

This summary describes the material provisions of the Senior Secured Credit Facilities, but may not contain all information that is important to you. We urge you to read the provisions of the Credit Agreement governing the Senior Secured Credit Facilities, which has been filed as an exhibit

In addition to other customary covenants, the credit agreement governing our Floor Plan Facility requires the Floor Plan Borrower and the subsidiary guarantors to comply on a monthly basis with a minimum consolidated current ratio of 1.180 to 1.000 and a minimum fixed charge coverage ratio of 1.250 to 1.000. As of June 30, 2016, the Floor Plan Borrower and the subsidiary guarantors were in compliance with each of these covenants. Such covenants will not restrict our ability to consummate the Transactions, including this offering.

Borrowings under the Floor Plan Facility are guaranteed by FreedomRoads Intermediate Holdco, LLC (the direct parent of the Floor Plan Borrower) and certain subsidiary guarantors (collectively, the ''Guarantors''). These floor plan arrangements grant the administrative agent a first priority security interest in all of the personal property of the Floor Plan Borrower and the Guarantors, the financed RVs and the related sales proceeds.

This summary describes the material provisions of the Floor Plan Facility, but may not contain all information that is important to you. We urge you to read the provisions of the credit agreement governing the Floor Plan Facility, which has been filed as an exhibit to the registration statement of which this prospectus forms a part. See ''Where you can find more information.''

Camping World Holdings, Inc. S-1   Proj: P7993NYC16   Job: 16ZAX19301   (16-7993-1)
REDLINED   Page Dim: 8.250″ X 10.750″   Copy Dim: 38. X 54.3   File: EN19301A.;49   v6.8

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market (including shares of Class A common stock issuable upon redemption or exchange of common units of our Continuing Equity Owners), or the perception that such sales may occur, could adversely affect the market price of our Class A common stock. Although we have applied to have our Class A common stock listed on the NYSE, we cannot assure you that there will be an active public market for our Class A common stock.

Upon the closing of this offering, we will have outstanding an aggregate of 17,930,627 shares of Class A common stock, assuming the issuance of 10,869,565 shares of Class A common stock offered by us in this offering and the issuance of 7,061,062 shares of Class A common stock to the Former Equity Owners in the Transactions. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our ''affiliates,'' as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining 7,061,062 shares of Class A common stock will be ''restricted securities,'' as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

In addition, each common unit held by our Continuing Equity Owners will be redeemable, at the election of each Continuing Equity Owner, for, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE) who are disinterested), newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each common unit redeemed, in each case in accordance with the terms of the CWGS LLC Agreement; provided that, at our election (determined solely by our independent directors (within the meaning of the rules of the NYSE) who are disinterested), we may effect a direct exchange of such Class A common stock or such cash, as applicable, for such common units. The Continuing Equity Owners may exercise such redemption right for as long as their common units remain outstanding. See ''Certain Relationships and Related Party Transactions — CWGS LLC Agreement.'' Upon consummation of this offering, our Continuing Equity Owners will hold 64,838,568 common units, all of which will be exchangeable for shares of our Class A common stock. The shares of Class A common stock we issue upon such exchanges would be ''restricted securities'' as defined in Rule 144 unless we register such issuances. However, we will enter into a Registration Rights Agreement with our Original Equity Owners that will require us to register under the Securities Act these shares of Class A common stock. See ''Certain Relationships and Related Party Transactions — Registration Rights Agreement.''

Lock-Up Agreements

We, our officers and directors and the Original Equity Owners, subject to certain exceptions, will agree that, without the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities LLC, on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

- offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly or publicly disclose the intention to make any offer, sale, pledge or disposition of, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock, or any options or warrants to purchase any shares of our Class A common stock, or any securities convertible into, or exchangeable for, or that represent the right to receive, shares of our Class A common stock;

- enter into any swap or other arrangement that transfers to another, all or a portion of the economic consequences of ownership of our common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

- in the case of our directors, executive officers and holders of substantially all of our common stock (including securities convertible into or exchangeable or exercisable for our common stock), make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock,

whether any transaction described above is to be settled by delivery of our Class A common stock or such other securities, in cash or otherwise.

Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our Class A common stock for at least 180 days would be entitled to sell in ''broker's transactions'' or certain ''riskless principal transactions'' or to market makers, a number of shares within any three-month period that does not exceed the greater of:

- 1% of the number of shares of our Class A common stock then outstanding; or

- the average weekly trading volume in our Class A common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the NYSE concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

Under Rule 144, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares of our Class A common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

226

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company's historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application will be made to list the Class A common stock on the NYSE under the symbol "CWH".

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional shares for which the underwriters' option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $6.8 million.

The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the

233

CWGS Enterprises, LLC and Subsidiaries

Condensed Consolidated Balance Sheets

(In Thousands Except Unit Amounts)

	June 30, 2016	December 31, 2015	Pro Forma June 30, 2016
	(unaudited)		(unaudited)
Assets			
Current assets:			
Cash and cash equivalents	$ 39,066	$ 92,025	$ 71,066
Contracts in transit	65,918	21,892	65,918
Accounts receivable, less allowance for doubtful accounts of $4,828 and $5,119 in 2016 and 2015, respectively	59,760	56,356	59,760
Inventories, net	915,153	868,939	915,153
Prepaid expenses and other assets	25,986	18,861	25,986
Deferred tax asset	153	123	153
Total current assets	1,106,036	1,058,196	1,138,036
Property and equipment, net	131,004	149,725	131,004
Deferred tax asset	4,609	6,111	4,609
Intangibles assets, net	2,542	1,652	2,542
Goodwill	146,735	112,940	146,735
Other assets	16,568	15,394	16,568
Total assets	$1,407,494	$1,344,018	$1,439,494
Liabilities and members' deficit			
Current liabilities:			
Accounts payable	$ 107,591	$ 56,789	$ 107,591
Accrued liabilities	92,237	77,552	92,237
Deferred revenues and gains	65,818	63,616	65,818
Current portion of capital lease obligation	1,420	771	1,420
Current portion of long-term debt	39,422	52,089	45,533
Notes payable — floor plan	623,571	598,420	623,571
Other current liabilities	21,216	13,861	21,216
Total current liabilities	951,275	863,098	957,386
Capital lease obligations	1,347	751	1,347
Right to use liabilities	15,093	30,599	15,093
Long-term debt, net of current portion	656,020	673,304	756,909
Deferred revenues and gains	53,576	52,151	53,576
Other long-term liabilities	15,200	13,062	15,200
Total liabilities	1,692,511	1,632,965	1,799,511
Commitments and contingencies			
Membership units, 153,796 authorized and 153,796 units issued, and 155,559 units authorized and 155,559 units issued as of June 30, 2016 and December 31, 2015, respectively	—	—	—
Members' deficit	(285,017)	(288,947)	(360,017)
Total liabilities and members' deficit	$1,407,494	$1,344,018	$1,439,494

See accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

F-42

⊥

CWGS Enterprises, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

Business and Basis of Presentation

The accompanying condensed consolidated financial statements of CWGS Enterprises, LLC and its subsidiaries (the Company) have been prepared in accordance with the rules applicable to Form 10-Q and include all information and footnotes required for interim financial statement presentation, but do not include all disclosures required under accounting principles generally accepted in the United States (GAAP) for annual financial statements. In the opinion of management, the interim condensed consolidated financial statements include all adjustments necessary, which are of a normal and recurring nature, for the fair presentation of the Company's financial position and of the results of operations and cash flows for the periods presented.

CWGS Enterprises, LLC (CWGS, LLC) was formed in March 2011 when its then ultimate parent, AGI Holding Corp, indirectly contributed all of the membership interest of Affinity Group Holding, LLC (AGH) and FreedomRoads Holding Company (FreedomRoads), to CWGS Holding, LLC, CWGS, LLC's immediate parent, which in turn, contributed the interest of AGH and FreedomRoads to CWGS, LLC. All material intercompany transactions and balances of the Company have been eliminated in consolidation.

These interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2015 included in the Company's Prospectus on Form S-1. The results of operations for the interim period shown in this report are not necessarily indicative of the results that may be expected for any other interim period or for the full year.

The Company does not have any components of other comprehensive income recorded within the consolidated financial statements, and, therefore, do not separately present a statement of comprehensive income in our consolidated financial statements.

The unaudited pro forma balance sheet presentation as of June 30, 2016 reflects additional borrowings of $110.0 million on September [21], 2016 under the Term Loan Facility, the declaration and payment of a distribution on September [21], 2016 totaling $75.0 million, and deferred financing fees and original issue discount of $2.45 million and $0.55 million, respectively. See Note 13 — Subsequent Event for additional information.

Description of the Business

CWGS, LLC is a holding company and operates through its subsidiaries. The operations of the Company consist of two primary businesses: (i) Consumer Services and Plans, and (ii) Retail. The Company provides consumer services and plans offerings through its Good Sam brand and the Company provides its retail offerings through its Camping World brand. Within the Consumer Services and Plans segment, the Company primarily derives revenue from the sale of the following offerings: emergency roadside assistance; property and casualty insurance programs; travel assist programs; extended vehicle service contracts; co-branded credit cards; vehicle financing and refinancing; club memberships; and publications and directories. Within the Retail segment, the Company primarily derives revenues from the sale of the following products: new vehicles; used vehicles; parts and service, including recreational vehicle (RV) accessories and supplies; and finance and insurance. The Company primarily operates in various regions throughout the United States and markets its products and services to RV owners and camping enthusiasts.

F-46

⊤

CWGS Enterprises, LLC and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

Note 12: Segments Information (Continued)

	Six Months Ended June 30,	
	2016	2015
Other interest expense, net:		
Consumer Services and Plans	$ 8	$ 19
Retail	2,768	7,103
Total	2,776	7,122
Corporate and other	22,549	19,240
Total other interest expense, net	$25,325	$26,362

	As of June 30,	
	2016	2015
Assets:		
Consumer Services and Plans	$ 124,157	$ 116,818
Retail	1,279,727	1,295,843
Total	1,403,884	1,412,661
Corporate and other	3,610	509
Total assets	$1,407,494	$1,413,170

	Six Months Ended June 30,	
	2016	2015
Capital expenditures:		
Consumer Services and Plans	$ 1,506	$ 1,704
Retail	15,711	19,410
Total capital expenditures	$17,217	$21,114

Note 13: Subsequent Event

On July 1, 2016, FR entered into Amendment No. 1 to Sixth Amended and Restated Credit Agreement for the Floor Plan Facility (See Note 2 — Inventories, Net and Floor Plan Payable).

On September [21], 2016, the Company amended the Senior Secured Credit Facilities to, among other things, amend the change of control definition and other technical changes to facilitate its transition to a public company, provide additional borrowings of $110.0 million under the Term Loan Facility, increasing the Term Loan Facility from $695.4 million to $802.4 million, net of original issue discount and finance costs totaling $3.0 million, and to permit a distribution of a portion of the proceeds to the members of CWGS, LLC. The net proceeds were used to fund a $75.0 million cash distribution to the members of CWGS, LLC on September [21], 2016, and provide $32.0 million for general corporate purposes, including the potential acquisition of dealerships.

our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended (the ''Securities Act'') against certain liabilities.

Item 15.   Recent sales of unregistered securities.

On March 8, 2016, Camping World Holdings, Inc. agreed to issue 100 shares of common stock, par value $0.01 per share, which will be redeemed upon the consummation of this offering, to an officer of Camping World Holdings, Inc. in exchange for $100.00. The issuance was exempt from registration under Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering.

In connection with the recapitalization transactions described in the accompanying prospectus, Camping World Holdings, Inc. will issue (i) 7,061,062 shares of Class A common stock to funds controlled by Crestview Partners II GP, L.P. in exchange for their indirect ownership interests in CWGS Enterprises, LLC, (ii) 61,993,423 shares of Class B common stock to funds controlled by Crestview Partners II GP, L.P. and CWGS Holding, LLC, a wholly owned subsidiary of ML Acquisition Company, LLC and (iii) one share of Class C common stock to ML RV Group, LLC. The shares of Class A common stock, the shares of Class B common stock and the one share of Class C common stock described above will be issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transaction will not involve a public offering. No underwriters will be involved in the transaction.

Item 16.   Exhibits and financial statements.

(a)   Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b)   Financial Statement Schedules

All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.

Item 17.   Undertakings.

(a)   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Camping World Holdings, Inc. pursuant to the foregoing provisions, or otherwise, Camping World Holdings, Inc. has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Camping World Holdings, Inc. of expenses incurred or paid by a director, officer or controlling person of Camping World Holdings, Inc. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Camping World Holdings, Inc. will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.